04028356

MAY 10 2004

P.E.
5/3/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 1-14522

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

PROCESSED
MAY 11 2004
THOMSON
FINANCIAL

Date: May 10, 2004

By: ____________________
Name: Alexander V. Izosimov
Title: Chief Executive Officer and General Director

VimpelCom 2003 Annual Report

ВымпелКом Годовой отчет


Hello!

Contents
Содержание

1 Company Profile
3 Информация о Компании

4 Financial Highlights
7 Основные финансовые показатели

9 Letter to Shareholders
11 Письмо к акционерам

14 Russian Economy: One of the Highest Growth Rates in the World
14 Экономика России: темпы роста – одни из самых высоких в мире

17 Cellular Penetration in Russia: Doubled During 2003
18 Уровень проникновения сотовой связи в России: удвоение за 2003 год

19 VimpelCom: Reaching New Heights in 2003
20 ВымпелКом: достижение новых рубежей в 2003 году

23 Core Principles of Corporate Culture
24 Основные принципы корпоративной культуры

26 Board of Directors
27 Совет директоров

28 Senior Management
29 Старший менеджмент

30 The Legacy of VimpelCom: Founders' Pioneering Spirit
30 Наследие ВымпелКома: новаторский дух учредителей

32 Corporate Information
32 Корпоративная информация

33 Financial Information
33 Финансовая информация


Life is good!
Жизнь прекрасна!

Company Profile

VimpelCom is a leading provider of wireless telecommunications services in Russia,

operating under the "Bee Line GSM" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including Moscow and St. Petersburg.

VimpelCom has always been a pioneer in wireless telecommunications in Russia and the Company continues to be a market leader in product innovation. In 2003, VimpelCom became one of the first operators in the world to introduce on-line prepaid roaming. The Company also introduced commercial GPRS (General Packet Radio Services) and MMS (Multimedia Messaging Services) offerings across the country in 2003. For its traveling customers and foreign visitors, VimpelCom maintains roaming agreements with companies from 150 countries and supports GPRS roaming in 38 countries.

At the end of 2003, VimpelCom's total subscriber base was approximately 11.44 million, with approximately 5.66 million subscribers in the Moscow license area and 5.78 million subscribers in the regions outside Moscow.

Since its listing on the NYSE, VimpelCom has been a leader in corporate governance and transparency in Russia, being recognized on numerous occasions as the best in Russian corporate governance by various independent institutions and organizations.

VimpelCom was the first Russian company to list its shares on the NYSE in November 1996. VimpelCom's ADSs are listed on the NYSE under the symbol "VIP".

Информация о Компании

ВымпелКом является ведущим оператором сотовой связи в России,

предоставляющим свои услуги под торговой маркой «Би Лайн GSM», одной из наиболее известных торговых марок России. Лицензии на предоставление услуг сотовой связи Группы компаний ВымпелКом охватывают территорию, на которой проживает около 92% населения России (134 миллиона человек), включая Москву и Санкт-Петербург.

ВымпелКом всегда был пионером беспроводной связи в России, и Компания продолжает быть лидером в области внедрения на рынок новых продуктов. В 2003 году ВымпелКом одним из первых в мире ввел роуминг в режиме реального времени для абонентов, использующих систему предоплаты (prepaid). Компания также предоставляет услуги GPRS (General Packet Radio Services) и MMS (Multimedia Messaging Services) в масштабах всей страны. Для своих абонентов, которые отправляются в поездки за пределы действия сети Би Лайн, и для обслуживания зарубежных гостей ВымпелКом заключил соглашения о роуминге с операторами из 150 стран, при этом в 38 странах предоставляются услуги GPRS-роуминга.

В конце 2003 года общая абонентская база ВымпелКома насчитывала приблизительно 11,44 миллиона клиентов, из них около 5,66 миллиона проживало в Москве и Московской области и 5,78 миллиона в остальных регионах страны.

С момента выхода на Нью-Йоркскую фондовую биржу ВымпелКом занимает ведущее положение среди российских компаний с точки зрения корпоративного управления и прозрачности, за что неоднократно получал со стороны независимых институтов и организаций звание лидера в области корпоративного управления.

ВымпелКом стал первой российской компанией, включенной в листинг Нью-Йоркской фондовой биржи (NYSE) в ноябре 1996 года. Акции Компании котируются на NYSE под символом "VIP".

Financial Highlights

(In thousands of US dollars, except per share (ADS) amounts) (US GAAP)	2003	2002	2001
Operating Results			
Total operating revenues	1,335,598	779,644	427,696
Net operating revenues (1)	1,335,598	768,496	422,602
Operating income (loss)	427,904	224,792	87,150
% net operating revenues	32.0%	29.3%	20.6%
Net income (loss)	US$ 233,962	US$ 129,552	US$ 47,301
% net operating revenues	17.5%	16.9%	11.2%
Net income (loss) per common share	US$ 6.12	US$ 3.41	US$ 1.41
Net income (loss) per ADS equivalent (2)	US$ 4.59	US$ 2.56	US$ 1.06

Consolidated Balance Sheet Data *(In thousands of US dollars)*	2003	2002	2001
Cash, cash equivalents and short-term investments	US$ 157,611	US$ 263,657	US$ 145,092
Working capital (deficit)	(167,409)	69,582	52,146
Property and equipment, net	1,460,542	957,602	535,405
Intangible assets, net	163,186	144,115	70,926
Total assets	US$ 2,302,232	US$ 1,692,744	US$ 925,806
Total debt including current portion	606,991	650,580	277,673
Total liabilities	1,304,016	1,030,081	417,685
Total shareholders' equity	998,216	662,663	508,121

Statistics	2003	2002	2001
End of period subscribers			
Moscow License Area	5,659,600	3,712,700	1,911,200
The regions	5,777,360	1,440,400	200,300
Total subscribers	11,436,960	5,153,100	2,111,500
Employees (3)	7,600	4,990	3,174
Market share – Moscow License Area (4)	49%	52%	46%
Market share – Russia (5)	31%	29%	n/a

1. Net operating revenues after deduction of revenue based taxes
2. Net income (loss) per common share has been adjusted by a factor of 1.33 to determine net income (loss) per ADS equivalent, as each ADS is equivalent to three-quarters of one share of common stock
3. VimpelCom and its principal subsidiaries
4. Based on the Company's estimates of active subscribers on its networks and independent estimates of active subscribers on the networks of the other wireless telecommunications providers in the Moscow license area
5. Source: AC&M-Consulting and other independent sources



11,436,900
5,153,100
2,111,500
2001 2002 2003
14%
31%
37%
VimpelCom
MTS
Megafon
Other
5,659,600
3,712,700
1,911,200
2001 2002 2003
43%
49%
VimpelCom
MTS
Megafon


1335.6
779.6
427.9
2001 2002 2003
67.7%
42.4%
27.4%
2001 2002 2003
25.0%
12.4%
5.5%
2001 2002 2003

Основные финансовые показатели

(В тысячах долларов США, кроме сумм на акцию (АДА))

ГААП (США)	2003	2002	2001
Результаты операционной деятельности			
Общий операционный доход	1 335 596	779 644	427 896
Чистые операционные доходы (1)	1 335 596	768 496	422 602
Операционная прибыль (операционный убыток)	427 904	224 792	87 150
% с чистого операционного дохода	32,0%	29,3%	20,6%
Чистая прибыль (убыток)	US$ 233 962	US$ 129 552	US$ 47 301
% с чистого операционного дохода	17,5%	16,9%	11,2%
Чистая прибыль (убыток) на обыкновенную акцию	US$ 6,12	US$ 3,41	US$ 1,41
Чистая прибыль (убыток) на эквивалент АДА (2)	US$ 4,59	US$ 2,56	US$ 1,06

Данные консолидированного баланса
(В тысячах долларов США)

	2003	2002	2001
Денежные средства, их эквиваленты и краткосрочные финансовые вложения	US$ 157 611	US$ 263 657	US$ 145 092
Оборотные средства (дефицит)	(167 409)	69 562	52 146
Основные средства, нетто	1 460 542	957 602	535 405
Нематериальные активы, нетто	163 166	144 115	70 926
Общая сумма активов	US$ 2 302 232	US$ 1 692 744	US$ 925 806
Общая задолженность, включая задолженность за текущий период	666 991	650 580	277 673
Общая сумма обязательств	1 304 016	1 030 081	417 685
Собственный капитал	998 216	662 663	506 121

Статистические данные

	2003	2002	2001
Количество абонентов в конце года			
Московская лицензионная территория	5 659 600	3 712 700	1 911 200
Регионы	5 777 300	1 440 400	200 300
Итого абонентов	11 436 900	5 153 100	2 111 500
Количество сотрудников (3)	7 600	4 990	3 174
Доля рынка - Московская лицензионная территория (4)	49%	52%	46%
Доля рынка – Россия (5)	31%	28%	..

1. Чистый операционный доход после вычета налогов на доходы
2. Чистая прибыль (убыток) на обыкновенную акцию был разделен на величину 1,33 для определения чистой прибыли (убытка) на американскую депозитарную акцию (АДА), так как одна американская депозитарная акция эквивалентна трем четвертям одной обыкновенной акции
3. ВымпелКом и его основные дочерние предприятия
4. Данные основаны на оценке Компанией количества активных абонентов ОАО «ВымпелКом» и независимых оценках количества активных абонентов других операторов сотовой связи на Московской лицензионной территории
5. Источник: AC&M-Consulting и другие независимые источники



Letter to Shareholders

Dear Shareholders: Robust economic development and rising disposable incomes in Russia stimulated spectacular growth in the Russian cellular industry. During 2003, the number of mobile subscribers in Russia grew from 18.0 million to 36.2 million. VimpelCom took more than 34% of this growth and increased its subscriber base from 5.15 million at the end of 2002 to approximately 11.44 million at the end of 2003. Despite fierce competition, we were able to maintain our leadership position in the key Moscow market in terms of the number of subscribers. At the end of 2003, we served approximately 5.66 million subscribers in the Moscow license area, corresponding to a market share of approximately 49.0%. Although we increased the number of subscribers in Moscow by 52.4% in 2003, our progress in the regions was even more impressive. In the beginning of 2003, we operated in 38 regions outside of the Moscow license area, serving approximately 1.44 million subscribers. At the end of 2003, we operated in 53 regions outside of the Moscow license area and served approximately 5.78 million subscribers, which represents more than 300% annual growth. In April 2003 we launched our operations in St. Petersburg, the second largest city in Russia, and by the end of 2003 we had signed more than 330,000 subscribers in the city. In December 2003 we launched our operations in three regions in the Urals, a very important industrial area in the center of Russia. In 2003, as in 2002, VimpelCom demonstrated the highest rate of growth in the Russian regions of any major cellular operator.

2003 marked yet another record year for VimpelCom with the following financial and operational achievements:

- For the year 2003, VimpelCom reported net operating revenues of $1,335.6 million, a 73.8% increase from 2002.
- Our operating income before depreciation and amortization (OIBDA)* was approximately $613.2 million, a 90.3% increase from 2002.
- Our OIBDA margin reached 45.9%, compared to 41.9% reported for 2002.
- Our net income reached approximately $234.0 million, a 80.6% increase from 2002.
- In 2003, the Company generated approximately $511.9 million in operating cash flows.
- As of December 31, 2003 our balance sheet was strong, with the debt-to-equity ratio at 0.6.
- Our regional operations became profitable in the second quarter of 2003 with net income doubling in the third and fourth quarter compared with the previous quarter.
- The Company increased its overall national market share by 3%, from 28% to 31%. As of March 31, 2004, our national market share reached 32% according to an independent research report.

Our massive subscriber growth in 2003, driven by capital investments in the amount of approximately $770 million, was accompanied by revenue and cash flow growth and, more importantly, improved margins. We were particularly pleased that our regional operations became net income positive in the middle of 2003, less than two years after the start of our national expansion program. The financial performance of our regional arm, VimpelCom-Region, improved so much during 2003 that in the fourth quarter of 2003 VimpelCom-Region's OIBDA margin** reached 40.2% and net income margin

* Reconciliation of the VimpelCom OIBDA and OIBDA margin to their most directly comparable U.S. GAAP financial measurements is presented in the section "Selected Consolidated Financial Data".

** Reconciliation of the VimpelCom-Region OIBDA margin to its most directly comparable U.S. GAAP financial measurement is presented in the Company's fourth quarter and annual 2003 earnings release which is posted on our website at the following URL address http://www.vimpelcom.com/news/press/P20040325.html reached 22.9%. Our financial performance demonstrates that in 2003, the Company successfully implemented its strategy both in Moscow and nationwide.

VimpelCom's *ADS price reflected its successful operational and financial performance*. During 2003 VimpelCom's ADS price grew by approximately 120%, from $31.6 per ADS to $69.2 per ADS, outperforming not only DJIA, which grew by 25%, but also the Russian RTS index, which grew by almost 60% in 2003. During the first quarter of 2004 VimpelCom's ADS price grew by 50% to reach $104.

It is expected that rapid subscriber growth in the Russian regions will continue in 2004 and beyond. Such prospects make it imperative for VimpelCom to further expand its operations in Russia. At the end of 2003, we operated in 55 of Russia's 89 administrative regions and we intend to increase the coverage and capacity of our networks wherever needed. We launched one new network in the South super-region in March 2004 and later this year we plan to launch our networks in most of the remaining 18 regions which are within our license territories but not yet operational. There are still 15 regions in the Far East where we do not have operating licenses and we will continue to work on getting access to operations in these regions.

In October 2003, our shareholders approved our merger with VimpelCom-Region, our subsidiary for *regional development. This merger remains subject to the transfer of all of* VimpelCom-Region's licenses and permissions to VimpelCom. We plan to complete the merger in the second quarter of 2004, which will provide all our shareholders with 100% exposure to regional growth.

We believe VimpelCom is well positioned to take a substantial share of regional growth using its proven *national expansion strategy*. This strategy is designed to secure rapid profitable growth and is based on two fundamental elements: (i) building a unified network across Russia with the same business processes and solutions for network operation and control, IT, marketing, distribution, customer service and billing; and (ii) employing primarily organic "greenfield" growth augmented by selective acquisitions. In the meantime, Moscow, which is the most lucrative market in Russia, is gradually approaching saturation. *Penetration in Moscow has already passed the 70% level. Although subscriber growth in Moscow will continue for some time, we are preparing the Company for a new phase of competition* where retention, subscriber loyalty, superior quality and customer-friendly products will play a decisive role.

VimpelCom continued its tradition of efficient and innovative management and strong corporate governance in 2003. As in years past, internationally recognized independent institutions honored VimpelCom in 2003 with various awards such as "Brand of the Year", "Best Corporate Governance" and "Best Investor Relations". VimpelCom has a proven experienced management team and we are confident that this team will meet the challenges of 2004, successfully implementing its plans and increasing value for its shareholders.

Jo Lunder
Chairman of the Board

Alexander Izosimov
Chief Executive Officer

Письмо к акционерам

Уважаемые акционеры: Бурное развитие экономики России и увеличение доходов населения стимулировали рекордно быстрые темпы роста индустрии сотовой связи страны. В течение 2003 года число абонентов сотовой связи в России выросло с 18,0 миллиона до 36,2 миллиона. На долю ВымпелКома приходится свыше 34% этого роста: абонентская база Компании выросла с 5,15 миллиона в конце 2002 года до приблизительно 11,44 миллиона в конце 2003 года. Несмотря на острую конкуренцию, мы сумели удержать лидирующее положение по числу абонентов на ключевом московском рынке. В конце 2003 года нашими услугами пользовались около 5,66 миллиона абонентов на Московской лицензионной территории, что составляет примерно 49,0% рынка. Мы увеличили количество наших абонентов на Московской лицензионной территории в 2003 году на 52,4%, однако еще более впечатляющих успехов мы достигли в регионах. В начале 2003 года мы осуществляли операторскую деятельность в 38 регионах за пределами Москвы и Московской области, оказывая услуги примерно 1,44 миллиона абонентов. В конце 2003 года, мы работали уже в 53 регионах за пределами Московской лицензионной территории и обслуживали около 5,78 миллиона абонентов, что составляет свыше 300% роста за год. В апреле 2003 года мы приступили к операциям в Санкт-Петербурге, втором по величине городе России, и к концу 2003 года у нас там насчитывалось свыше 330 000 абонентов. В декабре 2003 года мы развернули операционную деятельность в трех регионах Урала, который является важным промышленным районом, расположенным в центре России. Как и в 2002, в 2003 году ВымпелКом был лидером по темпам роста в регионах России, опережая по этому показателю своих конкурентов.

В 2003 году ВымпелКом в очередной раз добился рекордных для себя операционных и финансовых результатов:

- За 2003 год ВымпелКом получил чистую операционную прибыль в размере $1335,6 миллиона, что на 73,8% выше, чем в 2002 году.
- Наши операционные доходы до амортизационных отчислений (OIBDA)* составили приблизительно $613,2 миллиона, что на 90,3% выше, чем в 2002 году.
- Маржа OIBDA Компании достигла 45,9% по сравнению с 41,9% в 2002 году.
- Чистая прибыль выросла приблизительно до $234,9 миллиона, что составляет рост на 80,6% по сравнению с 2002 годом.
- В 2003 году поступление денежных средств от операционной деятельности составило приблизительно $511,9 миллиона.
- По состоянию на 31 декабря 2003 года мы имели отличные показатели балансового отчета, в котором отношение заемных средств к собственному капиталу равнялось 0,6.
- Наша деятельность в регионах со второго квартала 2003 года стала приносить чистую прибыль, которая удваивалась в третьем и четвертом кварталах по сравнению с предыдущим кварталом.
- Компания увеличила свою долю рынка в национальном масштабе на 3%, с 28% до 31%. Согласно отчету независимого агентства, в конце марта 2004 года доля рынка Компании достигла 32%.

* Согласование OIBDA и маржи OIBDA компании ВымпелКом с ближайшими сопоставимыми финансовыми показателями, принятыми в U.S. GAAP приводится в разделе "Selected Consolidated Financial Data".

Стремительный рост абонентской базы в 2003 году был обусловлен капитальными вложениями в размере приблизительно $770 миллионов. Этот рост сопровождался ростом выручки и денежных потоков, и, что очень важно, увеличением значений маржи. С удовлетворением отмечаем, что региональные операции вышли на уровень прибыльности в середине 2003 года, менее чем через два года после начала реализации нашей программы развития в регионах. Финансовые показатели нашего регионального подразделения ВымпелКом-Регион настолько улучшились за 2003 год, что в четвертом квартале 2003 года маржа OIBDA* ВымпелКом-Региона достигла 40,2%, а маржа чистой прибыли составила 22,9%. Результаты нашей финансовой деятельности демонстрируют, что в 2003 году Компания успешно реализовала свою стратегию как в Москве, так и в масштабах всей страны.

Цена акций (ADS) ВымпелКома отражает успех операционной и финансовой деятельности. В течение 2003 года цена акций выросла приблизительно на 120%, с $31,6 до $69,2 за АДА. Это выше не только показателя роста индекса DJIA, который вырос на 25%, но и индекса российской РТС, увеличившегося почти на 60% в 2003 году. В течение первого квартала 2004 года цена АДА выросла еще на 50% и достигла $104.

Ожидается, что в 2004 году и в последующие годы продолжится интенсивный рост числа абонентов в регионах России. Такая перспектива определяет стратегию ВымпелКома на дальнейшее расширение операций в России. В конце 2003 года мы работали в 55 из 89 субъектов Федерации и там, где это необходимо, мы намерены увеличивать зону обслуживания и емкость наших сетей. В марте 2004 года мы запустили новую сеть в Южном федеральном округе. В этом году мы также планируем запустить новые сети в большинстве из 18 оставшихся вне зоны обслуживания субъектов Федерации, находящихся на наших лицензионных территориях. На Дальнем Востоке расположены еще 15 регионов, на работу в которых мы не имеем лицензий, и мы продолжим усилия по получению доступа к операционной деятельности в этих регионах.

В октябре 2003 года наши акционеры одобрили слияние с ВымпелКом-Регионом, нашим дочерним предприятием, занимающимся реализацией регионального развития. Сделку планируется завершить во втором квартале 2004 года при условии, что все лицензии и разрешения будут переданы от ВымпелКом-Региона ВымпелКому. После завершения слияния с ВымпелКом-Регионом все акционеры ВымпелКома будут получать 100-процентную выгоду от регионального роста.

Мы считаем, что значительная доля роста в российских регионах будет принадлежать ВымпелКому благодаря реализации нашей испытанной стратегии региональной экспансии. Эта стратегия прибыльного роста основана на двух ключевых элементах: 1) сеть сотовой связи строится как единая общенациональная сеть с унифицированными бизнес-процессами и решениями в отношении эксплуатации и контроля работы сети, информационных технологий, маркетинга, системы сбыта, абонентского обслуживания и биллинга; и 2) развитие в регионах осуществляется путем построения новых сетей, а приобретение существующих операторов носит вспомогательный характер. Самый богатый в стране московский рынок постепенно приближается к насыщению. Уровень проникновения здесь уже перешагнул показатель в 79%. Хотя рост числа абонентов еще продолжается, мы готовимся к новой фазе конкуренции, в которой решающую роль будут играть такие факторы, как лояльность абонентов, более высокое, чем у конкурентов, качество предоставляемых услуг, вывод на рынок привлекательных и удобных в использовании продуктов.

В 2003 году ВымпелКом продолжил традицию эффективного и новаторского управления Компанией. Как и в прошлые годы, независимые международно признанные организации присудили ВымпелКому различные почетные звания, такие как «Бренд года», «Лучшее корпоративное управление» и «Лучшая организация отношений с инвесторами». Во главе ВымпелКома стоит опытная команда руководителей, и мы выражаем уверенность в том, что эта команда решит задачи 2004 года, успешно реализует свои планы и увеличит ценность Компании для своих акционеров.

Джо Лундер
Председатель Совета директоров

Александр Изосимов
Генеральный директор

* Согласование маржи OIBDA компании ВымпелКом-Регион с ближайшими сопоставимыми финансовыми показателями, принятыми в U.S. GAAP приводится в пресс-релизе Компании, посвященном итогам 4 квартала и 2003 года, размещенном на веб-сайте Компании по адресу http://www.vimpelcom.com/news/press/P20040325.html

Russian Economy: One of the Highest Growth Rates in the World

2003 was a mixed year for the world economy, but not for Russia.

The U.S. economy and capital market showed substantial growth but the U.S. dollar weakened against the Euro and other world currencies.While the weakened U.S. dollar boosted American exports, the strong Euro made European products less competitive and held up the economic recovery in the Euro zone. The general political situation in the world also remained unstable, in part due to continued unrest in Iraq and lack of progress in the Middle East peace settlement. These conditions kept oil prices at high levels during 2003, which was advantageous for the Russian economy which relies heavily on oil revenues.

Indeed, Russia was one of the main beneficiaries of the political and economic conditions of 2003. As Russia became an important factor of stability in the world, its trade relations with other countries acquired additional importance and resulted in, among other things, America's decision to increase its import of Russian oil.

Russia's large foreign trade surplus stimulated its economy in general. Russian GDP year-on-year growth was approximately 7%. Among the countries with sizable economies, only China recorded a higher GDP growth rate. The reserves of the Central Bank of Russia grew by 61%, reaching $58 billion at the end of 2003. At the same time, inflation fell to 12% per annum, in line with the government target. Real disposable income (income after obligatory payments and inflation adjustment) rose by 14.5% in 2003.

Экономика России: темпы роста – одни из самых высоких в мире

2003 год был неоднозначным для мировой экономики, но не для России.

С одной стороны, американская экономика и рынок капитала продемонстрировали значительный рост, но в то же время доллар США ослабел по отношению к евро и другим мировым валютам. Благодаря ослабленному доллару значительно возрос экспорт американских товаров, а укрепление евро снизило конкурентоспособность европейских товаров и затормозило развитие экономики в еврозоне. Также нестабильной оставалась политическая ситуация в мире, частично в силу сохранения напряженности в Ираке и отсутствия прогресса по вопросу мирного урегулирования на Ближнем Востоке. В этих условиях цена на нефть оставалась высокой в течение всего 2003 года, что было выгодно российской экономике, которая в значительной мере зависит от цен на нефть.

Экономические и политические условия в 2003 году были благоприятны для России. Так как Россия стала важным фактором стабильности в мире, ее торговые отношения с другими странами приобрели дополнительное значение и привели к тому, что Америка приняла решение увеличить импорт российской нефти.

Большой профицит России во внешней торговле стимулировал общее развитие экономики. Рост ВВП составил приблизительно 7%. Среди стран с сопоставимой экономикой только Китай показал более высокие темпы роста ВВП. Резервы Центрального Банка России выросли на 61% и достигли $58 миллиардов к концу 2003 года. Одновременно с этим темпы инфляции снизились до 12% в год, как и было запланировано правительством. Реальные доходы населения (доходы после выплаты обязательных платежей и корректировки на инфляцию) выросли на 14,5% в 2003 году.


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Cellular Penetration in Russia: Doubled During 2003

Improving economic conditions and the increasing strength of mobile operators led to record growth in subscriber numbers in 2003.

The total number of mobile subscribers in Russia more than doubled, from 18.0 million at the end of 2002 to 36.2 million at the end of 2003. In 2003, Russia added more mobile subscribers than any other country in the world except China. Cellular penetration in Russia reached the level of approximately 25.0% compared to approximately 12.4% reported for 2002. The subscriber figures published for January, February and March of 2004 showed that growth in absolute numbers in 2004 was even higher than it was during the same period in 2003, in aggregate adding approximately 6.03 million subscribers compared with 3.26 million in 2003. In Moscow, which is the largest and most lucrative market in Russia, cellular penetration has exceeded 70%. Nonetheless, growth is continuing and Moscow is expected to repeat the cellular pattern of such Central European countries as Czech Republic where cellular penetration rate has gone beyond 80%.

VimpelCom made a significant contribution to the overall growth of the Russian cellular industry in 2003. During the year VimpelCom installed and launched 22 switching centers and more than 3,500 base stations. Starting the year with 38 regional networks and approximately 1.44 million subscribers outside of Moscow, VimpelCom ended the year with 53 regional networks and approximately 5.78 million subscribers outside of Moscow. Our new regional networks cover the strategically important markets in St. Petersburg and the Urals. In Moscow, VimpelCom maintained its leadership position and ended the year with approximately 5.66 million subscribers, a 52.4% increase from 3.71 million subscribers reported at the end of 2002. At the end of March 2004, VimpelCom had more than 13 million subscribers in Russia, with more than 6 million subscribers in Moscow and more than 7 million subscribers in the regions outside of Moscow.

Уровень проникновения сотовой связи в России: удвоение за 2003 год

Улучшение экономических условий и всестороннее укрепление мобильных операторов привело к рекордному росту числа абонентов в 2003 году.

Общее число абонентов сотовых сетей в России удвоилось, с 18,0 миллиона в конце 2002 года до 36,2 миллиона в конце 2003 года. В 2003 году рост абсолютного числа абонентов сотовой связи в России был выше, чем в любой другой стране мира за исключением Китая. Проникновение сотовой связи достигло уровня приблизительно 25,0% по сравнению с 12,4% в 2002 году. Судя по публикациям независимых источников, число абонентов в январе, феврале и марте 2004 года выросло в абсолютных цифрах еще больше, чем в аналогичный период прошлого года, составив за этот период приблизительно 6,05 миллиона новых абонентов по сравнению с 3,26 миллиона в 2003 году. В Москве, на самом прибыльном рынке России, проникновение превысило уровень 70%. Тем не менее, рост продолжается, и похоже, что в Москве повторится схема развития таких стран Центральной Европы, как Чехия, где уровень проникновения сотовой связи превысил 80%.

В 2003 году ВымпелКом сделал значительный вклад в развитие всего сектора сотовой связи России. В течение года ВымпелКом построил, установил и запустил 22 коммутатора и свыше 3500 базовых станций. Начиная год с 38 региональными сетями и приблизительно 1,44 миллиона абонентов в регионах за пределами Москвы и Московской области, в конце года ВымпелКом уже работал в 53 регионах за пределами Москвы и области и обслуживал около 5,78 миллиона абонентов. Наши новые региональные сети работают на таких стратегически важных рынках, как Санкт-Петербург и Урал. В Москве ВымпелКом удержал лидирующее положение и закончил год с приблизительно 5,66 миллиона абонентов, что составляет рост на 52,4% по сравнению с 3,71 миллиона московских абонентов ВымпелКома в конце 2002 года. В конце марта 2004 года ВымпелКом обслуживал свыше 13 миллионов абонентов в России, свыше 6 миллионов из которых проживали в Москве и Московской области, а остальные - более 7 миллионов абонентов - в других регионах России.

VimpelCom: Reaching New Heights in 2003

2003 was a year of outstanding achievements for VimpelCom in every area of its activity.

VimpelCom's phenomenal subscriber growth was accompanied by record operating revenue of approximately $1.34 billion, for the first time exceeding the $1 billion mark. Our margins also improved in 2003, a remarkable accomplishment in a year when the Company built and launched 15 new networks. We were particularly pleased with the OIBDA margin for 2003, which reached 45.9%, the highest figure in VimpelCom's eight-year history as an NYSE listed company.

After the launch of a new state-of-the-art, fully scalable, billing system in Moscow in 2002, VimpelCom completed migration of virtually all the regions to this billing platform in 2003. The new platform provides VimpelCom with significant operational advantages and reinforces our established leadership position in service quality and product innovation. In our drive to increase the use of non-voice services, we made a nationwide rollout of our content-based services through our BeeOnLine portal and Content Provider Access.

In 2003, VimpelCom was the first Russian wireless telecommunications company to:

- rollout GPRS-based services across Russia,
- rollout on-line national roaming for prepaid subscribers (a very important move for a Company with an 87% prepaid make-up of its subscriber base).

In 2003, VimpelCom established GPRS roaming in 38 countries, far ahead of its competitors.

As in previous years, VimpelCom's excellence received broad public recognition in 2003. VimpelCom was awarded the following prizes in 2003:

- Brand of the Year (from EFFIE),
- Best Corporate Governance (from IR Magazine),
- Grand Prix for Best Overall Investor Relations (from IR Magazine),
- Best Investment Community Meetings and Roadshows (from IR Magazine).

ВымпелКом: достижение новых рубежей в 2003 году

2003 год явился годом выдающихся успехов ВымпелКома по всем направлениям его деятельности.

Феноменальный рост числа абонентов ВымпелКома сопровождался рекордными операционными доходами в размере около $1,34 миллиарда, которые впервые превысили знаковый рубеж в $1 миллиард. Показатели маржи также улучшились в 2003 году, что явилось примечательным достижением для такого года, когда Компания построила и ввела в действие 15 новых сетей. С особым удовлетворением отмечаем, что маржа OIBDA за 2003 год достигла 45,9%, самого высокого значения за восьмилетнюю историю ВымпелКома после выхода на Нью-Йоркскую фондовую биржу. После запуска в Москве в 2002 году новой современной биллинговой системы ВымпелКом завершил переход на эту биллинговую платформу практически во всех регионах в 2003 году. Эта новая платформа дает ВымпелКому значительные операционные преимущества и укрепляет его лидирующее положение на рынке в отношении качества предоставляемых услуг и внедрения новых продуктов. Стремясь к увеличению объема неголосовых услуг, мы стали предоставлять в масштабе всей страны услуги по передаче содержательной информации (контент), используя портал БиОнЛайн, а также технологию Content Provider Access.

В 2003 году ВымпелКом был единственной сотовой компанией, которая:

- запустила в масштабах страны услуги на основе технологии GPRS,
- запустила в масштабах страны услуги роуминга в режиме реального времени для абонентов с системой предоплаты (очень важный шаг для Компании, в которой абоненты с предоплатой составляют 87% от общей абонентской базы).

В 2003 году ВымпелКом предоставлял услуги GPRS-роуминга в 38 странах, значительно опережая своих конкурентов.

Как и в прежние годы, высокие показатели работы ВымпелКома получили признание в 2003 году, и ВымпелКому присудили следующие звания и призы:

- Бренд года (от EFFIE),
- Лучшее корпоративное управление (от IR Magazine),
- Гран-при за лучшую организацию отношений с инвесторами (от IR Magazine),
- Лучшие встречи с инвесторами в роудшоу (от IR Magazine).


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Core Principles of Corporate Culture VimpelCom views its employees as one of the Company's most valuable assets.

The role of employees is particularly important during this time of rapid growth in the regions when dozens of new offices are being opened and millions of new subscribers are added each year. Management actively promotes the development of our personnel in an effort to ensure that we are one of the most attractive employers in Russia today.

VimpelCom maintains a professional and open corporate culture, which provides all employees with an opportunity to fully realize their talents. VimpelCom combines management of its personnel with the development of its corporate organization and corporate culture.

An annual intra-corporate research study called "Our Capital", which is based on an "Internal Value Creation" technique, is among our new development technologies. "Our Capital" provides management with important information about the "internal health" of the Company. VimpelCom is the first to carry out this type of research in Russia.

Trust and respect towards our employees are key elements of our corporate culture. At the same time, our corporate culture and principles of business conduct reflect the Company's obligations as one of the largest and most prominent Russian companies with thousands of shareholders. VimpelCom has adopted a Code of Business Conduct and Ethics based on the best world practices. The Code is posted on our corporate website and compliance is obligatory for all our employees. Among other things, the Code covers such issues as disclosure of information, conflict of interests, measures to prevent corruption, interested party transactions and insider trading.

Основные принципы корпоративной культуры

ВымпелКом рассматривает своих сотрудников как одно из самых главных достояний Компании.

Роль сотрудников особенно важна в условиях стремительного роста в регионах, где ежегодно открываются десятки новых офисов и набираются миллионы новых абонентов нашей сети. Руководство Компании активно содействует развитию и продвижению служащих Компании с тем, чтобы ВымпелКом имел лучших специалистов и был одним из самых привлекательных работодателей страны. ВымпелКом строит профессиональную открытую корпоративную культуру, которая позволяет каждому сотруднику полностью раскрыть свои способности. Компания ведет работу с персоналом в сочетании с развитием организации и корпоративной культуры.

Среди новых технологий развития организации следует отметить ежегодное внутрикорпоративное исследование «Наш Капитал», основанное на методологии Internal Value Creation. «Наш Капитал» позволяет руководству ВымпелКома получать важные показатели «внутреннего здоровья» Компании. Такое исследование ВымпелКом провел первым в России.

Доверие и уважение к сотруднику всегда были ключевым элементом корпоративной культуры Компании. ВымпелКом является одной из крупнейших и известнейших компаний России и имеет тысячи акционеров. Это накладывает на Компанию и ее сотрудников серьезные обязательства, которые распространяются на деловую этику и культуру ведения бизнеса. В ВымпелКоме принят Кодекс делового поведения и этики, основанный на практике лучших мировых компаний. Этот документ размещен на веб сайте ВымпелКома и является обязательным для всех сотрудников Компании. Среди прочего, этот документ рассматривает такие вопросы, как раскрытие информации, конфликт интересов, недопущение коррупции, сделки с заинтересованностью, порядок купли-продажи ценных бумаг инсайдерами Компании.

Board of Directors
Совет директоров

Senior Management
Старший менеджмент

Board of Directors



Jo Lunder
Chairman of the Board



Mikhail M. Fridman
Chairman of the Board, Alfa Bank
Chairman of the Supervisory Board, Alfa Group Consortium



Arve Johansen
Chief Executive Officer, Telenor Mobile



Natalia S. Tsukanova
Vice President, J.P. Morgan



Henrik Torgersen
Executive Vice President, Management Board of Telenor



Alexey M. Reznikovich
Director of Asset Management Control,
Alfa Group

Совет директоров



Alex Sozonoff
Chairman of the Board, Stonesoft Corporation
Co-Chairman of the Sir Peter Ustinov Foundation

Terje Thon
Chairman of the Board
of the Norwegian newspaper
Dagbladet AS

Pavel V. Kulikov
General Director, Alfa-Eco Telecom

Senior Management



Alexander V. Izosimov
Chief Executive Officer –
since October 1, 2003

Nikolai N. Pryanishnikov
First Vice President –
Commercial Director

Elena A. Shmatova
Chief Financial Officer

Jere C. Calmes
Vice President, Customer Operations
and Product Management



Andrey P. Kuznetsov
Vice President
Information Technology
[illegible]

Olga N. Turischeva
Marketing Director
[illegible]

Valery V. Frontov
Vice President, Licensing
[illegible]

Sergei M. Avdeev
Vice President
Network Development
[illegible]

Mikhail V. Yakovlev
Sales Director
[illegible]

Старший менеджмент



[illegible]

The Legacy of VimpelCom: Founders' Pioneering Spirit

VimpelCom's Founder and Honorary President Dr. Dmitri B. Zimin and Co-Founder and Chairman Emeritus Augie K. Fabela II have inspired the Company's transparency, strong corporate governance, quality, innovation and a pioneering spirit – values and characteristics that have made VimpelCom unique in Russia and a leader in the industry. They led VimpelCom from its inception in 1992, to its history-making step of becoming the first Russian company to be listed on the New York Stock Exchange in 1996. Messrs. Zimin and Fabela laid the foundation that has made VimpelCom the second largest telecommunications company in Russia, CIS, Central and Eastern Europe and one of the fastest growing telecommunications companies in the world.

Наследие ВымпелКома: новаторский дух учредителей

Учредитель и Почетный Президент ВымпелКома д-р Д. Б. Зимин и соучредитель и Почетный Председатель Совета директоров г-н О. К. Фабела II являются инициаторами принятия таких ценностей и принципов, как приоритет высокого качества, новаторский дух, прозрачность бизнеса и высокий уровень корпоративного управления, которые сделали Компанию уникальным явлением в современной России, а также лидером в своей индустрии. Они возглавляли Компанию с момента ее основания в 1992 году и привели ее к историческому достижению 1996 года, *когда ВымпелКом стал первой российской компанией*, включенной в листинг Нью-Йоркской фондовой биржи. Д-р Зимин и г-н Фабела заложили тот фундамент, который позволил ВымпелКому стать второй по величине крупнейшей телекоммуникационной компанией России, СНГ, Центральной и Восточной Европы, а также одной из самых быстрорастущих телекоммуникационных компаний в мире.


Dr. Dmitri Zimin
VimpelCom's Founder and
Honorary President
Зимин Д.Б
Учредитель и Почетный
Президент ВымпелКома
Augie K. Fabela II
Co-Founder
and Chairman Emeritus
О. К. Фабела II
Соучредитель
и Почетный Председатель
Совета директоров

Corporate Information
Корпоративная информация

Legal Advisers
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
Юрисконсульт
Эйкин, Гамп, Страус, Хауэр энд Фелд Л.Л.П.

Independent Auditors
Ernst & Young (CIS) Limited
Независимый аудитор
Эрнст энд Янг (СНГ) Лимитед

Depositary Bank
The Bank of New York
Банк-депозитарий
Бэнк оф Нью-Йорк

CUSIP # 68370R109

Custodian Bank
ING Bank Eurasia
Банк-хранитель в России
ИНГ Банк Евразия

Primary Trading Information
NYSE: VIP (ADS)
Символ на бирже
Нью-Йоркская фондовая биржа: VIP (АДА)

Requests for Corporate Information:
VimpelCom
10, 8 Marta Street
Moscow, Russia 127083
Tel: +7 (095) 974-5888
Fax: +7 (095) 721-0017
Investor_Relations@vimpelcom.com
www.vimpelcom.com
Справки по корпоративным вопросам:
ВымпелКом
ул. 8 Марта, 10
Москва 127083 Россия
Тел.: +7 (095) 974-5888
Факс: +7 (095) 721-0017
Investor_Relations@vimpelcom.com
www.vimpelcom.com

U.S. Public Relations firm
Edelman Financial Worldwide
1500 Broadway
New York, N.Y 10036 - 4015
Tel: +1 (212) 768-0550
Fax: +1 (212) 704-0128
www.edelman.com
Американская компания
по связям с инвесторами
Эдельман Файненшиал Уорлдвайд
Бродвей, 1500
Нью-Йорк, Нью-Йорк 10036 - 4015
Тел.: +1 (212) 768-0550
Факс: +1 (212) 704-0128
www.edelman.com

All information contained herein is qualified in its entirety by reference to VimpelCom's Annual Report on Form 20-F which will be filed with the U.S. Securities & Exchange Commission by June 30, 2004 pursuant to Section 15(d) of the United States Securities Exchange Act of 1934, as amended.

Financial Information

Financial Information

Contents

35 Selected Consolidated Financial Data
38 Selected Operating Data
39 Management's Discussion and Analysis of Financial Condition and Results of Operations
62 Report of Independent Auditors
63 Consolidated Balance Sheets
64 Consolidated Statements of Income
65 Consolidated Statements of Shareholders' Equity and Accumulated Other Comprehensive Income
66 Consolidated Statements of Cash Flows
68 Notes to Consolidated Financial Statements

Публикуемое ниже подробное описание финансового состояния Компании приводится только на английском языке, поскольку оно базируется на консолидированной финансовой отчетности, подготовленной в соответствии с принятыми в США (но не действующими в России) принципами бухгалтерского учета (ГААП)

Selected Consolidated Financial Data

The following selected consolidated statement of operations data and consolidated balance sheet data present a summary of our historical consolidated financial information at December 31, 2003, 2002, 2001, 2000 1999 and for the years then ended and are derived from our consolidated financial statements and related notes, which have been audited by Ernst & Young (CIS) Limited. The selected financial data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this document entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Years ended December 31,

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	(In thousands of U.S. dollars, except per share and per ADS amounts)				
Consolidated statement of operations data					
Operating revenues:					
Service revenues and connection fees	US$ 1,266,662	US$ 727,666	US$ 383,321	US$ 252,333	US$ 206,542
Sales of handsets and accessories	64,975	49,934	43,228	32,031	31,457
Other revenues	3,961	1,842	1,347	1,309	638
Total operating revenues	1,335,598	779,644	427,896	285,673	238,637
Less revenue-based taxes	–	(11,148)	(5,294)	(11,537)	(12,232)
Net operating revenues	1,335,598	768,496	422,602	274,136	226,405
Operating expenses:					
Service costs	191,441	111,357	74,097	61,326	56,779
Cost of handsets and accessories sold	54,044	41,764	37,591	34,157	37,545
Selling, general and administrative expenses	467,555	271,962	149,052	108,482	88,764
Depreciation	151,262	85,264	48,690	47,358	44,801
Amortization	34,064	12,213	12,616	12,564	9,998
Impairment of long-lived assets	–	–	–	66,467	–
Provision for doubtful accounts	9,228	21,173	13,406	18,148	17,645
Total operating expenses	907,694	543,703	335,452	348,632	255,472
Operating income (loss)	427,904	224,793	87,150	(74,496)	(29,067)
Other income and expenses:					
Interest income	6,373	7,169	5,733	4,939	1,756
Other income	6,296	3,903	2,517	2,133	1,659
Interest expense	(68,246)	(46,585)	(26,865)	(21,089)	(16,074)
Other expense	(3,251)	(2,143)	(2,578)	(25)	(189)
Net foreign exchange loss	(1,279)	(9,439)	(116)	(2,651)	(2,572)
Total other income and expenses	(58,102)	(47,095)	(21,309)	(17,693)	(15,420)
Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	369,802	177,697	65,847	(92,099)	(94,487)
Income tax expense (benefit)	109,641	49,939	18,539	(14,343)	(5,554)
Minority interest in net earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	26,872	(1,794)	7	45	673

Years ended December 31,

	(In thousands of U.S. dollars, except per share and per ADS amounts)				
Cumulative effect of change in accounting principal net of tax of US$120	(379)	--	--	--	--
Minority interest in cumulative effect of change in accounting principle	52	--	--	--	--
Weighted average common shares outstanding	38,241	38,014	33,642	30,254	23,181
Income (loss) before cumulative effect of change in accounting principle per common share	US$ 6.13	US$ 3.41	US$ 1.41	US$ (2.57)	US$ (1.71)
Income (loss) before cumulative effect of change in accounting principle per ADS equivalent (1)	US$ 4.60	US$ 2.56	US$ 1.06	US$ (1.93)	US$ (1.28)
Net income (loss) per common share	US$ 6.12	US$ 3.41	US$ 1.41	US$ (2.57)	US$ (1.71)
Net income (loss) per ADS equivalent (1)	US$ 4.59	US$ 2.56	US$ 1.06	US$ (1.93)	US$ (1.28)
Weighted average diluted shares	46,770	44,489	40,068	30,254	23,181
Diluted income (loss) before cumulative effect of change in accounting principle per common share (2)	US$ 5.23	US$ 2.91	US$ 1.18	US$ (2.57)	US$ (1.71)
Diluted income (loss) before cumulative effect of change in accounting principle per ADS equivalent (1)	US$ 3.92	US$ 2.18	US$ 0.89	US$ (1.93)	US$ (1.28)
Diluted net income (loss) per common share (2)	US$ 5.22	US$ 2.91	US$ 1.18	US$ (2.57)	US$ (1.71)
Diluted net income (loss) per ADS equivalent (2)	US$ 3.92	US$ 2.18	US$ 0.89	US$ (1.93)	US$ (1.28)
Dividends per share	--	--	--	--	--
Other data:					
OIBDA (3)	US$ 613,230	US$ 322,209	US$ 148,456	US$ 51,993	US$ 25,732
OIBDA margin (4)	45.9%	41.9%	35.1%	19.0%	11.4%
Operating margin (5)	32.0%	29.3%	20.6%	(27.2)%	(12.8)%

(1) Each American Depositary Share ("ADS") is equivalent to three-quarters of one share of common stock.

(2) Diluted income (loss) before cumulative effect of change in accounting principle and net income (loss) per common share and ADS equivalent includes dilution for all shares of our convertible preferred stock, senior convertible notes and our employee stock options in the periods when these shares, notes and options had a dilutive effect (the years ended December 31, 2003, 2002 and 2001 for all shares of our convertible preferred stock, the year ended December 31, 2003 for senior convertible notes and the years ended December 31, 2003 and 2002 for our employee stock options).

(3) OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to by us as EBITDA, is defined as operating income before depreciation and amortization. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation or as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below.

(4) OIBDA margin is OIBDA expressed as a percentage of net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below.

(5) Operating margin is operating income expressed as a percentage of net operating revenues.

Reconciliation of OIBDA to operating income (loss)

(Unaudited, in thousands of U.S. dollars)

Years ended

					(in thousands of U.S. dollars)
OIBDA	613,230	322,209	148,456	51,993	25,732
Less: Depreciation	(151,262)	(85,204)	(48,690)	(47,458)	(44,801)
Less: Amortization	(34,064)	(12,213)	(12,616)	(12,564)	(9,998)
Less: Impairment of long-lived assets	–	--	--	(66,467)	--
Operating income (loss)	427,904	224,792	87,150	(74,496)	(29,067)

Reconciliation of OIBDA margin to operating income as percentage of net operating revenues

Years ended

					(in thousands of U.S. dollars)
OIBDA margin	45.9%	41.9%	35.1%	19.0%	11.4%
Less: Depreciation as percentage of net operating revenues	(11.3)%	(11.1)%	(11.5)%	(17.2)%	(19.8)%
Less: Amortization as percentage of net operating revenues	(2.6)%	(1.5)%	(3.0)%	(4.6)%	(4.4)%
Less: Impairment of long-lived assets	--	--	--	(24.3)%	--
Operating income (loss) as percentage of net operating revenues	32.0%	29.3%	20.6%	(27.2)%	(12.8)%

At December 31,

					(in thousands of U.S. dollars)
Consolidated balance sheet data:					
Cash, cash equivalents and short-term investments	US$ 157,613	US$ 263,657	US$ 145,092	US$ 152,691	US$ 36,112
Working capital (deficit)	(167,509)	69,563	53,146	122,270	(38,793)
Property and equipment, net	1,466,542	957,603	535,405	356,656	369,053
Telecommunications licenses and allocations of frequencies and other intangible assets, net	163,185	144,115	70,926	79,649	82,991
Total assets	2,302,232	1,692,744	925,806	700,315	590,095
Total debt, including current portion (1)	606,991	650,580	277,673	232,764	161,336
Total liabilities	1,304,016	1,030,081	417,685	331,692	289,107
Total shareholders' equity	US$ 998,216	US$ 662,663	US$ 508,121	US$ 368,623	US$ 300,988

(1) Includes bank loans (including our loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG) as of December 31, 2003 and 2002), equipment financing, capital lease obligations as of December 31, 2003, 2002, 2001 and 1999, and the senior convertible notes as of December 31, 2002, 2001 and 2000.

Selected Operating Data

The following selected operating data at December 31, 2003, 2002, 2001, 2000, and 1999 and for the years then ended have been derived from our company and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this document entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	At December 31,				
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Selected industry operating data:					
Estimated population:					
Moscow license area (1)	16,984,800	16,984,800	15,001,800	15,001,800	15,038,700
Russia (2)	145,181,900	145,181,900	146,181,800	143,541,656	150,555,555
Estimated subscribers:					
Moscow license area (3)	11,487,300	7,201,400	4,110,200	1,993,600	785,000
Russia (3)	36,230,000	18,005,000	8,060,000	3,445,000	1,355,000
Penetration rate:					
Moscow license area (4)	67.6%	42.4%	27.4%	13.3%	5.2%
Russia (5)	25.0%	12.4%	5.5%	2.4%	0.9%
Selected company operating data:					
End of period subscribers:					
Moscow license area	5,659,600	3,712,700	1,911,200	780,100	350,400
The regions (6)	5,777,300	1,440,400	200,300	53,500	21,700
Total subscribers	11,436,900	5,153,100	2,111,500	833,600	372,100
Market share:					
Moscow license area subscribers (3)	49.3%	51.6%	46.5%	39.1%	44.6%
Russian subscribers (7)	31.6%	28.6%	26.3%	24.2%	27.5%
Estimated coverage of Moscow license area (sq. km) (8)					
D-AMPS	40,000	40,000	39,700	39,700	37,400
GSM	46,770	46,770	45,500	44,200	34,663
Monthly average minutes of use per user ("MOU") (9)	89.8	92.3	105.5	90.5	137.0
Moscow license area MOU	87.9	93.6	106.1	N/A	N/A
Regional MOU	92.4	84.7	85.5	N/A	N/A
Monthly average revenue per subscriber ("ARPU") (10)	US$ 13.6	US$ 18.3	US$ 26.2	US$ 37.2	US$ 98.6
Moscow license area ARPU	US$ 15.4	US$ 19.4	US$ 26.5	N/A	N/A
Regional ARPU	US$ 10.8	US$ 12.4	US$ 21.9	N/A	N/A
Churn rate (11)	39.3%	30.8%	25.0%	34.6%	25.0%
Moscow license area churn rate	46.6%	32.9%	23.7%	N/A	N/A
Regional churn rate	29.2%	14.5%	6.9%	N/A	N/A
Number of Moscow license area operational base stations:					
D-AMPS	310	318	318	316	302
GSM	2,372	1,721	1,072	735	485
Number of regional operational base stations:					
D-AMPS	100	106	94	N/A	N/A
GSM	4,224	1,378	292	N/A	N/A

(1) The Moscow license area includes the City of Moscow and the area constituting the Moscow region. Population statistics for 1999 to 2003 were published by Goskomstat.

(2) Estimated population statistics for 2003 and 2002 were published by Goskomstat. Estimated population statistics for 1999 through 2001 are derived from the subscriber and penetration rate figures published by J'son & Partners and Sotovik.ru.

(3) Estimated subscribers for 2002 and 2003 published by AC&M Consulting. Estimated subscribers for 1999 through 2001 published by J'son & Partners and Sotovik.ru.

(4) Total estimated Moscow license area subscribers expressed as a percentage of the estimated population of the Moscow license area.

(5) Penetration rate for 2002 and 2003 is equal to the total estimated Russian subscribers expressed as a percentage of the estimated population of Russia. Penetration rate for 1999 through 2001 published by J'son & Partners and Sotovik.ru.

(6) Represents the total number of our GSM and AMPS/D-AMPS subscribers in the regions outside of the Moscow license area, including subscribers on networks of some of our subsidiaries and affiliates.

(7) According to Sotovik.ru for 2002 and 2003.

(8) The Moscow license area is approximately 47,000 square kilometers.

(9) Monthly MOU is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

(10) Monthly ARPU is used to measure the average monthly service revenue on a per subscriber basis. Monthly ARPU is calculated for each month in the relevant period as our service revenue during that month, including roaming revenue, but excluding revenue from connection fees and revenue from rent of fiber-optic channels, divided by the average number of our subscribers during the month. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Additional Reconciliation of Non-U.S. GAAP Financial Measures (Unaudited)" for calculation of our ARPU and for more information regarding our use of ARPU as a non-U.S.GAAP financial measure.

(11) Churn rate means the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. Migration of our subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans were technically recorded as churn, thereby contributing to the aggregate increase in the churn rate for the period between 1999 and 2003, although we did not lose these subscribers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in our Form 20-F for the year ended December 31, 2002.

Overview

We are a leading provider of wireless telecommunications services in Russia, operating under the "Bee Line GSM" brand name. Bee Line GSM is one of the most recognized brand names in Russia. Independent sources estimate that our nationwide market share of subscribers was 31.6% as of December 31, 2003, compared to 28.6% as of December 31, 2002. Based on independent estimates of the number of subscribers of our competitors in the Moscow license area, we estimate that our market share in the Moscow license area was 49.3% as of December 31, 2003, compared to 51.6% as of December 31, 2002. We believe increased marketing competition among existing telecommunications services providers resulted in the decrease of our market share in the Moscow license area in the year ended December 31, 2003. We estimate that our market share in the regions outside the Moscow license area (which include all other regions of the Russian Federation) was 23.3% as of December 31, 2003, compared to 13.3% as of December 31, 2002.

Our GSM licenses permit us to operate wireless networks in areas populated by approximately 134 million people, or approximately 92% of the Russian population as of December 31, 2003. We hold GSM licenses for seven out of Russia's eight large geographical areas, or super-regions, including the Moscow license area. Additionally, we hold GSM licenses for six smaller regions, all of which are located within the seven super-regions, including the Moscow license area.

Effective since year ended December 31, 2001, our company has two reportable segments – the Moscow license area and the regions outside of the Moscow license area. The Moscow license area includes the City of Moscow and the Moscow region. The regions outside of the Moscow license area include all other regions of the Russian Federation. Our management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in different regions, which require different investment and marketing strategies. The Moscow license area is a more developed market for our company's services compared to the regions outside of the Moscow license area.

The Moscow market

During the year ended December 31, 2003, approximately 4.3 million new subscribers were added in the Moscow license area, representing an increase of approximately 60.0% in the number of subscribers in the Moscow license area. As of December 31, 2003, we estimate that there were approximately 11.5 million subscribers in the Moscow license area, where the penetration rate increased to 67.6% from 42.4% as of December 31, 2002. In 2004, industry analysts have projected that the number of subscribers in the Moscow license area may reach 15.1 million and the Moscow penetration rate may approach approximately 87.0%.

Our Moscow subscriber base increased from approximately 3.7 million as of December 31, 2002 to approximately 5.7 million as of December 31, 2003, an increase of 52.4%. In 2004, we intend to maintain our strong market position in the Moscow license area. While we expect our subscriber base to continue to grow, the Moscow license area market is beginning to mature and, therefore, we expect higher competition and a reduction in the annual growth rates of new subscribers and revenue in the Moscow license area market.

The regional market

During the year ended December 31, 2003, approximately 15.9 million new subscribers were added in the regions outside of the Moscow license area, representing a nearly 129.0% increase in the number of subscribers in the regions. As of December 31, 2003, there were approximately 24.7 million subscribers in the regions outside of the Moscow license area, where the penetration rate increased to 19.3% from 8.4% as of December 31, 2002. In 2004, industry analysts have projected that the number of subscribers in the regions outside of the Moscow license area will rise from approximately 24.7 million as of December 31, 2003 to approximately 46.8 million as of December 31, 2004, with penetration rates expected to reach 35.9%. Given the current level of penetration, we believe that the mobile telecommunications market outside of the Moscow license area will continue to expand rapidly over the next several years, after which we expect growth to slow as the market becomes saturated.

Our regional growth has exceeded the overall growth trend. In 2003, we expanded our subscriber base outside of the Moscow license area from approximately 1.4 million subscribers as of December 31, 2002 to approximately 5.8 million subscribers as of December 31, 2003, an increase of 301.1%. We have expanded in the regions primarily through organic growth, augmented by a few selective acquisitions of existing operators primarily for the purpose of obtaining their subscribers. In the year ended December 31, 2003, we expanded our operations into the Northwest and Urals super-regions, bringing our license portfolio coverage to 92% of Russia's population. In the future, we will endeavor to gain access to a GSM license in the Far East, the last remaining super-region in Russia for which we do not have a GSM license.

Certain Performance Indicators

In each of 2003, 2002 and 2001, we increased our revenues primarily by increasing our number of subscribers. We increased our number of subscribers primarily through organic growth, which was augmented during 2003, 2002 and 2001 by selected acquisitions. Approximately 3.5% and 1.4% of our consolidated total operating revenue in each of 2003 and 2002, respectively, was generated by subsidiaries acquired in each such year, with the remaining increase in total operating revenues generated through organic growth and greenfield roll-outs. In each of 2003 and 2002, we gained approximately 193,000 and 274,000 subscribers, respectively, as a result of our acquisitions of controlling interests in other wireless telecommunications companies (measured as of the date of acquisition).

We offer both contract and prepaid services to our subscribers. The following table indicates our subscriber figures, including the number of subscribers in the Moscow license area and the regions, as well as our prepaid subscribers as a percentage of our total subscriber base, for the periods indicated.

	Years ended December 31,		
	2003	2002	2001
Total number of subscribers:	11,436,900	5,153,100	2,111,500
Moscow	5,659,600	3,712,700	1,911,200
Regions	5,777,300	1,440,400	200,300
Percentage of prepaid subscribers	86.9%	79.0%	65.8%

We define our churn rate as the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. We consider a subscriber to have been disconnected if the subscriber is a contract subscriber who has not made a payment in the last two months or if the subscriber is a prepaid subscriber who has not had a charge on his or her phone in the preceding six months. Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans, was technically recorded as churn, thereby contributing to the increase in our churn rate recorded in each of the last three years, although we did not lose those subscribers. The following table shows our annual churn rates for the periods indicated:

	Years ended December 31,		
	2003	2002	2001
Total churn rate	39.3%	30.8%	23.0%
Moscow churn rate	48.6%	32.9%	25.7%
Regions churn rate	29.2%	14.5%	8.9%

The increase in our churn rate during 2003 was primarily the result of high subscriber growth and increased marketing competition. A large portion of our new subscribers is first time users of mobile telecommunications services and first time users migrate between tariff plans and operators more often than established users of mobile telecommunications services. We are developing marketing programs to increase subscriber loyalty among all of our subscriber segments to decrease our churn rate and we expect loyalty among first time users of our services to increase.

While our subscribers and revenues have grown during each of 2003, 2002 and 2001, our average monthly service revenues per subscriber, or ARPU, have been decreasing. ARPU is a non-U.S. GAAP financial measure calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of our subscribers during the month. See "—Additional Reconciliations of Non-U.S. GAAP Financial Measures" for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.

Minutes of use per subscriber, or MOU, in Moscow has decreased in the each of the past two years, whereas MOU in the regions has increased during 2003. MOU is calculated for each month in the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

The following table shows our monthly ARPU and MOU for the periods indicated:

	Years ended December 31,		
	2003	2002	2001
ARPU	US$ 13.6	US$ 18.3	US$ 26.2
Moscow	US$ 16.4	US$ 19.4	US$ 26.5
Regions	US$ 10.8	US$ 12.4	US$ 21.9
MOU	89.8	92.3	105.3
Moscow	87.9	93.6	106.1
Regions	93.4	84.7	85.8

ARPU declined from US$18.3 during 2002 to US$13.6 during 2003. The decline in ARPU during 2003, 2002 and 2001 was primarily attributable to our tariff reductions in response to increased competition and to an increase in the number of our mass market subscribers as a proportion of the total number of our subscribers. Tariff reductions decrease revenues from subscribers and thereby directly decrease ARPU. Tariff reductions indirectly decrease ARPU by attracting proportionately more mass market subscribers, who typically generate lower ARPU as compared to corporate and business subscribers. In the near term, we expect competition to continue to put pressure on tariff pricing. However, in the longer term we expect price competition to decrease as telecommunications operators will seek to stabilize margins and diminished price competition will, in turn, decrease the negative effect of tariff reductions on ARPU. As we increase the number of subscribers in the regions outside of Moscow, we expect an increasing proportion of our subscribers to be mass market subscribers. Over the next several years, we expect the decline in ARPU to continue as we expect our mass market subscriber base in the regions to grow faster than our other subscriber segments. However, in the longer term we expect the segments that constitute our subscriber mix to stabilize in proportion to one another at which time we expect growth among the different subscriber segments will be proportionate. If this happens, we expect that ARPU will stabilize as downward pressure on ARPU from growth in the mass market segment will be balanced by proportionate growth in our business and corporate subscriber segments, which typically results in a higher level of ARPU.

The decline in MOU in the Moscow license area during the periods indicated above was primarily attributable to an increase in the number of our mass market subscribers as a proportion of the total number of our subscribers, as mass market subscribers generate lower MOU than corporate and business subscribers. In the Moscow license area we expect MOU trends to stabilize. At the same time, the regions are experiencing a period of MOU growth due to increasing consumption of telecommunications services. Because the Moscow market is beginning to mature, with penetration rates approaching 68.0% as of December 31, 2003, according to our estimates we expect MOU to stabilize in the Moscow license area before it begins to stabilize in the regions, where we estimate penetration rates as of December 31, 2003 were estimated to be approximately 19.3%.

Merger Announcements

On October 24, 2003, our shareholders approved the merger of VimpelCom-Region into VimpelCom. Under the terms of the merger, Telenor and Alfa Group will receive, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom in exchange for their shares of voting capital stock of VimpelCom-Region. Upon completion of the merger, Telenor will own approximately 26.6% and 29.9%, respectively, and Alfa Group will own approximately 32.9% and 24.5%, respectively, of VimpelCom's total voting stock and common shares. On April 16, 2004, our shareholders approved amendments to our charter that will become effective upon registration with the appropriate authority. Once these charter amendments are registered and certain ancillary steps taken (including the issuance of shares to Telenor and Alfa Group, and exclusion of VimpelCom-Region from the state register of legal entities), the merger of VimpelCom-Region into VimpelCom will be complete. We plan to register the charter amendment either when the licenses, frequencies and other permissions held by VimpelCom-Region are reissued to VimpelCom or when we receive assurance from the appropriate regulatory authority that they will be reissued to VimpelCom following the merger of VimpelCom-Region into VimpelCom. The current legal and regulatory regime is unclear about the timing and procedure of such transfer or reissuance in the event of a merger and we cannot assure you that we will be able to complete the merger.

We initiated the VimpelCom-Region merger process to create a stronger platform for future expansion, simplify our company's capital structure and give our company full exposure to the growth potential in the regions. As of December 31, 2003, our minority interest in VimpelCom-Region was approximately US$179.7 million and the goodwill portion of our intangible assets was approximately US$9.8 million. If the merger is completed, our minority interest and the expenses portion of our income statement will be reduced by the portion of our minority interest related to VimpelCom-Region, the goodwill amount reflected on our balance sheet will increase to the extent that the purchase price that we pay for VimpelCom-Region's voting capital stock will be in excess of the book value of VimpelCom-Region and our additional paid-in capital will increase to the extent of the excess of the total value of the voting stock of VimpelCom-Region over the cost of the new shares that we issue to Alfa Group and Telenor in exchange for their shares in VimpelCom-Region. The goodwill, if any, that we will realize as a result of the merger will be subject to an annual impairment test.

On March 26, 2004, our board of directors recommended to our shareholders to approve the merger of our wholly-owned subsidiary, KB Impuls, into VimpelCom. We initiated the KB Impuls merger largely in response to public statements by the then-acting Minister of Communications that the reissuance of the license held by KB Impuls to our company would resolve the regulatory dispute between our company and Moscow Gossvyaznadzor. The merger of KB Impuls into VimpelCom is subject to various Russian regulatory approvals and the satisfaction of certain conditions precedent, including the transfer or reissuance of the telecommunications licenses, frequencies and other permissions held by KB Impuls to VimpelCom.

GSM License for the Moscow License Area

On January 9, 2004, KB Impuls officially received a notice from the Moscow Gossvyaznadzor which contained a provision that raised issues regarding the adequacy of the documentation of the agency relationship pursuant to which our company acts as KB Impuls's agent with respect to concluding agreements with KB Impuls's Moscow GSM subscribers. In the notice, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreements and the agency agreements as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, has violated Russian law, and second, that the our agency agreement with KB Impuls does not specifically provide that we shall sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. KB Impuls challenged the relevant provisions in the Moscow Gossvyaznadzor notice and the Moscow Arbitrazh Court ruled in its favor and invalidated the provisions. However, because the court's decision remains subject to further appeal we cannot be certain of a favorable outcome to this dispute and we cannot make an estimate of the effect of the ultimate resolution of the this matter on our consolidated financial statements or results of operations.

Revenues

We generate our revenues from providing wireless telecommunications services and selling handsets and accessories. Our primary sources of revenues consist of:

Service revenues

Our service revenues include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services such as SMS, call number identification, voice mail and call waiting. Connection fees are one time charges for the allocation of a telephone number.

In the past, connection fees were a notable component of our service revenues. However, in response to competitive factors, we have reduced or eliminated most connection fees in the Moscow license area and the majority of the regions in which we operate. We expect that connection fees are not likely to be significant going forward. Service revenues and connection fees constituted approximately 94.8%, 94.7% and 90.7% of our net operating revenues for 2003, 2002 and 2001, respectively. We believe that service revenues will continue to increase in 2004 primarily as a result of the continued growth in our subscriber base. We also expect that our service revenues will continue to grow at a faster rate in the regions than in the Moscow license area.

During 2003, roaming revenues generated by our subscribers increased 37.7% to US$80.3 million compared to US$58.3 million during 2002, and our roaming revenues received from other wireless services operators for providing roaming services to their subscribers increased 42.3% to US$78.8 million compared to US$55.4 million during 2002. These increases were primarily due to improved and expanded network coverage and an increase in the number of our roaming partners. Our service revenues excluding roaming revenues grew at a faster rate than our roaming revenues. As a result, roaming revenues as a percentage of our net operating revenues decreased from 14.3% during 2002 to 11.9% during 2003. Over the next several years, we expect our roaming revenues from wireless users roaming through the Moscow license area, which currently represents a substantial portion of our roaming revenues, to stabilize as a percentage of our net services revenues.

During 2003, we generated US$103.4 million of revenue or 7.7% of our consolidated operating revenues in the Moscow license area from value added services, or VAS. This represented a 92.2% increase over revenues of US$53.8 million during 2002. We currently provide traditional value added services such as voice mail, call forwarding, call waiting, conference calling, call blocking, caller-ID, automatic dialing and voice dialing. We also provide a variety of messaging value added services, such as outgoing SMS, SMS, MMS, e-mail, content delivery, games and other "infotainment" services. Our revenues from VAS in the regions were insignificant during 2002 and US$41.2 million or 3.1% of our consolidated operating revenues in 2003. Over the next several years, we expect that revenues from VAS will increase as a percentage of our consolidated net operating revenues in both the Moscow license area and the regions.

Sales of handsets and accessories.

We sell wireless handsets and accessories to our subscribers for use on our networks. Sales of handsets and accessories constituted approximately 4.9%, 6.5% and 10.2% of our net operating revenues during 2003, 2002 and 2001, respectively. Over the next several years, we expect absolute revenues from sales of handsets and accessories to remain stable in absolute terms but to continue to decrease as a percentage of our net operating revenues.

Expenses

We have two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs include interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines such as 911. An increasing number of our subscribers are using 10 digit federal telephone numbers, which creates a cost advantage for us. In 1998, we began offering our subscribers in the Moscow license area the option of receiving a 10 digit federal telephone number as an alternative to receiving a more expensive, local seven digit Moscow telephone number. Our costs for the use of seven-digit Moscow telephone numbers consist of a flat monthly line rental fee and a usage fee based on traffic. In contrast, for the use of federal telephone numbers, we currently pay a much lower usage fee based on traffic and we do not pay a monthly line rental fee, resulting in significantly lower service costs with respect to our subscribers using federal telephone numbers. Most of our subscribers in the regions use 10 digit federal telephone numbers. Our service margin percentage improved significantly to 84.7% during 2002, compared to 80.7% during 2001, primarily due to the higher proportion of our subscribers using federal telephone numbers. Our service margin percentage during 2003 was 84.9%, substantially unchanged over the service margin during 2002. Service margin represents aggregate service revenues and aggregate connection fees less service costs. Service margin percentage is service margin expressed as a percentage of service revenues and connection fees. We expect that competitive pressure and new technologies may reduce certain service costs over the next several years, most likely including transport, interconnection and other traffic costs, although there is a risk that charges for federal numbers may increase.

Costs of Handsets and Accessories

Our costs of handsets and accessories sold represent the amount that we pay for this equipment. We purchase handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks. Before 2001, we subsidized sales of handsets and accessories in order to encourage the use of our networks. Since 2001, we have recorded profits from the sales of handsets and accessories of US$10.9 million during 2003, US$8.2 million during 2002 and US$5.6 million during 2001. Subsidies or profits from the sale of handsets and accessories are calculated as the difference between the revenue generated from the sales and the costs of the handsets and accessories sold. Although we have not subsidized handsets and accessories since 2001 primarily because of the rapid expansion of the mobile telecommunications market during that period, we may have to subsidize handsets and accessories in the future if competition for subscribers increases.

Operating Expenses

In addition to service costs and the costs of handsets and accessories, our operating expenses include:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

- dealers' commissions;
- salaries and outsourcing costs, including related social contributions required by Russian law;
- marketing and advertising expenses;
- other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees;
- repair and maintenance expenses;
- rent, including lease payments for base station sites; and
- utilities.

Marketing and sales-related expenses comprise a large portion of our selling, general and administrative expenses and consist primarily of dealers' commissions, salaries and outsourcing costs and advertising expenses. Acquisition cost per subscriber, or SAC, is a non-U.S. GAAP financial measure calculated as dealers' commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers connected to our networks during the period. See "–Non U.S. GAAP Financial Measures" for more information regarding our use of SAC as a non-U.S. GAAP financial measure.

In 2003, our SAC fell to US$19.3 from US$25.7 during 2002 and US$37.8 during 2001, primarily due to a decrease in the average dealer commission per new subscriber and a decrease in the amount spent on advertising per new subscriber as the number of new subscribers grew faster than advertising expenses. SAC also decreased during 2003 because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area primarily as a result of the lower dealer commissions and advertising expenses per subscriber in the regions than in the Moscow license areas. During 2001 and 2002, we made certain improvements in our distribution network and increased the number of our sales offices and points of sale. In the first quarter of 2003, we acquired the "Mobile Center" dealer network, one of the largest retail dealer networks in Moscow, for approximately US$3.2 million. In 2003, Mobile Center added nine new offices and as of December 31, 2003, our Mobile Center dealer network consisted of 37 sales offices. In the near term, we expect our SAC to continue to decrease as we expect our subscriber base to grow in line with the expected penetration rate growth in the regions and to outpace growth in commission and advertising expenses.

Depreciation and amortization expense. We depreciate the capitalized costs of our tangible assets, which consist mainly of equipment and buildings owned by us. In addition, we have historically amortized our intangible assets, which consist primarily of telecommunications licenses and frequency allocations, purchases of telephone line capacity for local numbers in the Moscow license area and the regions and goodwill.

Effective January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. Intangible assets constituted 7.1% of our total assets and 16.3% of our shareholders' equity as of December 31, 2003. In contrast to Moscow telephone numbers, we currently do not have to purchase telephone line capacity for federal telephone numbers, which is allocated by governmental bodies. In the future, we expect that an increasing portion of our subscriber base will continue to use federal numbers. We will soon face a shortage of federal telephone numbers that are currently available to us and our access to additional federal telephone numbers is limited. Consequently, we do not expect to experience an increased amortization expense for telephone line capacity purchases despite the anticipated growth in our subscriber base. Our total capital investments for 2002 were approximately US$578.3 million, with $509.1 million of capital expenditures for the purchase of property and equipment and US$69.2 million for the acquisition of new entities (net of cash holdings of acquired companies). Our total capital investments for 2003 were approximately US$770.5 million, with US$728.0 million for the purchase of property and US$42.5 million for the acquisition of new entities (net of cash holdings of acquired companies). Our increased capital expenditures caused our total depreciation and amortization expenses to increase by 90.2% during 2003 compared to 2002 and by 58.9% during 2002 compared to 2001. Over the next several years, we expect to continue making significant capital expenditures as we expand our regional networks, which will increase our future depreciation and amortization expense.

In January 2004, we changed the estimated useful life of GSM telecommunications equipment from 9.5 years to seven years in the course of our continuing evaluation of the use of our technology and as a result of the Russian Government's announcements in January 2004 of plans to initiate the process of awarding licenses for new mobile communications technologies. This change will decrease net income for the year ended December 31, 2004 by approximately US$46.0 million. See the section the entitled "–Current Accounting Policies–Intangible Assets."

Provision for doubtful accounts. We include in our operating expenses an estimate of the amount of our accounts receivable that we believe will ultimately be uncollectible. We base the estimate on historical data and other relevant factors, such as the financial condition of the economy as a whole. Looking forward, over the next several years, we expect our provision for doubtful accounts to continue to remain low as a percentage of net operating revenues due to an anticipated increase in the number of prepaid subscribers. In addition, we are continually reviewing our collection practices to identify ways to manage risk and improve how we monitor and collect amounts receivable.

Interest expense.

We incur interest expense on our vendor financing agreements, loans from banks, the loan from J.P. Morgan, capital leases and other borrowings and we will incur interest expense on the Loan. Our interest-bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. During 2003, our interest expense amounted to US$68.2 million, or 5.1% of net operating revenues, a 46.4% increase compared to US$46.6 million, or 6.1% of net operating revenues during 2002. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest-bearing liabilities. The increase in our interest expense during 2003 was primarily attributable to the interest expenses associated with the loan from J.P. Morgan AG and the Russian ruble-denominated bond issued by our subsidiary Vimpelcom Finance in May 2003. During 2004 and 2005, based upon our current business plan we expect to raise up to US$600.0 million in interest-bearing liabilities and to repay approximately US$539.0 million.

Income tax expense.

The Russian Federation was the only tax jurisdiction in which our income was subject to taxation. On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35.0% to 24.0% effective January 1, 2002. Income tax expense includes both current and deferred tax expense. In 2003, we incurred US$108.6 million of income tax expense, a 117.6% increase compared to US$49.9 million during 2002. This increase was primarily due to the increase in our taxable income. Our effective income tax rate of 29.4% differed from the statutory income tax rate of 24.0% due to the permanent differences between Russian tax accounting and U.S. GAAP accounting, in particular with respect to recognition of foreign currency exchange gains or losses and non-deductible expenses. Russia's federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement.

Results of Operations

The table below shows, for the periods indicated, the following statement of operations data expressed as a percentage of net operating revenues

	Years ended December 31,		
Consolidated statements of income			
Operating revenues:			
Service revenues and connection fees	94.8%	94.7%	90.7%
Sales of handsets and accessories	4.9	6.5	10.2
Other revenues	0.3	0.2	0.3
Total operating revenues	100.0	101.4	101.2
Less revenue-based taxes	--	(1.4)	(1.2)
Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:			
Service costs	14.3	14.5	17.5
Cost of handsets and accessories sold	4.0	5.4	8.9
Selling, general and administrative expenses	35.0	35.4	35.3
Depreciation	11.8	11.1	11.5
Amortization	2.6	1.9	3.0
Provision for doubtful accounts	0.8	2.8	3.2
Total operating expenses	68.0	70.7	79.4
Operating income	32.0%	29.3%	20.6%
Other income and expenses:			
Interest income	0.6	0.9	1.4
Other income	0.3	0.2	--
Interest expense	(5.1)	(6.1)	(6.4)
Other expenses	-	--	-
Net foreign exchange loss	(0.1)	(1.2)	--
Total other income and expenses	(4.3)	(6.2)	(5.0)
Income before income taxes, minority interest and cumulative effect of change in accounting principle	27.7%	23.1%	15.6%
Income tax expense	8.2	6.4	4.4
Minority interest in net earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	2.0	(0.2)	--
Income before cumulative effect of change in accounting principle	17.5	16.9	11.2
Cumulative effect of change in accounting principle	--	-	--
Minority interest in cumulative effect of change in accounting principle	--	-	--
Net income	17.5%	16.9%	11.2%

The regions outside of the Moscow license area have been identified as a reportable segment starting with the year ended December 31, 2001 in accordance with the quantitative thresholds established in U.S. Statement of Financial Accounting Standard, or SFAS, No. 131, "Disclosures About Segments of an Enterprise and Related Information." For more information on our reportable segments, please see Note 25 to the consolidated financial statements.

The tables below provide selected information about the results of our two reportable segments for the year ended December 31, 2003 compared to the year ended December 31, 2002 and the year ended December 31, 2002 compared to the year ended December 31, 2001.

						(in millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transactions	918.7	698.7	31.5	698.7	416.9	67.6
Depreciation and amortization	120.5	86.4	39.5	86.4	59.3	45.7
Operating income	325.8	238.5	36.6	238.5	94.4	152.6
Income before income taxes and minority interest	286.2	199.8	43.2	199.8	73.3	172.6
Income tax expense	89.0	49.1	81.3	49.1	18.6	164.0
Net income	197.2	150.6	30.9	150.6	55.0	173.8

						(in millions of US dollars, except % change)
Total operating revenues excluding intragroup transactions	416.8	81.0	414.6	81.0	11.0	636.4
Depreciation and amortization	64.8	11.3	473.5	11.3	2.1	438.1
Operating income (loss)	103.2	(12.9)	(900.0)	(12.9)	(6.7)	92.5
Income / (loss) before income taxes and minority interest	84.7	(22.0)	(485.0)	(22.0)	(7.1)	209.9
Income tax expense / (benefit)	19.7	0.8	2362.5	0.8	(0.1)	(900.0)
Net income (loss)	62.4	(23.2)	(369.0)	(23.2)	(7.0)	231.4

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenues

Our total operating revenues, net of revenue-based taxes, increased by 73.6% to US$1,335.6 million during 2003 from US$768.5 million during 2002. Net operating revenues from our Moscow license area operations increased by 31.5% to US$918.7 million during 2003 from US$698.7 million during 2002. Net operating revenues from our operations in the regions increased by 414.6% to US$416.8 million during 2003 from US$81.0 million during 2002. Revenues from our Moscow license area operations constituted 68.8% of our net operating revenues during 2003 compared to 90.9% during 2002. Revenue growth in 2003 was primarily due to the overall increase in the number of our subscribers in the regions, 301.1% during this period, an increase in our revenues from VAS and an increase in our roaming revenues. The increase in our roaming revenues was primarily due to the improved and expanded roaming coverage and a greater number of roaming partners, and the increase from VAS was primarily due to increased consumption of our VAS services during 2003 as compared to 2002. In the future, we expect more rapid subscriber growth in the *regions than in the Moscow license area*, where the telecommunications services market is approaching saturation, and, therefore, we expect revenues from our operations in the regions to continue to increase as a proportion of our net operating revenues.

Service revenues and connection fees increased by 74.0% to US$1,266.7 million during 2003 from US$727.9 million during 2002. Revenues from sales of handsets and accessories during 2003 increased 30.3% to US$65.0 million during 2003 from US$49.9 million during 2002, primarily due to the increase in the number of our subscribers. As a percentage of net operating revenues, revenues from sales of handsets and accessories decreased to 4.9% during 2003 from 6.5% during 2002, as our service revenues increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 71.8% to US$191.4 million during 2003 from US$111.4 million during 2002. Our service costs grew at a slower rate than net operating revenues, which led to an improvement in our gross margin percentage from 80.1% during 2002 to 81.6% during 2003. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). *Gross margin percentage is defined as gross margin* expressed as a percentage of net operating revenues.

Our service costs remained stable relative to the growth in operating revenues primarily due to our continued ability to enter into favorable interconnect agreements with telephone line providers and to the increased use of lower cost federal telephone numbers by our subscribers in the Moscow license area and the regions. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local telephone numbers. As a percentage of net operating revenues, our service costs decreased to 14.3% during 2003 from 14.5% during 2002.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 29.2% to US$54.0 million during 2003 from US$41.8 million during 2002. This increase was primarily due to the increased volume of sales of handsets and SIM cards. Although our total cost of handsets and accessories sold increased, because of the faster rate of growth in net operating revenues, which grew at a rate of 73.8%, our cost of handsets and accessories sold as a percentage of net operating revenues declined to 4.0% during 2003 compared to 5.4% during 2002.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased 71.9% to US$467.7 million during 2003 from US$272.0 million during 2002. The increase in selling, general and administrative expenses resulted from increased aggregate subscriber acquisition costs and general and administrative expenses related to our regional expansion, including the integration of an acquisition during 2002, which was partially offset by decreases in average dealer commission per subscriber and our advertising expense per subscriber. At the same time, our SAC decreased from US$25.7 during 2002 to US$19.3 during 2003, primarily due to a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area. See "—Non-U.S. GAAP Financial Measures" for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amounts spent on advertising per subscriber is due primarily to economies of scale. In this respect, we derive significant benefits from our brand name, which is one of the most recognized brand names in Russia. As a percentage of net operating revenues, our selling, general and administrative expenses remained substantially the same during 2003 and 2002 at 35.0% and 35.4%, respectively.

Depreciation and amortization expense. Our depreciation and amortization expense during 2003 was US$185.3 million, a 90.2% increase compared to the US$ 97.4 million reported during 2002. In 2003, the depreciation and amortization expense for our Moscow license area operations increased by 39.5% to US$120.5 million, compared to US$86.4 million during 2002, while depreciation and amortization expense for our regional operations increased by 473.5% to US$64.8 million compared to US$11.3 million during 2002. The total increase in depreciation and amortization expense was due to the accelerated capital expenditures in the regions and continued investment in the Moscow license area.

Provision for doubtful accounts. Our provision for doubtful accounts decreased by 55.6% to US$9.2 million during 2003 from US$21.2 million during 2002. As a percentage of net operating revenues, provision for doubtful accounts decreased from 2.8% during 2002 to 0.8% during 2003. The decrease was primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income/Loss

Primarily as a result of the foregoing, our operating income was US$427.9 million during 2003, compared to US$224.8 million during 2002. In 2003, our Moscow license area operating income grew by 36.6% to US$325.9 million compared to US$238.5 million during 2002, which was primarily attributable to the growth of our Moscow license area subscriber base and management's efforts to decrease costs. Our operating income from regional operations increased by 900.0% to US$103.2 million compared to our operating loss of US$12.9 million during 2002. In previous years, operating losses were primarily attributable to expenses connected with the greenfield development of our regional networks and the low number of subscribers during the initial stage of development of our business in the regions. The primarily greenfield development of our regional networks requires us to have significant infrastructure in place prior to offering services to, and thus receiving revenue from, our regional subscribers. This accelerated development of our infrastructure in the regions during 2001 and 2002 resulted in a significant increase in our capital expenditures and, consequently, depreciation and amortization expenses, as well as our selling, general and administrative expenses. In 2003, when full commercial usage of our telecommunications networks in the regions began, the number of subscribers grew substantially, which resulted in a sharp increase in our operational revenues during 2003. Over the next several years, we currently anticipate that our revenues in the regions will continue to grow.

Other Income and Expenses

Interest expense. Our interest expense increased 46.4% to US$68.2 million during 2003, compared to US$46.6 million during 2002. The increase in our interest expense during 2003 was primarily attributable to the interest expenses associated with the loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG) and the Russian ruble-denominated bond issued by our subsidiary Vimpelcom Finance in May 2003.

Foreign currency exchange loss. We recorded a US$1.3 million foreign currency exchange loss during 2003 as compared to a foreign currency exchange loss of US$9.4 million during 2002. The devaluation of the U.S. dollar against the Euro during 2002 and 2003 resulted in a significant foreign exchange loss during 2002 from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. During 2003 we continued to enter into currency forward agreements. As of December 31, 2003, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €22.6 million. Our foreign exchange loss during 2003 was primarily due to the difference between rates on translation of forward agreements (forward rate) and liabilities (spot rate).

Income tax expense. During 2003, we recorded a US$108.6 million income tax expense compared to an income tax expense of US$49.9 million recorded during 2002. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2003, our income tax expense grew as a result of the increase in our taxable income. Our effective income tax rate of 29.4% during 2003 was approximately the same as our effective income tax rate of 28.1% in 2002.

Net income and net income per share. In 2003, our net income was US$234.0 million, or US$6.12 per common share (US$4.59 per ADS), compared to a net income of US$129.6 million, or US$3.41 per common share (US$2.56 per ADS) during 2002. In 2003, we reported diluted net income of US$5.22 per common share (US$3.92 per ADS), compared to diluted net income of US$2.91 per common share (US$2.18 per ADS) during 2002. In 2003, before eliminating intersegment transactions, net income for our Moscow license area operations was US$197.2 million, compared to US$150.6 million during 2002. Net income before minority interest in the regions during 2003 amounted to US$62.4 million before eliminating intersegment transactions, compared to US$23.2 million loss before minority interest during 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Revenues

Our total operating revenues, net of revenue-based taxes, increased by 81.9% to US$768.5 million during 2002 from US$422.6 million during 2001. Our total operating revenues increased by 82.2% to US$779.6 million during 2002 from US$427.9 million during 2001. Total operating revenues from our Moscow license area operations increased by 67.6% to US$698.7 million during 2002 from US$416.9 million during 2001. Total operating revenues from our operations in the regions increased by 636.4% to US$81.0 million during 2002 from US$11.0 million during 2001. Revenues from our Moscow license area operations constituted 89.6% of our total operating revenues during 2002 compared to 97.4% during 2001. Revenue growth was primarily due to the overall increase in the number of our subscribers, an increase in our revenues from value added services and an increase in our roaming revenues. Our increase in roaming revenues was primarily due to the improved and expanded roaming coverage and a greater number of roaming partners.

Service revenues and connection fees increased by 89.9% to US$727.9 million during 2002 from US$383.3 million during 2001. Revenues from sales of handsets and accessories during 2002 increased 15.5% to US$49.9 million during 2002 from US$43.2 million during 2001, primarily due to the increase in the number of our subscribers. As a percentage of net operating revenues, revenues from sales of handsets and accessories decreased to 6.5% during 2002 from 10.2% during 2001, as our service revenues increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 50.3% to US$111.4 million during 2002 from US$74.1 million during 2001. Our service costs grew at a slower rate than net operating revenues, which led to an improvement in our gross margin percentage from 75.6% during 2001 to 80.1% during 2002. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is defined as gross margin expressed as a percentage of net operating revenues.

The slower growth in service costs relative to net operating revenues was primarily due to improved interconnect agreements with telephone line providers and in part to the increased use of federal numbers by our subscribers in the Moscow license area and the regions. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local telephone numbers. As a percentage of net operating revenues, our service costs decreased to 14.5% during 2002 from 17.5% during 2001.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 11.2% to US$41.8 million during 2002 from US$37.6 million during 2001. This increase was primarily due to the increased volume of sales of handsets and SIM cards.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased 82.4% to US$272.0 million during 2002 from US$149.1 million during 2001. The increase in selling, general and administrative expenses resulted from increased aggregate subscriber acquisition costs and general and administrative expenses related to our regional expansion, including the integration of companies acquired during 2002, which was partially offset by decreases in dealer commissions and our advertising expenses per subscriber. At the same time, our SAC decreased from US$37.6 during 2001 to US$25.7 during 2002, primarily due to a decrease in average dealer commission per new subscriber in the first half of 2002, a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area. See "—Non-U.S. GAAP Financial Measures" for more information regarding our use of SAC as a non-U.S. GAAP financial measure. As a percentage of net operating revenues, our selling, general and administrative expenses were 35.4% during 2002, substantially unchanged from 35.3% during 2001. As a percentage of our selling, general and administrative expenses, aggregate subscriber acquisition costs decreased to 36.6% during 2002 from 38.8% during 2001.

Depreciation and amortization expense. Depreciation and amortization expense during 2002 was US$97.4 million, a 58.9% increase compared to the US$61.3 million reported during 2001. In 2002, depreciation and amortization expense for our Moscow license area operations increased by 45.7% to US$86.4 million, compared to US$59.3 million during 2001, while depreciation and amortization expense for our regional operations increased by 438.1% to US$11.5 million, compared to US$2.1 million during 2001. The total increase in depreciation and amortization expense was due to the accelerated capital expenditures in the regions and continued investment in the Moscow license area.

Provision for doubtful accounts. Our provision for doubtful accounts increased 58.2% to US$21.2 million during 2002 from US$13.4 million during 2001. This increase was primarily a result of our revenue growth. As a percentage of net operating revenues, provision for doubtful accounts decreased from 3.2% during 2001 to 2.8% during 2002. The decrease was primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income/Loss

Primarily as a result of the foregoing, our operating income was US$224.8 million during 2002, compared to US$87.2 million during 2001. In 2002, our Moscow license area operating income grew by 152.6% to US$238.5 million compared to US$94.4 million during 2001, which was primarily attributable to the growth of our Moscow subscriber base and our cost management efforts. Our operating loss from regional operations increased by 92.5% to US$12.9 million compared to our operating loss of US$6.7 million during 2001, which was primarily attributable to expenses connected with the greenfield development of our regional networks and the low number of subscribers during the initial stage of development of our business in the regions. The primarily greenfield development of our regional networks requires us to have significant infrastructure in place prior to offering services to, and thus receiving revenue from, our regional subscribers. This accelerated development of our infrastructure in the regions during 2002 has resulted in a significant increase in our capital expenditures and, consequently, depreciation and amortization expenses, as well as our selling, general and administrative expenses. Over the next several years, we anticipate that our revenues in the regions will grow relative to our regional operating expenses as we continue to roll-out operations and grow our subscriber base.

Other Income and Expenses

Interest expense. Our interest expense increased 73.2% to US$46.6 million during 2002, compared to US$26.9 million during 2001. This increase was due to an increase in our interest bearing debt, primarily the 2002 loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG), certain vendor financing and bank credit lines from US$277.7 million at the end of 2001 to US$650.6 million at the end of 2002.

Foreign currency exchange loss and gain on Russian securities. We recorded a US$9.4 million foreign currency exchange loss during 2002 as compared to a foreign currency exchange loss of US$0.1 million during 2001. The devaluation of the U.S. dollar against the Euro during 2002 resulted in a foreign exchange loss from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. As of December 31, 2002, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €29.1 million. We recorded a US$0.04 million gain during 2002 from the sale of Russian securities as compared to a US$0.42 million gain during 2001.

Income tax expense. In 2002, we recorded a US$49.9 million income tax expense compared to an income tax expense of US$18.5 million recorded during 2001. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2002, our income tax expense grew as our taxable income increased.

Net income and net income per share. In 2002, our net income was approximately US$129.6 million, or US$3.41 per common share (US$2.56 per ADS), compared to a net income of approximately US$47.3 million, or US$1.41 per common share (US$1.06 per ADS) during 2001. In 2002, we reported diluted net income of US$2.91 per common share (US$2.18 per ADS), compared to diluted net income of US$1.18 per common share (US$0.89 per ADS) during 2001. In 2002, before eliminating intersegment transactions, net income for our Moscow license area operations was US$150.6 million, compared to US$55.0 million during 2001. Net loss before minority interest in the regions for 2002 amounted to US$23.2 million before eliminating intersegment transactions, compared to US$7.0 million during 2001.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

Years ended December 31,

Net cash flow provided by operating activities	US$ 511.9	US$ 221.7	US$ 101.1
Net cash flow (used in) provided by financing activities	(36.1)	294.5	53.9
Net cash flow used in investing activities	(594.0)	(401.9)	(161.7)
Effect of exchange rate changes on cash and cash equivalents	12.2	5.2	(1.3)
Net cash flow	(106.0)	119.5	(8.0)

During 2003, 2002 and 2001 we generated positive cash flows from our operating activities and negative cash flows from investing activities. Cash flow from financing activities was negative during 2003 and positive during 2002 and 2001. The negative cash flow from financing activities during 2003 was a result of our repayment of the current portion of our interest-bearing liabilities, including equipment financing obligations to Alcatel and Ericsson in the amount of US$244.2 million. In the foreseeable future, our further expansion will require significant investment activity, including the acquisition of network equipment and possibly the acquisition of other companies. Additionally, approximately US$214.7 million of our contractual obligations will mature prior to December 31, 2004 and US$227.6 million prior to December 31, 2005. We expect our near term investment activity and contractual obligations payments to generate cash outflows, and we expect to meet these needs from internal and external sources. As our subscriber base grows, we expect positive cash flows from operations to continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of Export Credit Agency, or ECA, guarantees, the financial position of Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. Historically, a large portion of our external financing needs was satisfied by vendor financing and financing through the international capital markets. However, in light of current market conditions, we currently intend to reduce our use of vendor financing and increasingly look to international and Russian capital markets and ECA backed credits for our financing needs. Under our current business plan, we plan to raise up to US$600.0 million, including the proceeds from the Loan, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital requirements through 2005.

As of December 31, 2003, our cash and cash equivalents balance was US$157.6 million (primarily held in U.S. dollars, Russian rubles and Euros) compared to US$263.7 million as of December 31, 2002. As of December 31, 2003 we had negative working capital of US$167.4 million, compared to positive working capital of US$69.6 million as of December 31, 2002. Working capital is defined as current assets less current liabilities. Deposits and advances from customers are primarily redeemed by provision of telecommunications services and may be claimed by subscribers in limited circumstances. Historically customer deposits and advances have been claimed at a very low rate, and, therefore, we are capable of using customer deposits and advances as a permanent financing source. As of December 31, 2003, customer deposits and advances amounted to US$181.5 million compared to US$106.7 million as of December 31, 2002. The growth in customer deposits and advances during 2003 was the result of the increase in the volume of our operations. We expect customer deposits and advances to continue to grow in line with the growth of our operations.

The decrease in our working capital during 2003 was primarily due to a decrease in our cash and cash equivalents and other current assets, augmented by an increase in the current portion of interest-bearing liabilities, accounts payable, accrued liabilities and customer deposits and advances. The increase in our working capital during 2002 from US$52.1 million as of December 31, 2001 was primarily due to the increase in our cash and cash equivalents and other current assets, offset by an increase in the current portion of interest-bearing liabilities, accounts payable, accrued liabilities and customer deposits and advances. We believe that our working capital is sufficient to meet our present requirements.

Operating activities

During 2003, net cash provided by operating activities was US$511.9 million, a 130.9% improvement from US$221.7 million of net cash provided by operating activities during 2002. During 2002, net cash provided by operating activities was US$221.7 million, a significant improvement from net cash provided by operating activities during 2001 of US$101.1 million. The improvement in net cash from operating activities during 2003 and 2002 was primarily due to the increased profitability of our operations and the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers during 2003 compared to 2002. In 2003, there were no significant changes in the terms of payments to our suppliers and our policies in respect of customer advances and accounts as compared to 2002.

Financing activities

The following table provides a summary of the outstanding material indebtedness of our company and our significant subsidiaries as of December 31, 2003. Upon the consummation of the mergers of VimpelCom-Region and KB Impuls into Vimpelcom, VimpelCom shall become the obligor under the indebtedness of VimpelCom-Region and KB Impuls, respectively. For additional information on this debt, please refer to the discussion below, as well as to the notes to our consolidated financial statements contained elsewhere in this document.

VimpelCom	Loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG)	10.45%	US$ 250.0	April 26, 2005	None	None
Vimpelcom Finance	Ruble denominated bonds	8.80% (subject to adjustment by VimpelCom Finance no later than May 7, 2004)	US$ 101.9 (3000.0 Russian rubles)	May 16, 2006 with put option on May 18, 2004	VimpelCom-Region	None
KB Impuls	Equipment financing obligations to Alcatel	Six-month EURIBOR plus 2.5% and six-month EURIBOR plus 2.9%	US$ 82.7 (€ 66.2)	Various dates through 2006	VimpelCom	Network equipment
VimpelCom-Region	Loan from Sberbank	11.5%	US$ 70.0	August 27, 2007	VimpelCom (US$ 50.0)	Equipment and promissory notes issued by VimpelCom-Region
VimpelCom	Loan from Nordea Bank Sweden AB (publ) and Bayerische Hypo und Vereinsbank AG	Annual LIBOR plus 0.7%	US$ 24.9	August 28, 2006	EKN (Swedish Export Credits Guarantee Board)	Network equipment
VimpelCom-Region	Promissory Notes issued to Technoserv	10.0% and 9.0%	US$ 18.9 (€ 2.6 and US$ 15.6)	Various dates through 2006	None	None
VimpelCom	Loan from Sberbank	9.5%	US$ 16.7	April 28, 2004	None	Common stock of certain subsidiaries, equipment, and buildings
VimpelCom	Leasing agreement with Investelektrosvyaz (Corbina-Telecom)	N/A	US$ 14.9	March 2007	None	Title to Network equipment retained by lessor
VimpelCom-Region	Equipment financing obligations to Alcatel	Six-month EURIBOR plus 2.9%	US$ 11.8 (€ 9.3)	Various dates through December 27, 2005	VimpelCom	Network equipment
VimpelCom subsidiaries	Bank loans, equipment financing obligations and capital lease	Various rates	US$ 8.3	Various	None	Various
VimpelCom	Promissory Notes issued to General DataComm	Six-month LIBOR plus 2.0%	US$ 4.4	Various dates through 2006	None	None
VimpelCom	Promissory Notes issued to Technoserv	10.0%	US$ 2.7 (€ 0.5 and US$ 2.1)	Various dates through 2005	None	None

2001. In 2001, we completed a transaction with Alfa Group to fund our regional expansion. Specifically, on November 5, 2001, Alfa Group completed the purchase of 5,150,000 newly-issued shares of our common stock for US$103.0 million. Pursuant to the terms of the transaction agreements, which were signed on May 30, 2001, we contributed this US$103.0 million (together with an additional US$15.0 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three tranches of equity investments in which VimpelCom-Region raised US$2337.0 million. In addition to a purchase of shares from another shareholder, in order to maintain its percentage ownership interest in our company, Telenor purchased 3,744 shares of our common stock that we were holding as treasury shares for a purchase price of approximately US$74,849. Alfa Group recently reported that it owned 25% plus two shares of our voting capital stock and Telenor recently reported that it owned 25% plus 13 shares of our voting capital stock.

2002. In 2002, we entered into three key financing transactions to finance our scheduled capital expenditures, including capital expenditures in the regions.

In April 2002, J.P. Morgan AG completed an offering of 10.45% loan participation notes due 2005 for the sole purpose of funding a US$250 million loan to our company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to J.P. Morgan AG. The loan and the Loan Participation Notes will mature in April 2005. Interest on the loan and the loan participation notes is payable semi-annually at a rate of 10.45% per annum. The loan agreement contains certain covenants that, among other things and subject to certain exceptions, limit our ability to incur liens and restrict our ability to make certain payments, including dividends, payments for certain shares of stock, payments of subordinated indebtedness of our company and certain investments. In addition, these covenants limit our ability to enter into transactions with affiliates and to effect a merger of our company with other entities.

In November 2002, we completed the second tranche of equity investments in VimpelCom-Region when Alfa Group, Telenor and our company each purchased 1,462 newly-issued shares of common stock for consideration of US$58.5 million each. In addition, the preferred stock beneficially owned by Alfa Group was redistributed among Alfa Group, our company and Telenor so that each party owns the same percentage of the voting capital stock of VimpelCom-Region that each would have owned had the preferred stock not been issued to Alfa Group. Following the completion of the second tranche of equity investments in VimpelCom-Region and the redistribution of the preferred stock, we owned approximately 65% of the outstanding voting capital stock of VimpelCom-Region, while Alfa Group and Telenor each owned approximately 17.5% of the outstanding voting capital stock of VimpelCom-Region. The capital contributions of Alfa Group and Telenor each exceeded their respective share of net assets of VimpelCom-Region by US$23.1 million. This gain on the sale of newly-issued shares of common stock of VimpelCom-Region was included in our consolidated additional paid-in capital. In addition, the capital contributions of Alfa Group and Telenor resulted in an increased minority interest in net losses of VimpelCom-Region for 2002.

In December 2002, Sberbank provided VimpelCom-Region with a five-year U.S. dollar-denominated secured credit line of US$70 million. In 2002, VimpelCom-Region drew down US$39.4 million of the credit line and, as of March 27, 2003, VimpelCom-Region had drawn down the full amount of the credit line. In August 2003 Sberbank decreased the initial interest rate on this loan from 13.0% per annum to 11.5% per annum. In April 2004 Sberbank decreased the interest rate on this loan from 11.5% per annum to 8.5% per annum. Which may change again upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line will be repaid on a quarterly basis commencing in November 2004. The last repayment is scheduled for August 2007. The credit line is currently secured by:

- a guarantee from our company for US$50.0 million;
- a pledge of a portion of VimpelCom-Region's GSM network equipment; and
- a pledge of certain promissory notes issued by VimpelCom-Region.

VimpelCom-Region's credit line with Sberbank contains certain restrictive covenants that, among other things, limit book borrowings by VimpelCom-Region and certain of its subsidiaries and requires that 60% of VimpelCom-Region's aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. This 60% figure will be reduced pro rata as we repay the loan.

2003. On May 20, 2003, we issued Russian ruble-denominated bonds through Limited Liability Company VimpelCom Finance, or VimpelCom Finance, a consolidated Russian subsidiary of our company, in an aggregate principal amount of 3 billion Russian rubles, or approximately US$101.9 million at the Central Bank of Russia exchange rate on December 31, 2003. The bonds are guaranteed by VimpelCom-Region and are scheduled for repayment on May 16, 2006. Interest on the bonds is payable semi-annually. Bondholders have a put option exercisable on May 18, 2004 at 100% of the nominal value of the bonds. The annual interest rate for the first two interest payments is 8.8%. The interest rate for subsequent interest payments will be determined by VimpelCom Finance no later than May 7, 2004, which is ten days before the second interest payment is due. VimpelCom Finance will determine the rate for subsequent interest payments based on the prevailing market conditions, including the Russian ruble-U.S. dollar exchange rate, the interest yield curve and our ability to attract other financing, including this Loan, on more attractive terms. The proceeds of the Russian ruble-denominated bond offering were used for financing and refinancing the business operations of VimpelCom-Region and its consolidated subsidiaries.

On August 28, 2003, in anticipation of the announced merger between VimpelCom and VimpelCom-Region, Alfa Group accelerated the third tranche of its investment into VimpelCom-Region in the amount of approximately $58.5 million. This investment was originally scheduled for November 2003.

On November 20, 2003, we announced that our wholly-owned subsidiary VimpelCom B.V. called for redemption on December 22, 2003 of all of the 5.5% senior convertible notes due 2005 that were issued by VimpelCom B.V. Between November 20, 2003 and December 17, 2003, holders of the convertible notes converted their notes with an aggregate principal amount of US$95.2 million into 2,439,013 ADSs of our company at the specified conversion price per ADS. Prior to November 20, 2003, holders of notes with an aggregate principal amount of US$7.8 million converted their notes into 288,554 ADSs of our company. The total face value of the converted notes was US$74.0 million. On December 22, 2003, we remitted to The Bank of New York the funds to redeem the outstanding unconverted notes with an aggregate principal amount of US$1.0 million. The outstanding notes were redeemable at US$1,241.76 per US$1,000 principal amount of the notes. The redemption amount consisted of the redemption price of $1,219.76 per US$1,000 principal amount of the notes, plus US$22.00 of accrued and unpaid interest thereon between July 26, 2003 and December 22, 2003.

Equipment Financing. The following is a summary of our key arrangements of this type.

In May 1996, KB Impuls entered into a vendor financing agreement with Alcatel in connection with the purchase of equipment for the build-out of our GSM networks. As of December 31, 2003, KB Impuls's indebtedness to Alcatel was US$62.7 million. This indebtedness is guaranteed by our company and was incurred at various times, commencing in 1996, and bears interest at, six-month EURIBOR plus 3.5% (for orders signed from August 2000 through December 31, 2001) and six-month EURIBOR plus 2.9% (for orders signed since January 1, 2002). This indebtedness is secured by the equipment acquired from Alcatel with the proceeds of the financing and is due on various dates through 2006. KB Impuls's vendor financing agreements with Alcatel contain certain restrictive covenants, which provide, among other things, that KB Impuls may not pledge, encumber or grant a lien or security interest over KB Impuls's revenues, properties and rights to receive income as security for indebtedness of KB Impuls (subject to certain exceptions). In addition, these financing agreements require KB Impuls to first obtain Alcatel's consent before entering into material contracts outside of the ordinary course of business or material contracts with any shareholder of KB Impuls (namely VimpelCom or an affiliate of our company), with limited exceptions. These vendor financing agreements permit KB Impuls to pay dividends in any year to our company or any other of its shareholders in an amount not greater than 80% of KB Impuls's net profit for that year provided certain conditions are met. In addition, KB Impuls may not, without Alcatel's prior consent, make a loan or advance to any person, with limited exceptions.

In September 2001, VimpelCom-Region entered into a vendor financing agreement with Alcatel providing for financing of an amount up to €18.3 million. This indebtedness is guaranteed by our company, secured by the equipment acquired from Alcatel with the proceeds of the financing and bears interest at the rate of six-month EURIBOR plus 2.9%. This indebtedness was due on various dates through September 2002 and was originally priced at three-month EURIBOR plus 2.0%. In December 2002, we repaid €4.6 million, changed the interest rate to its current level and extended the maturity on the remaining indebtedness so that it is due on various dates through December 27, 2005. As of December 31, 2003, approximately US$11.5 million (including accrued interest) was outstanding under all of VimpelCom-Region's vendor financing agreements with Alcatel. VimpelCom-Region repaid all outstanding amounts on the vendor financing agreement with Alcatel in April 2004.

In April 2002, we entered into a frame agreement with LLC Technoserv A/S, or Technoserv, providing for the supply of telecommunications equipment, which includes an unsecured credit arrangement whereby we initially agreed to pay for 85.0% of the purchase price of the equipment with our promissory notes and 15.0% in cash. As of December 31, 2003, total debt under this facility including accrued interest was US$2.7 million and we had delivered promissory notes to Technoserv with an aggregate carrying value of US$2.8 million. This amount includes Euro-denominated promissory notes with an aggregate carrying value of €0.44 million (approximately US$0.55 million) and a face value of €0.54 million (approximately US$0.66 million) and U.S. dollar-denominated promissory notes with an aggregate carrying value of US$1.9 million and a face value of US$2.5 million. Our outstanding promissory notes were issued at a discount with an effective annual interest rate of 10.0%. Each completed delivery of equipment is paid for with a pool of promissory notes. Each pool has a maximum term of three years and promissory notes in each pool mature quarterly.

In May 2002, VimpelCom-Region entered into a frame agreement with Technoserv providing for the supply of telecommunications equipment. Under the terms of this agreement, VimpelCom-Region initially agreed to pay for 85.0% of the purchase price of the equipment with its promissory notes and 15.0% in cash. As of December 31, 2003, total debt under this facility including accrued interest was US$18.9 million and VimpelCom-Region had delivered or will be required to deliver promissory notes to Technoserv with an aggregate carrying value of US$18.9 million. This amount includes Euro-denominated promissory notes with an aggregate carrying value of €1.9 million (approximately US$2.4 million) and a face value of €2.1 million (approximately US$2.6 million), U.S. dollar-denominated promissory notes with an aggregate carrying value of US$14.3 million and a face value of US$15.6 million, and €2.0 million (approximately US$2.6 million) in promissory notes to be issued by VimpelCom-Region once Technoserv completes delivery and installment of certain equipment that VimpelCom-Region has purchased. Before May 30, 2003 VimpelCom-Region's outstanding promissory notes were issued at a discount with an effective annual interest rate of 10.0% and after May 30, 2003 with an effective annual interest rate of 8.0%. Each completed delivery of equipment is paid for with a pool of promissory notes. Each pool has a maximum term of three years and promissory notes in each pool mature quarterly.

In August 2002, we entered into a frame agreement with LLC "General DataCom", or General DataCom, providing for the supply of telecommunications equipment. As with our Technoserv frame agreements, this agreement includes an unsecured credit arrangement pursuant to which we initially agreed to pay 85.0% of the purchase price of the equipment with our promissory notes and 15.0% in cash. As of December 31, 2003, we had delivered promissory notes to General DataCom under this credit arrangement with an aggregate carrying value of US$4.4 million and a face value of US$4.4 million. Our outstanding promissory notes bear an annual interest rate equal to six-month LIBOR (fixed at the moment each promissory note was issued) plus 2.0%. Each completed delivery of equipment was paid for with twelve promissory notes that mature in equal quarterly installments over three years.

In January 2003, we entered into a non-revolving credit agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank Sweden AB (publ) with a credit limit of US$35.7 million. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and particular advances are limited to 85.0% of the purchase price of the related equipment. The credit line bears interest at the rate of six-month LIBOR plus 0.7%, which is payable semi-annually. Each of the three tranches under the credit line is repayable in six equal semi-annual installments over a three-year period. We commenced repaying this loan in April 2003. The credit line is secured by a pledge of the related telecommunications equipment we acquired from Ericsson and a guarantee from the Swedish Export Credit Agency "EKN". In addition to interest payments, we are obliged to pay the Swedish Export Credit Agency a guarantee fee in the amount of 5.03% of the relevant tranche before our first draw down under each tranche. Our credit agreement with Bayerische and Nordea contains covenants substantially similar to the covenants related to our loan from J.P. Morgan AG discussed above. However, we are permitted to prepay, with five business days' notice, any amounts outstanding under the Bayerische and Nordea credit agreement. As of December 31, 2003 $34.8 million was outstanding under this loan.

In April 2003, VimpelCom-Region entered into a short-term bridge loan facility with ZAO Raiffeisen Bank Austria for a maximum amount of 640.0 million Russian rubles or approximately US$20.5 million. The maturity date of the loan was July 31, 2003 and the loan bore interest at 14.0% per annum. VimpelCom-Region borrowed 565.0 million Russian rubles, or approximately US$19.9 million, under this loan and then repaid the entire amount of the loan from proceeds of the Russian ruble-denominated bond issuance.

2004. In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska Handelsbanken AB (publ) with a credit limit of US$69.7 million. The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semi-annual installments over a seven-year period. Repayment commences not later than November 20, 2004. The end of the delivery period for the purchased equipment falls on October 20, 2004. The credit line is secured by a pledge of the telecommunications equipment acquired from Ericsson, a guarantee from the Swedish Export Credit Agency "EKN" and a guarantee from our company for 20.0% of the outstanding indebtedness under the loan. In addition to interest payments, VimpelCom-Region is obligated to pay the Swedish Export Credit Agency a fee in the amount of 9.82% of the total commitment under this loan. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and to refinance the EKN Premium. VimpelCom-Region's credit agreement with Svenska Handelsbanken AB (publ) contains certain covenants that, among other things, limit VimpelCom-Region's ability to grant loans (with certain exceptions) and repay its debt to our company (the minimal level of indebtedness to our company is set at $100.0 million). In addition, these covenants limit VimpelCom-Region's ability to effect a merger of VimpelCom-Region with other entities outside our group of companies. However, VimpelCom-Region is permitted to prepay at interest payment dates any amounts outstanding under this loan. VimpelCom and Svenska Handelsbanken AB (publ) will amend and restate this credit agreement with VimpelCom as the borrower upon completion of the proposed merger of VimpelCom-Region into VimpelCom. Svenska Handelsbanken AB (publ) and VimpelCom have already negotiated the terms of this amended and restated credit agreement. The interest rate, the repayment date and the guarantee from the EKN will remain the same. VimpelCom's guarantee of VimpelCom-Region's debt as described above and the restriction on VimpelCom-Region's ability to pay debt to VimpelCom will cease to exist under this credit facility upon amendment and restatement of the credit agreement.

In April 2004, Sberbank provided our company with a five-year U.S. dollar-denominated secured non-revolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may change upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending April 14, 2009. To date, we have not drawn down any amount under this facility. The end of the drawdown period under the credit line falls on April 15, 2005. The credit line will be secured by a pledge of telecommunications equipment, shares in certain of our directly and indirectly owned subsidiaries and real estate. Our company's ability to draw upon the credit line is conditioned upon our company's ability to pledge assets with a value sufficient to fully secure the borrowings under the credit line. The proceeds of the credit line may be used to finance the expansion of our business. The credit line with Sberbank contains certain restrictive covenants that, among other things, limit borrowings by our company and certain of our subsidiaries and requires that a specified amount of our company's aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company's ratio of interest expense to OIBDA on a consolidated basis not exceed 3.0.

Investing activities

We purchase network equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In 2003, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$563.9 million (compared to US$332.6 million during 2002 and US$154.9 million during 2001) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$42.5 million (compared to US$69.2 million during 2002 and US$6.8 million during 2001). In 2003, payments for purchases of equipment, intangible assets and other non-current assets for our Moscow license area operations were approximately US$269.4 million (compared to US$215.2 million for 2002 and US$102.2 million during 2001). We did not make any payments in respect of acquisitions in the Moscow license area during 2003 (compared to US$0.02 million during 2002 and US$2.3 million during 2001 (net of cash holdings of acquired companies)). In 2003, our payments for purchases of equipment, intangible assets and other non-current assets for our operations in the regions were approximately US$294.5 million (compared to US$117.6 million during 2002 and US$52.7 million during 2001) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$42.5 million (compared to US$66.9 million during 2002 and US$4.5 million during 2001).

Our acquisitions during 2001, 2002 and 2003 are described below.

In January 2001, we acquired all of the outstanding shares of common stock of Closed Joint Stock Company "MSS-Start", which operated under the trade name "Mobile Center", for approximately US$3.2 million. Mobile Center is a retail dealer for mobile communications companies.

In April 2001, VimpelCom-Region acquired 93% of the shares of common stock of Closed Joint Stock Company "Cellular Company", or Cellular Company, a wireless AMPS telecommunications operator in Novosibirsk, for approximately US$4.5 million. At the time of the acquisition, Cellular Company had 23,200 subscribers. In February 2002, VimpelCom-Region acquired an additional 5% of the stock of Cellular Company for approximately US$0.2 million. The remaining 2% of Cellular Company is owned by our wholly-owned subsidiary, KB Impuls.

In July 2002, VimpelCom-Region acquired 107,084 common shares of Open Joint Stock Company "Orensot", or Orensot, representing a 77.6% interest, for a purchase price of approximately US$14.2 million. Orensot has a GSM-900/1800 license for the Orenburg region, which covers approximately 2.2 million people. At the time of the acquisition, Orensot had approximately 65,800 subscribers, including 46,150 GSM subscribers. In October 2002, VimpelCom-Region acquired an additional 29,274 shares, or 21.2%, of Orensot for a purchase price of approximately US$3.9 million. As of December 31, 2003, VimpelCom-Region owned 136,358 shares, or 98.8%, of Orensot.

In October 2002, we acquired an additional 200 shares, or 1.5%, of common stock of Open Joint Stock Company "Bee Line Samara", or Bee Line Samara, for a purchase price of approximately US$0.7 million, thereby increasing our interest in Bee Line Samara to 51.0%. Bee Line Samara has D-AMPS and GSM-1800 licenses for the Samara region, which covers approximately 3.3 million people. At the time of the acquisition, Bee Line Samara had approximately 105,000 D-AMPS subscribers.

In December 2002, VimpelCom-Region acquired from Telenor and another shareholder 100.0% of the outstanding shares of Closed Joint Stock Company "Extel", or Extel, for a purchase price of approximately US$25.3 million. VimpelCom-Region acquired 49.0% of these shares from Telenor. Extel has a GSM-900 license for the Kaliningrad region, which covers approximately 0.9 million people. At the time of the acquisition, Extel had approximately 105,000 subscribers.

In December 2002, VimpelCom-Region acquired 100% of Limited Liability Company "Vostok-Zapad Telecom", or Vostok-Zapad Telecom, for a purchase price of approximately US$26.6 million. Vostok-Zapad Telecom has a GSM-1800 license for the Ural super-region and a dual band GSM-900/1800 license for the following territories within the Ural region: the Sverdlovsk region, the Kirov region, the Kurgan region, the Republic of Komi, the Republic of Udmurtia and the Yamal-Nenets autonomous district. Approximately 24.3 million people live in the Vostok-Zapad Telecom license area. At the time of the acquisition, Vostok-Zapad Telecom had no subscribers.

In January and September 2003, VimpelCom-Region acquired 90% and 10%, respectively, of the outstanding shares of Closed Joint Stock Company "StavTeleSot", or StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region. VimpelCom-Region acquired 49% of these shares from Telenor. VimpelCom-Region paid an aggregate purchase price of approximately US$43.1 million for StavTeleSot. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor.

Future capital requirements

Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our estimated capital expenditures for 2004 are approximately US$924.0 million, of which approximately 82.0% we currently intend to invest in our network development and a portion of the remaining amount may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future will come from:

- cash currently held by our company;
- operating cash flows;
- Export Credit Agency guaranteed financing, including our non-revolving credit agreement with Svenska Handelsbanken AB (publ);
- borrowings under bank financings, including credit lines currently available to us; and
- debt financings from Russian and international capital markets.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

Contractual Obligations

The following table summarizes the contractual principal maturities of our debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2003. We expect to meet our contractual obligation payment requirements with cash flows from our operations, part of the proceeds from the Loan and other financing arrangements.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Contractual Obligations (1)					
Bank loans	115.5	35.3	80.2	–	–
Loan from J.P. Morgan AG J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG)	250.0	–	250.0	–	–
Equipment financing (including accrued interest)	123.9	70.9	53.0	–	–
Ruble denominated bonds (2)	101.9	101.9	–	–	–
Capital lease obligations	15.7	6.6	9.1	–	–
Total	607.0	214.7	392.3	–	–

(1) Note that debt payments could be accelerated upon violation of debt covenants.

(2) The ruble denominated bonds are due on May 16, 2006, and bondholders have a put option exercisable on May 18, 2004 at 100% of the nominal value plus accrued interest. The exercise of this put option may depend on the decision by VimpelCom Finance, the issuer of the ruble denominated bonds, to adjust the interest rate for the third and future semi-annual interest payments which determination shall be made no later than May 7, 2004.

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes in Russia. The principal differences relate to:

- revenue recognition;
- recognition of interest expense and other operating expenses;
- valuation and depreciation of property and equipment;
- foreign currency translation;
- deferred income taxes;
- capitalization and amortization of telephone line capacity;
- valuation allowances for unrecoverable assets;
- capital leases; and
- consolidation and accounting for subsidiaries

The consolidated financial statements set forth in this document include the accounts of our company and our consolidated subsidiaries. Our consolidated financial statements also include the accounts of VimpelCom (BVI) Ltd., a special purpose entity affiliated with and controlled by our company, and VC Limited, a wholly-owned subsidiary of VimpelCom (BVI) Ltd. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our company has significant influence. Generally, this represents voting stock ownership of at least 20% and not more than 50%.

We pay taxes computed on income reported for Russian tax purposes. We base this computation on Russian tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under Russian accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under Russian legislation. As a consequence, our effective tax charge is different under Russian tax rules and under U.S. GAAP.

Certain Factors Affecting our Financial Position and Results of Operations

Inflation

The Russian government has battled inflation for the last decade and had made significant progress by the mid-1990s. We set prices for our products and services in U.S. dollar equivalent units in order to help insulate us from the volatility of the Russian ruble. However, inflation affects the purchasing power of our mass market subscribers. For the years ended December 31, 2003, 2002 and 2001, Russia's annual inflation rates were 12.0%, 15.1% and 18.6%, respectively, according to Goskomstat.

Foreign Currency Translation

We report to Russian tax authorities and maintain our statutory accounting records in Russian rubles. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars, which is our functional currency. Accordingly, transactions and balances not already measured in U.S. dollars have been translated into U.S. dollars in accordance with the relevant provisions of Statement of Financial Accounting Standards, or SFAS, No. 52, "Foreign Currency Translation." Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from the translation of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

On November 25, 2002, the AICPA International Practices Task Force concluded that effective January 1, 2003, Russia would no longer be considered highly inflationary. Consequently, we reassessed our functional currency as of January 1, 2003. The U.S. dollar remained the functional currency of our company and our subsidiaries, except for Cellular Company, Orensot and StavTeleSot. Effective January 1, 2003, the Russian ruble became the functional currency of each of these entities as the majority of each of their revenues, costs and indebtedness and trade liabilities and the property and equipment purchased by each of these entities are either priced, incurred or payable or otherwise measured in Russian rubles. Assets and liabilities of these entities are translated into U.S. dollars at exchange rates prevailing on the balance sheet date. Revenues, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. Translation adjustments resulting from the process of translating the financial statements of these entities into U.S. dollars are reported in other comprehensive income, a separate component of shareholders' equity.

The Russian ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the Central Bank of Russia.

On December 31, 2003, 2002 and 2001, the official Russian ruble-U.S. dollar exchange rate was 29.45 rubles per U.S. dollar, 31.78 rubles per U.S. dollar and 30.14 rubles per U.S. dollar, respectively. On December 31, 2003, 2002 and 2001, the official U.S. dollar-Euro exchange rate was US$1.25 per Euro, US$1.04 per Euro and US$0.88 per Euro, respectively.

We have implemented a number of risk management activities to minimize currency risk and exposure. To minimize the risk of Russian ruble fluctuations and devaluation, we list tariffs and calculate monthly bills in U.S. dollar equivalent units, although we continue to receive payment in Russian rubles, in accordance with applicable law. As a result, subscribers now pay their bills at the prevailing U.S. dollar-Russian ruble exchange rate on the date that payment is made. Subscribers are also charged a 1% surcharge to cover the cost of converting Russian rubles into U.S. dollars. In addition, we hedge our Euro-denominated liabilities with U.S. dollar-Euro currency forward agreements and by maintaining some cash deposits in Euros.

To the extent permitted by Russian law we keep our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble devaluation. Our foreign currency liabilities are primarily associated with the purchase of network equipment, loans denominated in foreign currencies and roaming obligations to our international roaming partners. Under applicable law, we are permitted to buy hard currency to settle these contracts. A large proportion of our Euro-denominated liabilities is hedged by a series of Euro-U.S. dollar forward currency exchange contracts, and we have cash and cash equivalents denominated in Euros in an amount sufficient to cover the remaining liabilities, details of which are described above. Where possible, we incur indebtedness denominated in U.S. dollars in order to avoid currency exposure.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with our consolidated financial statements included elsewhere in this document.

Revenue Recognition

We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from our customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on our network. Value added services include SMS, caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax charged to customers.

We determined that the sale of wireless services through our direct sales channel with an accompanying handset constitutes a revenue arrangement with multiple deliverables. Upon adoption of EITF No. 00-21, our company allocates the arrangement consideration to the separate units of accounting, including the wireless service and handset, based on their relative fair values.

Our billing cycles' cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically they have not been material.

In line with the SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements", we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by us, and such reassessment may impact our future operating results.

Property and Equipment

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of nine and one-half years. We depreciate buildings and leasehold improvements using the straight-line method over estimated useful lives of 20 years. Office and measuring equipment, vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to 10 years. The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology or changes in our intended use of property and equipment may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods. In January 2004, the Company changed the estimated useful life of GSM telecommunications equipment from 9.5 to seven years, due to the Company's continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.

Intangible Assets

We capitalize payments made to third party suppliers to acquire access to and for use of telephone lines. We account for these payments as intangible assets and they are amortized on a straight-line basis over 10 years. Telecommunication licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. Before January 1, 2002, goodwill was amortized using the straight-line method over the estimated remaining useful life. With the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002, no amortization was taken on these assets during 2003 and 2002. Our other intangible assets, principally our non-telecommunications licenses, are amortized on a straight-line basis over their estimated useful lives, generally four to 10 years.

The actual economic lives of intangible assets may be different than our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of our intangible assets with finite lives and, therefore, our amortization expense in future periods. Historically we have had no material changes in estimated useful lives of our intangible assets.

In accordance with SFAS No. 142, we test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business or other factors. Impairment tests require estimates in respect of the identification of reporting units and their fair value. The determination of whether there are impairment indicators requires judgment on our behalf. We use estimated discounted future cash flows to determine the fair value of reporting units. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of reporting units may result in different value for our goodwill, and any related impairment charge.

Long-Lived Assets

We account for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment tests require estimates in respect of the grouping of long-lived assets. We test long-lived assets for impairment when there are indicators of impairment, such as: significant decrease in the market prices of long-lived assets, significant adverse change in the extent or manner in which long-lived assets are being used or in their physical condition, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived assets, including an adverse action or assessment by a regulator, etc. The determination of whether there are impairment indicators requires judgment on our behalf. The use of different assumptions in our estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

Allowance for Doubtful Accounts

The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. We maintain allowances for doubtful accounts for estimated losses from our subscribers' inability to make payments that they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, current economic trends and changes in our customer payment patterns. If the financial condition of our subscribers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of our customers improves or deteriorates or if we adjust our credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. As of December 31, 2003, our deferred tax asset amounted to US$21.4 million, and no valuation allowance was recognized. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.

Business Combinations

We allocate purchase prices paid for the acquired businesses based on the fair value of acquired assets, including intangible assets, and assumed liabilities. The determination of the fair value of assets and liabilities is based on various factors, including our estimates of the future discounted cash flows. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of assets and liabilities of the acquired entities may result in different values for these assets and liabilities, goodwill and future depreciation and amortization expense.

Recent Accounting Pronouncements

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. For year ended December 31, 2003, total net of tax effect of the application on P&L amounted to US$384,712, where US$379,209 is net cumulative effect for period before January 1, 2003, and US$505,503 less income tax benefit US$121,321 relates to year 2003 expenses. Balance sheet obligation for assets retirement as of December 31, 2003 equals US$5,942,183. Deferred tax asset in amount of US$241,071 was added to the consolidated balance sheet as a result of this application. The balancing amount of US$2,816,460 represents net book value of long-lived asset recorded under FAS 143 provisions. Minority interest (equity) amounts to negative US$178,439 as of December 31, 2003.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 did not have a material impact on our results of operations, financial position or cash flow.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation" to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28 "Interim Financial Reporting" to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123 introduced in SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. We adopted the disclosure requirements of SFAS No. 148 in the consolidated financial statements for the year ended December 31, 2003.

Accounting for Guarantees

In November 2002, the FASB issued FASB interpretation, or FIN, No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on our results of operations, financial position or cash flow.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest, or VIE, should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation, FIN No. 46R, substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. There were no such entities created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity, or SPE, and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE. We completed an evaluation of this guidance and concluded that the adoption of the provisions of FIN No. 46 did not have a material impact on our consolidated financial statements and is not expected to have a material impact on our consolidated financial statements when it is fully implemented in 2004.

Amendment to SFAS 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities." It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively, except as stated further. Provisions related to SFAS No. 133 implementation issues that have been effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with their respective dates. Rules related to forward purchases or sales of when-issued securities or other similar securities should be also applied to existing contracts. The adoption of the provisions of SFAS No. 149 did not have a material impact on our results of operations, financial position or cash flow.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material impact on our results of operations, financial position or cash flow.

Related Party Transactions

For more information on our related party transactions, please see Note 23 to the consolidated financial statements included in this document.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation. . Input VAT was presented separately from other current assets. Taxes payable and amounts due to employees were presented separately from accrued liabilities. Customer deposits and customer advances were presented separately from each other.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature

The Russian ruble is generally non-convertible outside Russia, so our ability to hedge against further devaluation by converting to other currencies is limited. Further, our ability to convert Russian rubles into other currencies in Russia is subject to rules that restrict the purposes for which conversion and payments of foreign currencies are allowed. To the extent it is permitted under Russian regulations, we keep our cash and cash equivalents in interest bearing accounts, in U.S. dollars and Euros, in order to manage against the risk of Russian ruble devaluation. We maintain bank accounts denominated in Russian rubles, U.S. dollars and Euros. Although we attempt to match revenue and cost in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Under Russian profit tax rules, maintaining cash balances denominated in any foreign currency creates taxable translation gains.

Given that much of our capital expenditures and operating costs are indexed to, or denominated in, U.S. dollars, including service costs, employee compensation expenses and interest expenses, we have taken specific steps to minimize our exposure to fluctuations in the Russian ruble. Although Russian currency control regulations require us to collect virtually all of our revenues in Russian rubles, we price and invoice in U.S. dollars and index our invoices and collections to the applicable U.S. dollar exchange rates. The average period of bank transfer from our customers' bank accounts to our bank accounts is one business day. Our average daily cash receipts (including roaming) exceed the Russian ruble equivalent of US$5.3 million. This amount represents an exposure to changes in the exchange rate of the Russian ruble in respect of money in transit. In addition we have Russian ruble exposure from our VAT recoverable balance which is denominated in Russian rubles and may depreciate over time.

Most of our equipment financing obligations are denominated in Euros, which exposes us to risks associated with the changes in Euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. In May 2002, we entered into a forward agreement with Citibank providing for the purchase, in November 2002, of €5.0 million at a rate of €0.897 per U.S. dollar. In August 2002, our subsidiary KB Impuls entered into a forward agreement with Citibank providing for the purchase of €89.9 million in U.S. dollars at a rate of €0.9599 per U.S. dollar in several installments during the period from January 2003 to January 2006. In accordance with the agreement dated August 2002, KB Impuls made a prepayment to Citibank in the amount of US$8.6 million, which was returned in full in September 2003. As of December 31, 2003, the fair value of the forward agreement between KB Impuls and Citibank was US$14.0 million. During 2003, we entered into forward agreements with Standard Bank. As of December 31, 2003, the fair value of our forward agreements with Standard Bank was US$1.5 million. We have entered into the above-mentioned agreements to hedge our foreign currency risk associated with our equipment financing obligations denominated in Euros.

The following table summarizes information about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2003 approximates total value.

							(in millions of U.S. dollars)	
Assets								
Cash and cash equivalents								
Russian rubles	68.0	--	--	--	--	--	68.0	40.2
Euros and other currencies	27.5	--	--	--	--	--	27.5	40.7
Liabilities								
Euro-denominated long-term debt, including current portion								
Variable rate (six-month EURIBOR plus 2.9%)	34.8	31.5	4.7	--	--	--	71.0	84.1
Variable rate (six-month EURIBOR plus 3.5%)	20.2	3.3	--	--	--	--	23.5	90.9
Fixed rate (10.0%)	11.6	7.8	2.2	--	--	--	21.6	15.0
Fixed rate (0.0%)	1.2	1.5	--	--	--	--	2.7	--
Ruble-denominated long-term debt, including current portion								
Fixed rate (4%-21%)	104.1	--	--	--	--	--	104.1	4.4
Central Bank of Russia: US$/Russian Ruble exchange rate							29.4545	
Central Bank of Russia: Euro/US$ cross rate							1.2502	
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1526 per U.S. dollar	5.76	5.53	--	--	--	--	11.3	--
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1455 per U.S. dollar	1.0	1.4	--	--	--	--	2.4	--
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1461 per U.S. dollar	1.6	0.8	--	--	--	--	2.4	--
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 0.9599 per U.S. dollar	33.0	16.3	0.3	--	--	--	49.6	86.5

Our vendor financing agreements with Alcatel and our credit line with Nordea Bank bear interest at rates ranging from EURIBOR plus 2.9% to EURIBOR plus 3.5% and LIBOR plus 6.7%. As of December 31, 2003, approximately US$123.7 million (including US$94.3 million denominated in Euros) of our outstanding indebtedness bore interest at variable rates compared to US$197.4 million (including US$145.6 million denominated in Euros) as of December 31, 2002. As of December 31, 2003, approximately US$2.7 million of our vendor financing agreements bore zero interest rate. We are also obliged to pay the Swedish Export Credit Agency a guarantee fee in the amount of 5.03% of the relevant tranche before our first draw down under each tranche of our credit agreement with Nordea Bank.

The interest rate under the Sberbank credit lines for both our company and VimpelCom-Region may change upon the occurrence of certain events. This potential change in the interest rate is not directly linked to the change in market interest rates. The following table provides information about the maturity of our debt obligations as of December 31, 2003, which are potentially subject to changes in interest rates.

Vendor financing, Euro-denominated (in millions)	11.6	7.8	2.2	--	--	--	21.6	15.0
Fixed rate	10.0%	10.0%	10.0%	--	--	--		
Bank loans								
VimpelCom loan from J.P. Morgan AG J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG), US dollar-denominated (in millions)	--	250.0	--	--	--	--	250.0	250.0
Fixed rate	--	10.45%	--	--	--	--		
VimpelCom loan from Sberbank, US dollar-denominated (in millions)	16.7	--	--	--	--	--	16.7	50.1
Fixed rate, subject to change by Sberbank	9.5%	--	--	--	--	--		
VimpelCom-Region loan from Sberbank, US dollar-denominated (in millions)	3.5	14.0	29.4	23.1	--	--	70.0	39.4
Fixed rate, subject to change by Sberbank	11.5%	11.5%	11.5%	11.5%	--	--		
Ruble-denominated bonds (in millions)	101.9	--	--	--	--	--	101.9	--
Fixed rate, subject to change by VimpelCom Finance following second interest payment	8.80%	--	--	--	--	--		
Other loans, Russian ruble-denominated (in millions of US dollars based on the Central Bank exchange rate of US$/Ruble 29.4545)	2.3	--	--	--	--	--	2.3	2.5
Fixed rate	4%-21%	--	--	--	--	--		
Other loans, US dollar-denominated (in millions)	1.6	--	--	--	--	--	1.6	1.9
Fixed rate	12%	--	--	--	--	--		

Our cash and cash equivalents are not subject to any material interest rate risk.

Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)

ARPU and SAC are non-U.S. GAAP financial measures. ARPU is used to measure the average monthly services revenue on a per subscriber basis. ARPU is calculated as service revenue generated by subscribers, including roaming revenue, but excluding revenue from connection fees and revenue from rent of fiber-optic channels, divided by the average number of our subscribers for the period. SAC is used to measure the average cost of adding a new subscriber. SAC is calculated as our sales and marketing expenses which include advertising and marketing expenses and dealers' commission expense (included within selling, general and administrative expenses on our Statements of Income) and handsets and accessories subsidies, if any, (included within Cost of handsets and accessories sold on our Statements of Income) divided by the number of new gross subscribers added in the period.

We believe that ARPU and SAC provide useful information to investors because they are indicators of the performance of our business operations and assist management in budgeting. We believe ARPU provides management with useful information concerning usage and acceptance of our services. We believe that SAC assists management in quantifying the incremental costs to acquire a new subscriber. Non-U.S. GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP. Reconciliation of ARPU to service revenue and connection fees and SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measures, is presented below.

Reconciliation of ARPU to Service Revenue and Connection Fees

(Unaudited, in thousands of U.S. dollars, except for ARPU amounts)

	Years ended December 31,				
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total ARPU					
Service revenue and connection fees	US$ 1,266,662	US$ 727,868	US$ 383,321	US$ 252,333	US$ 206,542
Less: Connection fees	1,283	1,962	2,079	711	887
Less: Revenue from rent of fiber-optic channels	1,299	1,831	2,032	813	2,135
Service revenue used to calculate ARPU	1,264,081	724,075	379,210	250,809	203,520
Average number of subscribers	7,749	3,305	1,208	562	172
Average revenue per subscriber per month	US$ 13.6	US$ 18.3	US$ 26.2	US$ 37.2	US$ 98.6
Moscow license area ARPU					
Total operating revenues	US$ 977,199	US$ 718,429	US$ 420,387	N/A	N/A
Less: Revenues from sales of handsets and accessories and other revenues	87,883	53,417	45,420	N/A	N/A
Less: Connection fees	777	1,727	1,904	N/A	N/A
Less: Revenue from rent of fiber-optic channels	1,299	1,831	2,032	N/A	N/A
Service revenue used to calculate ARPU	887,240	661,454	371,031	N/A	N/A
Average number of subscribers	4,522	2,835	1,168	N/A	N/A
Moscow license area average revenue per subscriber per month	US$ 16.4	US$ 19.4	US$ 26.5	N/A	N/A
Regional ARPU					
Total operating revenues	US$ 459,355	US$ 88,013	US$ 11,973	N/A	N/A
Less: Revenues from sales of handsets and accessories	35,335	17,219	2,423	N/A	N/A
Less: Other revenues	7,102	647	68	N/A	N/A
Less: Connection fees	522	298	284	N/A	N/A
Service revenue used to calculate ARPU	416,396	69,849	9,198	N/A	N/A
Average number of subscribers	3,227	469	35	N/A	N/A
Regional average revenue per subscriber per month	US$ 10.8	US$ 12.4	US$ 21.9	N/A	N/A

Reconciliation of SAC to Selling, General and Administrative Expenses

(Unaudited, in thousands of U.S. dollars, except for SAC amounts)

	Years ended December 31,		
	[illegible]	[illegible]	[illegible]
Total			
Selling, general and administrative expenses	US$ 467,655	US$ 271,963	US$ 149,052
Less: General and administrative expenses	290,870	171,991	91,230
Sales and marketing expenses, including	US$ 176,785	US$ 99,972	US$ 57,822
advertising & marketing expenses	*50,867*	*28,887*	*19,885*
dealers' commission expense	*125,918*	*71,085*	*37,937*
New gross subscribers	9,144	3,896	1,536
Total Subscriber Acquisition Cost (SAC)	US$ 19.3	US$ 25.7	US$ 37.6
Moscow license area SAC			
Selling, general and administrative expenses	US$ 308,745	US$ 225,111	US$ 138,510
Less: General and administrative expenses	193,256	138,218	82,082
Sales and marketing expenses, including	US$ 115,489	US$ 86,893	US$ 56,428
advertising & marketing expenses	*31,031*	*21,930*	*19,132*
dealers' commission expense	*84,458*	*64,963*	*37,296*
New gross subscribers	4,055	2,762	1,447
Moscow license area Subscriber Acquisition Cost (SAC)	US$ 28.5	US$ 31.5	US$ 39.0
Regional SAC			
Revenues from sales of handsets and accessories	US$ 35,335	US$ 17,219	US$ 2,423
Less: Cost of handsets and accessories sold	33,698	18,530	2,558
Handsets and accessories subsidies	US$ -	US$ 1,311	US$ 135
Selling, general and administrative expenses	US$ 170,153	US$ 49,551	US$ 11,895
Less: General and administrative expenses	108,503	35,873	10,688
Sales and marketing expenses, including	US$ 61,650	US$ 13,678	US$ 1,207
advertising & marketing expenses	*19,835*	*7,189*	*763*
dealers' commission expense	*41,815*	*6,489*	*444*
Handsets and accessories subsidies	US$ -	US$ 1,311	US$ 135
Sales and marketing expenses	61,650	13,678	1,207
Customer acquisition costs	US$ 61,650	US$ 14,989	US$ 1,342
New gross subscribers	5,089	1,134	89
Regional Subscriber Acquisition Cost (SAC)	US$ 12.1	US$ 13.2	US$ 15.1

Report of Independent Auditors

The Board of Directors and Shareholders
Open Joint Stock Company "Vimpel-Communications"

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of VimpelCom's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company "Vimpel-Communications" at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2003, Open Joint Stock Company "Vimpel-Communications" adopted Financial Accounting Standards Board Statement No. 143, changing its method of accounting for asset retirement obligations.

Ernst + Young (CIS) Ltd.

March 15, 2004, except for Note 27, as to which the date is March 18, 2004

Consolidated Balance Sheets

December 31,

(In thousands of US dollars, except share amounts)

Assets		
Current assets:		
Cash and cash equivalents *(Note 6)*	US$ 157,611	US$ 263,657
Trade accounts receivable, net of allowance for doubtful accounts of US$7,958 in 2003 and US$12,915 in 2002 *(Note 22)*	113,992	75,399
Inventory	17,965	15,209
Deferred income taxes *(Note 21)*	21,377	15,742
Input value added tax *(Note 2)*	175,045	85,331
Other current assets *(Note 7)*	41,213	33,027
[illegible]	[illegible]	[illegible]
Property and equipment, net *(Note 9)*	1,460,542	957,602
Telecommunications licenses and allocations of frequencies, net *(Note 10)*	105,917	88,365
Other intangible assets, net *(Note 11)*	59,369	55,730
Due from related parties *(Note 23)*	1,171	2,063
Unamortized debt issue costs *(Note 14)*	4,744	8,075
Other assets *(Note 12)*	146,346	92,504
[illegible]	[illegible]	[illegible]
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	US$ 158,467	US$ 80,241
Due to related parties *(Note 23)*	6,563	4,114
Due to employees	14,791	5,731
Accrued liabilities	10,153	10,455
Taxes payable	101,294	33,306
Deferred revenue	2,761	2,016
Deferred income taxes *(Note 21)*	1,451	–
Customer advances	140,756	52,969
Customer deposits	40,719	53,166
Capital lease obligations *(Note 17)*	6,597	3,868
Ruble denominated bonds payable *(Note 15)*	101,852	–
Bank loans, current portion *(Note 13)*	35,343	37,780
Equipment financing obligations, current portion *(Note 16)*	76,935	134,617
[illegible]	[illegible]	[illegible]
Deferred income taxes *(Note 21)*	34,380	35,227
Bank loans, less current portion *(Note 13)*	330,112	306,080
5.5% Senior convertible notes due July 2005 *(Note 14)*	–	85,911
Capital lease obligations, less current portion *(Note 17)*	9,354	699
Equipment financing obligations, less current portion *(Note 16)*	53,006	81,425
Accrued liabilities	4,046	3,265
Commitments and contingent liabilities *(Note 16, 27)*	–	–
Minority interest	179,664	98,491
Shareholders' equity *(Note 19)*:		
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	–	–
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 40,332,201 shares issued	90	90
Additional paid-in capital	569,838	528,914
Retained earnings	439,362	195,300
Accumulated other comprehensive income, net of tax of US$969 *(Note 2)*	2,466	–
Treasury stock, at cost, 160,634 shares of common stock (2002: 2,283,277)	(3,430)	(61,541)
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

See accompanying notes.

Consolidated Statements of Income

Years ended December 31,

	[illegible]	[illegible]	[illegible]
	(In thousands of US dollars, except per share (ADS) amounts)		
Operating revenues:			
Service revenues and connection fees	US$ 1,266,662	US$ 727,868	US$ 383,321
Sales of handsets and accessories	64,975	49,934	43,328
Other revenues	5,961	1,842	1,347
[illegible]	[illegible]	[illegible]	[illegible]
Revenue-based taxes *(Note 2)*	--	(11,148)	(5,294)
[illegible]	[illegible]	[illegible]	[illegible]
Operating expenses:			
Service costs	191,441	111,287	74,097
Cost of handsets and accessories sold	54,044	41,764	37,591
Selling, general and administrative expenses	467,655	271,963	149,052
Depreciation	151,262	85,204	48,590
Amortization	34,064	12,213	12,616
Provision for doubtful accounts	9,228	21,173	13,466
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Other income and expenses:			
Interest income	6,378	7,169	5,733
Other income	6,296	3,993	2,517
Interest expense	(68,246)	(46,536)	(26,365)
Other expenses	(3,251)	(2,142)	(2,578)
Net foreign exchange loss	(1,279)	(9,439)	(130)
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Income tax expense *(Note 21)*	108,641	49,939	18,539
Minority interest in earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	26,872	(1,794)	7
[illegible]	[illegible]	[illegible]	[illegible]
Cumulative effect of change in accounting principle, net of tax of US$120 *(Note 2)*	(379)	--	--
Minority interest in cumulative effect of change in accounting principle	52	--	--
[illegible]	[illegible]	[illegible]	[illegible]
Basic EPS:			
Income before cumulative effect of change in accounting principle	US$ 6.13	US$ 3.41	US$ 1.41
Net income per common share	6.12	3.41	1.41
Weighted average common shares outstanding	38,241	38,014	33,642
Income before cumulative effect of change in accounting principle per ADS equivalent	US$ 4.60	US$ 2.56	US$ 1.06
Net income per ADS equivalent	4.59	2.56	1.06
Diluted EPS:			
Income before cumulative effect of change in accounting principle	US$ 5.23	US$ 2.91	US$ 1.18
Net income per common share	5.22	2.91	1.18
Weighted average diluted shares *(Note 24)*	45,779	44,489	40,068
Income before cumulative effect of change in accounting principle per ADS equivalent	US$ 3.93	US$ 2.18	US$ 0.89
Net income per ADS equivalent	3.92	2.18	0.89

See accompanying notes.

Consolidated Statements of Shareholders' Equity and Accumulated Other Comprehensive Income

Years ended December 31, 2003, 2002 and 2001

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
							(In thousands of US dollars, except shares)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Proceeds from issue of common stock to Eco Telecom under the Agreement dated May 30, 2001, net of cost of issuance (US$ 10,803)	5,150,000	1	92,196	--	--	--	92,197
Acquisition of treasury stock - 3,744 shares	--	--	--	--	(75)	--	(75)
Sales of treasury stock - 3,744 shares	--	--	--	--	75	--	75
Net income	--	--	--	47,301	-	--	47,301
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gain from issuance of subsidiary stock *(Note 18)*	--	--	23,073	-	-	--	23,073
Sale of treasury stock – 47,649 shares	--	--	965	-	952	--	1,917
Net income	--	--	--	129,552	--	--	129,552
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gain from issuance of subsidiary stock *(Note 18)*	–	–	4,947	–	–	–	4,947
Sale of treasury stock – 69,469 shares	–	–	3,350	–	1,379	–	4,729
Conversion of Senior convertible notes – 2,053,174 shares *(Note 18)*	–	–	32,617	–	56,832	–	89,449
Comprehensive income:							
Foreign currency translation adjustment *(Note 2)*	–	–	–	–	–	2,466	2,466
Net income	--	--	--	233,962	--	--	233,962
Total accumulated other comprehensive income	--	--	--	233,962	--	2,466	236,428
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

See accompanying notes.

Consolidated Statements of Cash Flows

	Years ended December 31,		
	[illegible]	[illegible]	[illegible]
			(In thousands of US dollars)
Operating activities			
[illegible]			
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	151,262	85,204	48,690
Amortization	34,064	12,213	12,616
Mark-to-market adjustments for short-term investments	--	(36)	(426)
Provision for deferred taxes	(11,568)	(8,385)	(9,970)
Loss on foreign currency translation	1,279	9,439	110
Provision for doubtful accounts	9,228	21,173	13,466
Minority interest in earnings (losses) of subsidiaries	26,872	(1,794)	7
Cumulative effect of change in accounting principle	379	-	--
Changes in operating assets and liabilities:			
Short-term investments	–	956	50
Trade accounts receivable	(41,781)	(42,659)	(32,305)
Inventory	(2,069)	(3,209)	1,398
Input value added tax	(77,254)	(49,692)	(24,311)
Other current assets	(694)	(18,358)	860
Due from related parties	1,732	1,050	692
Due to related parties	3,004	(973)	(1,371)
Accounts payable	26,998	3,053	10,049
Customer advances and deposits	73,509	42,411	29,029
Deferred revenue	(957)	(615)	(23)
Accrued liabilities	83,922	42,393	5,232
[illegible]			
Financing activities			
Proceeds from bank and other loans	160,285	331,082	1,899
Repayments of bank and other loans	(86,261)	(30,461)	(2,168)
Proceeds from issuance of ruble denominated bonds	97,119	--	--
Repayment of senior convertible notes	(1,200)	-	--
Capital contributions in a consolidated subsidiary by minority shareholders	58,520	116,950	--
Payments of fees in respect of debt issue	(4,207)	(6,203)	(366)
Repayment of lease obligations	(917)	(1,450)	(1,292)
Repayment of equipment financing obligations	(256,902)	(115,473)	(36,338)
Proceeds from sale of capital stock	--	-	103,000
Payments of fees in respect of capital contributions	(2,478)	--	(10,803)
Purchase of treasury shares	--	--	(75)
Proceeds from sale of treasury shares	--	--	75
[illegible]			

	Years ended December 31,		
	[illegible]	[illegible]	[illegible]
			(In thousands of US dollars)
Investing activities			
Purchases of property and equipment	(506,716)	(291,437)	(136,353)
Purchases of intangible assets	(18,654)	(14,769)	(4,398)
Proceeds from sale of property and equipment	12,433	--	--
Purchase of StavTeleSot stock, net of cash acquired of US$ 658	(42,455)	–	–
Purchase of MSS Start and Cellular Company stock, net of cash acquired of US$ 968	-	--	(5,769)
Purchase of Orensot, Bee Line Samara, Extel and Vostok-Zapad Telecom stock, net of cash acquired of US$ 1,537	-	(69,165)	-
Purchases of other assets	(38,561)	(26,560)	(14,135)
[illegible]			
Effect of exchange rate changes on cash and cash equivalents	12,171	5,236	(1,306)
[illegible]			
[illegible]			
[illegible]			
Supplemental cash flow information			
Cash paid during the period:			
Income tax	US$ 86,409	US$ 52,594	US$ 18,870
Interest	61,934	30,810	16,289
Non-cash activities:			
Equipment acquired under financing agreements	98,689	140,367	82,990
Accounts payable for equipment and license	79,632	50,117	15,652
Accrued debt and equity offering costs	–	--	554
Operating activities financed by sale of treasury stock	4,729	1,917	--
Conversion of Senior convertible notes	91,236	--	--
Acquisitions:			
Fair value of assets acquired	73,290	121,386	20,217
Difference between the amount paid and the fair value of net assets acquired	(4,699)	--	--
Carrying value of equity method investment in Bee-Line Samara before the acquisition of controlling interest	--	(6,540)	--
Cash paid for the capital stock	(43,113)	(70,702)	(7,736)
Liabilities assumed	US$ 25,478	US$ 44,136	US$ 12,481

See accompanying notes.

Notes to Consolidated Financial Statements

1. Description of Business

Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering ("IPO") of its common stock in the United States of America through the issuance of American Depositary Shares ("ADS"), each of which represents three-quarters of one share of VimpelCom's common stock. As of December 31, 2003, 56.22% of VimpelCom's outstanding common stock was owned by the holders of the ADSs; 28.98% by Telenor East Invest AS ("Telenor"); 13.05% by Eco Telecom Limited ("Eco Telecom") and 1.75% by others. As of December 31, 2003, 46.49% of VimpelCom's voting stock was owned by the holders of the ADSs; 25.00% plus 13 shares by Telenor East Invest AS ("Telenor"); 25.00% plus two shares by Eco Telecom Limited ("Eco Telecom") and 1.51% by others.

On May 30, 2001, VimpelCom, Eco Telecom, a part of the Alfa Group of companies in Russia, Telenor and Closed Joint Stock Company VimpelCom-Region ("VimpelCom-Region"), a subsidiary of VimpelCom, signed agreements under which Eco Telecom was to purchase strategic ownership interests in VimpelCom and VimpelCom-Region, subject to certain regulatory approvals and other conditions precedent. VimpelCom-Region was formed to concentrate on the regional development of VimpelCom's GSM license portfolio. On November 5, 2001, under the terms of the transaction, Eco Telecom acquired 5,150,000 newly-issued shares of VimpelCom's common stock (equivalent of 6,866,667 ADSs) for an aggregate consideration of US$103,000, which was then contributed by VimpelCom as equity to VimpelCom-Region.

Together with the shares of common stock and convertible voting preferred stock of VimpelCom which Eco Telecom purchased from certain shareholders of VimpelCom, following the closing of the first tranche of the transaction, Eco Telecom owned 25% plus two shares of VimpelCom's total outstanding voting capital stock. Under the terms of the transaction, Eco Telecom was also to make certain investments directly into VimpelCom-Region (Note 18).

VimpelCom earns revenues by providing wireless telecommunications services and selling wireless handsets and accessories under the trade name "Bee-Line" in the city of Moscow and the Moscow region, which comprise the Moscow license area, and other regions of the Russian Federation.

Open Joint Stock Company KB Impuls ("KBI"), a wholly-owned subsidiary of VimpelCom, was established in March 1991 and has been involved in the development and provision of wireless telecommunications services under the trade name "Bee-Line" in Russia. KBI was granted the first license to provide Personal Communications Services ("PCS") using the GSM-1800 standard in the Moscow license area and began full-scale commercial operations in June 1997. This license expires in April 2008.

In April 1998, VimpelCom was awarded four new GSM-1800 licenses, covering the Central and Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation.

In August 1998, VimpelCom and KBI received amendments to the original GSM-1800 licenses for the Moscow license area and the Central and Central Black Earth license area of Russia, to operate dual band GSM 900/1800 networks in these license areas.

In August 1999, VimpelCom received amendments to the original GSM-1800 licenses for the Volga, North Caucasus and Siberian regions of the Russian Federation, to operate dual band GSM 900/1800 networks in these license areas. There was no additional cost associated with these amendments.

In April 2000, VimpelCom's amended GSM-1800 licenses covering the Central and Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation were re-issued to VimpelCom-Region.

On September 12, 2002, VimpelCom-Region was awarded a GSM-1800 license for the Northwest region. VimpelCom-Region's subsidiaries, Open Joint Stock Company Orensot ("Orensot"), Closed Joint Stock Company Extel ("Extel"), Open Joint Stock Company Bee-Line Samara ("Bee-Line Samara") and Closed Joint Stock Company StavTeleSot ("StavTeleSot") hold a GSM-900/1800 license for the Orenburg license area, GSM-900 license for the Kaliningrad license area, GSM-1800 license for the Samara license area and GSM-900/1800 license for the Stavropol license area, respectively. StavTeleSot's subsidiaries, Closed Joint Stock Company Kabardino-Balkarski GSM ("Kabardino-Balkarski GSM") and Closed Joint Stock Company Karachaevo-CherkessTeleSot ("Karachaevo-CherkessTeleSot"), hold GSM-900 licenses for the Kabardino-Balkarskaya Republic and Karachaevo-Cherkesskaya Republic, respectively. The GSM license held by Limited Liability Company Vostok-Zapad Telecom ("Vostok-Zapad Telecom"), a subsidiary of VimpelCom-Region, provides for the operation of a GSM-1800 network throughout the Ural region and a dual band GSM-900/1800 network in six territories within the Ural region.

In February 2003, VimpelCom-Region received amendments to the original GSM-1800 licenses for the Northwest region of Russia, to operate dual band GSM-900/1800 networks in these license areas.

In addition, VimpelCom operates an AMPS/D-AMPS wireless telephone network under a license issued by the State Committee of the Russian Federation for Communications and Informatization, which expires in November 2007.

VimpelCom has also been granted AMPS licenses to operate cellular networks in the Kaluga, Karelia, Ryazan, Tver, Ulyanovsk, Vladimir and Vologda license areas. VimpelCom's subsidiary, Bee-Line Samara, was granted a license to operate an AMPS wireless network in the Samara region. Closed Joint Stock Company Cellular Company ("Cellular Company"), a subsidiary of VimpelCom-Region, holds an AMPS license for the Novosibirsk license area.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in Russia. The principal differences relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) capital leases; and (9) consolidation and accounting for subsidiaries.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VimpelCom and its subsidiaries KBI, Closed Joint Stock Company RTI Service-Svyaz ("RTI Service-Svyaz"), Closed Joint Stock Company Impuls KB, Closed Joint Stock Company BeeOnLine-Portal, Closed Joint Stock Company MSS Start ("MSS Start"), Bee-Line Samara, Vimpelcom Finance B.V. and its subsidiaries VimpelCom B.V. and VC ESOP N.V., VimpelCom-Region and its subsidiaries Cellular Company, Orensot, Extel, Vostok-Zapad Telecom, StavTeleSot and its subsidiaries Kabardino-Balkarski GSM and Karachaevo-CherkessTeleSot, Limited Liability Company VimpelCom Finance ("VimpelCom Finance"), Closed Joint Stock Company Mobile Communication Center – Smolensk, Closed Joint Stock Company Mobile Communication Center – Lipetsk, Closed Joint Stock Company Mobile Communication Center – Ryazan, Closed Joint Stock Company Mobile Communication Center – Tver and Closed Joint Stock Company Mobile Communication Center – Nizhny Novgorod. The accompanying consolidated financial statements also include the accounts of VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom (Note 19), and VC Limited, a wholly-owned subsidiary of VimpelCom (BVI) Limited. The consolidated financial statements as of December 31, 2003 include the accounts of VimpelCom and its majority-owned subsidiaries that are not considered variable interest entities (VIEs) and all VIEs for which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated.

In accordance with the requirements of the Financial Accounting Standards Board's (the "FASB") Emerging Issues Task Force Issue ("EITF") No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", VimpelCom consolidates majority-owned subsidiaries when minority shareholders do not have substantive participating rights.

The equity method of accounting is used for companies in which VimpelCom has significant influence. Generally this represents voting stock ownership of at least 20% and not more than 50%.

Foreign Currency Translation

On November 25, 2002, the AICPA International Practices Task Force concluded that Russia would no longer be considered highly inflationary effective January 1, 2003. VimpelCom re-assessed its functional currency as of January 1, 2003.

The functional currency of VimpelCom and its subsidiaries, except for Cellular Company, Orensot and StavTeleSot, is the US dollar because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian roubles and Euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

Effective January 1, 2003, Cellular Company's, Orensot's and StavTeleSot's functional currency is the Russian rouble because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian roubles. Assets and liabilities of these companies are translated into US dollars at exchange rates prevailing on the balance sheet date; revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transactions dates. Translation adjustments resulting from the process of translating their financial statements into US dollars are reported in other comprehensive income, a separate component of shareholders' equity.

The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia ("CBR"). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR.

As of December 31, 2003 and 2002, the official rates of exchange were 29.45 roubles = US$1 and 31.78 roubles = US$1, respectively. The translation of rouble-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value.

Doubtful Accounts

VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

Inventory

Inventory consists of telephone handsets and accessories for resale and is stated at the lower of cost or market. Cost is computed using the average cost method.

2. Basis of Presentation and Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of nine and one-half years, or the lease term, whichever is shorter. Buildings and leasehold improvements are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

Repair and maintenance costs are expensed as incurred.

Intangible Assets

Intangible assets consist primarily of telephone line capacity, wireless licenses, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. In 2001, goodwill was amortized using the straight-line method over estimated remaining useful life. With the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), as of January 1, 2002, no amortization was taken on goodwill in 2003 and 2002. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

In accordance with SFAS No. 142, VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Software Costs

Under the provision of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the product.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom's network. Value added services include short messages ("SMS"), caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

VimpelCom determined that the sale of wireless services through VimpelCom's direct sales channel with an accompanying handset constitutes a revenue arrangement with multiple deliverables. Upon adoption of EITF No. 00-21, VimpelCom allocates the arrangement consideration to the separate units of accounting, including the wireless service and handset, based on their relative fair values.

In accordance with the provisions of the US SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements", VimpelCom defers telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally two years.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 were US$50,019, US$30,456 and US$21,829, respectively.

Rent

VimpelCom leases office space and premises where telecommunications equipment is installed. There were no non-cancelable operating leases in 2003 and 2002.

Rent expense under all operating leases and rental contracts in 2003, 2002 and 2001 was US$37,556, US$18,152, and US$9,656, respectively.

Deferred Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Government Pension Fund

VimpelCom contributes to the Russian Federation state pension fund on behalf of its employees. VimpelCom's contribution was expensed as incurred. Total amounts expensed in connection with contributions to the state pension fund for the years ended December 31, 2003, 2002 and 2001 were US$13,682, US$7,668 and US$5,037, respectively.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying assets, including intangible assets, and liabilities based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service for both DAMPS and GSM networks. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom's credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its subscribers, of which approximately 87% subscribed to a prepaid service as of December 31, 2003 and, accordingly, do not give rise to credit risk. VimpelCom's credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers.

VimpelCom deposits available cash with financial institutions in the Russian Federation. Deposit insurance is not offered to financial institutions operating in Russia. To manage this credit risk, VimpelCom allocates its available cash, mainly in US dollars, to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

Input value added tax (VAT), representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel, Ericsson and Technoserve A/S) provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments

The carrying amounts for financial instruments, consisting of cash and cash equivalents, trade accounts receivable, forward agreement and obligations under accounts payable approximate their fair value.

The fair value of senior convertible notes (based on quoted market prices), bank loans, equipment financing obligations and rouble denominated bonds (based on future cash flows discounted at current market rates) were as follows at December 31:

Senior convertible notes	US$ --	US$ 166,266
Rouble denominated bonds	103,430	--
Sberbank loan to VimpelCom-Region	76,425	39,360
Sberbank loan to VimpelCom	16,760	51,000
J.P. Morgan AG	371,759	263,947
Technoserve A/S - VimpelCom-Region	19,263	10,981
Technoserve A/S - VimpelCom	2,859	4,002
General DataCom	4,382	6,257

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income but as an adjustment to shareholders' equity.

For the years ended December 31, 2003, 2002 and 2001, comprehensive income for VimpelCom comprised US$236,428, US$129,552 and US$47,301, respectively. Comprehensive income for the years ended December 31, 2003, 2002 and 2001 included net income in the amount of US$233,962, US$129,552 and US$47,301, respectively, and other comprehensive income (foreign currency translation adjustment) in the amount of US$2,466, US$0 and US$0, respectively, net of minority interest in the amount of US$1,993, US$0 and US$0, respectively, and net of tax in the amount of US$969, US$0 and US$0, respectively.

Accounting for Sales of Stock by a Subsidiary

VimpelCom follows the provisions of SAB No. 51, "Accounting for Sales of Stock by a Subsidiary". SAB No. 51 allows accounting for issuance of stock by a subsidiary as a capital transaction. VimpelCom includes gain on the sale of newly issued stock of subsidiaries in additional paid-in capital in the consolidated financial statements.

Stock-Based Compensation

VimpelCom follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and to make disclosures in accordance with the provisions of SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123." Because the fair value accounting requires use of option valuation models that were not developed for use in valuing employee stock options (see Note 26), VimpelCom has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and related Interpretations and present pro forma disclosures of results of operations as if the fair value method had been adopted.

2. Basis of Presentation and Significant Accounting Policies (continued)

The following table illustrates the effect on net income and earnings per share if VimpelCom had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Years ended December 31,		
	[illegible]	[illegible]	[illegible]
Net income, as reported	US$ 233,962	US$ 129,552	US$ 47,301
Add: Compensation expense in respect of 2000 Stock Option Plan, as reported	5,391	4,685	–
Deduct: Compensation expense in respect of 2000 Stock Option Plan determined under fair value based method for all awards	(1,230)	(1,386)	(1,363)
[illegible]	[illegible]	[illegible]	[illegible]
Earnings per share:			
Basic - as reported	US$ 6.12	US$ 3.41	US$ 1.41
Basic - pro forma	US$ 6.23	US$ 3.48	US$ 1.37
Diluted - as reported	US$ 5.22	US$ 2.91	US$ 1.18
Diluted - pro forma	US$ 5.31	US$ 2.97	US$ 1.15

Derivative Instruments and Hedging Activities

SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*, requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, VimpelCom designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. If the derivative instrument either initially fails or later ceases to qualify as a fair value hedge, any subsequent gains or losses are recognized in income.

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to *record the fair value of a legal liability for an asset retirement obligation in the period it is incurred.* This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS *No. 143 is effective for years beginning after June 15, 2002.* VimpelCom adopted SFAS No. 143 effective January 1, 2003.

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of SFAS 143. These legal obligations include obligations to remediate leased land on which base stations are located. In connection with the adoption of this standard, VimpelCom recorded the cumulative effect of accounting change that decreased 2003 net income by US$327, net of tax and minority interest, an initial asset retirement obligation of approximately US$2,305, and capitalized US$1,806 by increasing the carrying value of the related asset.

For the year ended December 31, 2003, the capitalized costs were depreciated by approximately US$396, and approximately US$209 of accretion expense was recorded to increase the asset retirement obligation to its present value. The accretion expense was included in depreciation in the accompanying statement of income.

The following unaudited pro forma combined results of operations for VimpelCom give effect to adoption of SFAS 143 as if it had occurred at the beginning of 2001. These pro forma amounts are provided for information purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Years ended December 31,		
	[illegible]	[illegible]	[illegible]
Pro forma basic net income per common share	6.13	3.40	1.40
Pro forma diluted net income per common share	5.23	2.91	1.19

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 did not have a material impact on VimpelCom's results of operations, financial position or cash flow.

Accounting for Guarantees

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on VimpelCom's results of operations, financial position or cash flow.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest entity ("VIE") should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation ("FIN No. 46R") substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity ("SPE"), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE.

VimpelCom completed an evaluation of this guidance and concluded that the adoption of the provisions of FIN No. 46 did not have a material impact on its consolidated financial statements and is not expected to have a material impact on its consolidated financial statements when it is fully implemented in 2004.

Revenue Arrangements with Multiple Deliverables

In July 2000, the EITF of the FASB issued EITF 00-21 "Revenue Arrangements with Multiple Deliverables." EITF 00-21 provides guidance for determining the unit(s) of accounting in arrangements that include multiple products, services, and/or rights to use assets. The guidance provided in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of the provisions of EITF 00-21 did not have a material impact on VimpelCom's results of operations, financial position or cash flow.

Amendment to SFAS 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of the Statement should be applied prospectively, except as stated further. Provisions related to SFAS 133 Implementation Issues that have been effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with their respective dates. Rules related to forward purchases or sales of when-issued securities or other similar securities, should be also applied to existing contracts. The adoption of the provisions of SFAS No. 149 did not have a material impact on VimpelCom's results of operations, financial position or cash flow.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material impact on VimpelCom's results of operations, financial position or cash flow.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation. Input VAT was presented separately from other current assets. Taxes payable and amounts due to employees were presented separately from accrued liabilities. Customer deposits and customer advances were presented separately from each other.

3. Revenue-Based Taxes

Revenue-based taxes represented road users tax charged on revenues at a 1% rate. Effective January 1, 2003, certain changes were introduced in Russian tax legislation resulting in the road users tax being abolished.

4. Changes in Estimates

At the beginning of fiscal year 2002, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 6.5 to 4 years. The change decreased net income for the year ended December 31, 2002 by approximately US$3,152 equivalent to US$0.08 per share of common stock – basic and US$0.07 per share of common stock – diluted.

At the beginning of the second quarter 2002, VimpelCom changed the estimated remaining useful life of NAMPS telecommunications equipment from 4.25 to 1.75 years. The change decreased net income for the year ended December 31, 2002 by approximately US$1,757 equivalent to US$0.05 per share of common stock – basic and US$0.04 per share of common stock – diluted.

4. Changes in Estimates (continued)

At the beginning of the third quarter 2002, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.5 years. The change decreased net income for the year ended December 31, 2002 by approximately US$2,239 equivalent to US$0.06 per share of common stock – basic and US$0.05 per share of common stock – diluted.

At the beginning of the fourth quarter 2002, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.25 years. The change decreased net income for the year ended December 31, 2002 by approximately US$1,857 equivalent to US$0.05 per share of common stock – basic and US$0.04 per share of common stock – diluted.

At the beginning of fiscal year 2003, as a result of the ongoing technical inspection of telecommunications equipment, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.25 years. The change decreased net income for the year ended December 31, 2003 by approximately US$810, equivalent to US$0.02 per share of common stock – basic and US$0.02 per share of common stock – diluted.

At the beginning of the third quarter 2003, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 2.5 to 1 year. The change decreased net income for the year ended December 31, 2003 by approximately US$4,626 equivalent to US$0.12 per share of common stock – basic and US$0.10 per share of common stock – diluted.

5. Acquisitions

In July 2002, VimpelCom-Region acquired 77.6% of common stock of Orensot, a cellular communication enterprise operating in the Orenburg region, for US$14,204. In October 2002, VimpelCom-Region acquired 21.21% of Orensot's common stock, which VimpelCom-Region did not previously own, for US$3,682. This transaction increased VimpelCom-Region's ownership in Orensot to 98.81%. The acquisitions were recorded under the purchase method of accounting. The results of operations of Orensot were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In December 2002, VimpelCom-Region acquired 100% of Extel, a cellular communication enterprise operating in the Kaliningrad region, for US$25,312. The acquisition was recorded under the purchase method of accounting. The results of operations of Extel were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In December 2002, VimpelCom-Region acquired 100% of ownership interest in Vostok-Zapad Telecom, a company that holds a GSM-900/1800 license for operations in the Ural region, for US$26,608. The acquisition was recorded under the purchase method of accounting. The results of operations of Vostok-Zapad Telecom were included in the accompanying consolidated statement of operations from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In January 2003, VimpelCom-Region acquired 90% of common stock of StavTeleSot, a cellular operator in the Stavropol region, for US$38,801. The primary reason for the acquisition was obtaining the frequencies allocated to StavTeleSot under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The results of operations of StavTeleSot were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired comprised US$43,500. The difference of US$4,699 between the amount paid and the fair value of net assets acquired was allocated as pro rata reduction of the acquired license, allocation of frequencies and property and equipment.

The following table presents the condensed balance sheet disclosing the amount assigned to each major asset and liability caption of StavTeleSot at the acquisition date.

Cash and cash equivalents	US$ 658
Other current assets	6,260
Property and equipment, net	29,620
Telecommunications licenses and allocation of frequencies, net (4.2 years weighted-average remaining useful life)	26,780
Other intangible assets, net (4.2 years weighted-average remaining useful life)	209
Other assets	219
Current liabilities	(15,103)
Long-term liabilities	(2,625)
Deferred income taxes	(4,900)
[illegible]	[illegible]
Minority's share in net assets	(2,317)
[illegible]	[illegible]

On September 19, 2003, VimpelCom-Region increased its share of ownership in StavTeleSot to 100% by acquiring the remaining 10% of StavTeleSot common stock, which VimpelCom-Region did not previously own, for US$4,312. The acquisition was recorded under the purchase method of accounting. The fair value of 10% of net assets acquired approximated the cost of acquisition.

The following unaudited pro forma combined results of operations for VimpelCom give effect to StavTeleSot business combination transactions as if they had occurred at the beginning of 2002. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Years ended December 31,	
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
Pro forma basic net income per common share	6.14	3.65
Pro forma diluted net income per common share	5.24	3.11

6. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	[illegible]	[illegible]
Rubles	US$ 67,991	US$ 40,165
US dollars	62,996	182,815
EURO and other currencies	27,522	40,657
[illegible]	[illegible]	[illegible]

7. Other Current Assets

Other current assets consisted of the following at December 31:

	[illegible]	[illegible]
Advances to suppliers	US$ 20,729	US$ 15,194
Forward agreement (Note 8)	10,135	2,639
Taxes	2,094	3,197
Prepayment under forward agreement (Note 8)	–	2,041
Other	8,354	9,956
[illegible]	[illegible]	[illegible]

8. Forward Agreements

VimpelCom entered into forward exchange contracts to hedge certain liabilities denominated in foreign currencies. The purpose of VimpelCom's foreign currency hedging activities is to protect VimpelCom from risk that the eventual dollar cash outflows from payments in euros to vendors of equipment will be adversely affected by changes in the exchange rates.

Forward Agreements with Citibank

On May 14, 2002, VimpelCom entered into a forward agreement with Citibank for purchase of EURO 5,000 thousand on November 15, 2002 for US dollars at a rate of 0.897 EURO/1US$ to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG ("Alcatel"). The agreement qualified as a fair value hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. VimpelCom purchased EURO 5,000 thousand on November 15, 2002. The net gain of US$542 related to the change in the fair value of the derivative from May 14, 2002 to November 15, 2002 was included in net foreign exchange loss in the accompanying consolidated statement of income for the year ended December 31, 2002.

On August 26, 2002, KBI entered into a forward agreement with Citibank for purchase of EURO 89,912 thousand for US dollars at a rate of 0.9599 EURO/1US$ in several installments during the period from January 2003 to January 2006 to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel. The agreement qualified as a fair value hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The derivative was recorded at fair value of US$14,018 and US$6,222 as of December 31, 2003 and 2002, and included in other current assets in the amount of US$9,315 and US$2,639, respectively, and in other assets in the amount of US$4,703 and US$3,583, respectively, in the accompanying consolidated balance sheets (Notes 7, 12). The net gain of US$13,543 and US$6,222 related to the change in the fair value of the derivative was included in net foreign exchange loss in the accompanying consolidated statements of income for the years ended December 31, 2003 and 2002, respectively.

8. Forward Agreements (continued)

In accordance with the forward agreement, KB made a prepayment in the amount of US$8,000 with Citibank. As of December 31, 2003, the deposit was recorded as other current assets and other assets in the amount of US$2,641 and US$5,950, respectively. As of December 31, 2003, this deposit was fully used (Notes 7, 12).

Forward Agreements with Standard Bank
In June 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 2,893 thousand for US dollars at a rate of 1.1481 US$/EURO in several installments during the period from August 2003 to June 2005, EURO 2,722 thousand for US dollars at a rate of 1.1455 US$/EURO in several installments during the period from August 2003 to September 2005, and EURO 11,750 thousand for US dollars at a rate of 1.1660 US$/EURO in November 2003 to hedge foreign currency risk associated with the liability under equipment financing agreements between VimpelCom-Region and Alcatel, and between VimpelCom-Region and LLC Technoserve A/S ("Technoserve"). In November 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 12,331 thousand for US dollars at a rate of 1.1526 US$/EURO in several installments during the period from December 2003 to December 2005 to hedge foreign currency risk associated with the liability under equipment financing agreements between VimpelCom-Region and Alcatel, and between VimpelCom-Region and Technoserve. These agreements qualified as a fair value hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The derivatives were recorded at fair value of US$1,456 as of December 31, 2003, and included in other current assets and other assets in the amount of US$820 and US$636, respectively. The net gain of US$1,507 related to the change in the fair value of the derivatives was included in net foreign exchange loss in the accompanying consolidated statement of income for the year ended December 31, 2003.

9. Property and Equipment

Property and equipment, at cost, except for impaired assets, consisted of the following at December 31:

	[illegible]	[illegible]
Telecommunications equipment held under capital lease agreements	US$ 22,152	US$ 8,424
Telecommunications equipment	1,021,572	640,295
Buildings and leasehold improvements	45,170	39,892
Office and measuring equipment	93,915	53,951
Vehicles	6,110	4,072
Furniture	5,128	4,429
Other equipment	4,560	4,919
[illegible]	[illegible]	[illegible]
Accumulated depreciation	(282,224)	(165,930)
Equipment not installed and assets under construction	541,159	362,509
[illegible]	[illegible]	[illegible]

VimpelCom capitalized interest in the cost of telecommunications equipment in the amount of US$5,136, US$1,583 and US$0 in 2003, 2002 and 2001, respectively.

In April 2001, VimpelCom-Region acquired Cellular Company. Cellular Company had telecommunications equipment held under capital lease agreements (Note 17).

In October 2002, VimpelCom acquired controlling ownership interest in Bee-Line Samara. Bee-Line Samara had telecommunications equipment held under capital lease agreements (Note 17).

In June 2003, VimpelCom leased DAMPS telecommunications equipment from Open Joint Stock Company "Investelectrosvyaz", trademark "Corbina", (OJSC "Investelectrosvyaz") under the sale-lease-back agreement (Notes 10, 17).

Accumulated depreciation on telecommunications equipment held under capital lease agreements amounted to US$7,127 and US$2,965 at December 31, 2003 and 2002, respectively. Depreciation expense in respect of telecommunications equipment held under capital lease amounted to US$4,162, US$1,977 and US$988 (commencing April 2001) for the years ended December 31, 2003, 2002 and 2001, respectively, and was included in depreciation expense in the accompanying consolidated statements of operations.

10. Sale-Leaseback of DAMPS Equipment

In June 2003, VimpelCom signed a set of agreements with OJSC "Investelectrosvyaz" on sale-leaseback of certain DAMPS equipment and subsequent agency relations. The DAMPS equipment was sold and leased back on July 1, 2003. Net book value of the DAMPS equipment sold comprised US$14,696 as of July 1, 2003. The selling price was US$16,509 net of value added tax, payable in two installments. Gain on transaction, representing the excess of the selling price over the net book value of the DAMPS equipment sold, was deferred and amortized in proportion to the amortization of the leased asset. Unamortized balance of the gain of US$1,768 was included in deferred revenue in the consolidated balance sheet as of December 31, 2003. OJSC "Investelectrosvyaz" had paid US$12,432 by December 31, 2003. The second installment is due anytime before April 1, 2004. As of December 31, 2003, as a collateral for the second payment OJSC "Investelectrosvyaz" pledged to VimpelCom certain items of the DAMPS equipment with the agreed pledged value of US$4,068. Leased DAMPS equipment under this sale-leaseback agreement was accounted for as capital lease (Note 17). Under the lease agreement the monthly lease payments comprised US$360.

11. Telecommunications Licenses and Allocations of Frequencies and Other Intangible Assets

The total gross carrying value and accumulated amortization of VimpelCom's telecommunications licenses and allocation of frequencies was as follows:

	December 31, 2003		December 31, 2002	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Telecommunications licenses and allocations of frequencies acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses and allocations of frequencies acquired in business combinations were initially recorded at their fair value as of the acquisition date.

The total gross carrying value and accumulated amortization of VimpelCom's intangible assets by major intangible asset class was as follows:

	December 31, 2003		December 31, 2002	
	[illegible]	[illegible]	[illegible]	[illegible]
Telephone line capacity	US$ 102,107	US$ (56,087)	US $ 89,826	US$ (45,487)
Goodwill	9,816	–	9,816	–
Other intangible assets	7,840	(4,307)	3,439	(1,864)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Amortization expense for each of the succeeding five years is expected to be as follows:

2004	US$ 34,826
2005	34,826
2006	31,812
2007	21,799
2008	13,266
Thereafter	16,850

The pro forma impact of non-amortization of goodwill on net income and net income per share for the year ended December 31, 2001 compared to actual results for the years ended December 31, 2003 and 2002 is as follows:

	Years ended December 31,		
	[illegible]	[illegible]	[illegible]
	(In thousands of US dollars, except per share amounts)		
Reported net income	US$ 233,962	US$ 129,553	US$ 47,301
Goodwill amortization	–	–	1,621
[illegible]	[illegible]	[illegible]	[illegible]
Basic net income per common share:			
Reported net income	US$ 6.12	US$ 3.41	US$ 1.41
Goodwill amortization	–	–	0.04
Adjusted net income per common share	US$ 6.12	US$ 3.41	US$ 1.45
Diluted net income per common share:			
Reported net income	US$ 5.22	US$ 2.91	US$ 1.18
Goodwill amortization	–	–	0.04
Adjusted net income per common share	US$ 5.22	US$ 2.91	US$ 1.22

12. Other Assets

Other assets consisted of the following at December 31:

Software, at cost	US$ 126,965	US$ 54,681
Accumulated depreciation	(29,546)	(10,867)
	97,419	43,814
Prepayments to suppliers for long-lived assets	34,684	36,369
Prepayment under forward agreement (Note 9)	–	5,989
Forward agreement (Note 6)	5,339	3,583
Equity investments	2,498	1,556
Other assets	6,406	1,283

13. Bank Loans

Bank loans consisted of the following as of December 31:

J.P. Morgan AG	US$ 250,000	US$ 250,000
Sberbank – loan to VimpelCom-Region	70,000	39,380
Nordea	24,899	–
Sberbank – loan to VimpelCom	16,700	50,100
Other loans	3,856	4,380
Less current portion	(35,343)	(37,780)

On April 26, 2002, the offering of 10.45% Loan Participation Notes ("Notes") issued by, but without recourse to J.P. Morgan AG, for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on April 26, 2005. VimpelCom is to pay cash interest on the loan at the rate of 10.45% per annum from April 26, 2002, payable semi-annually on April 26 and October 26 of each year. Such interest payments commenced on October 26, 2002. As of December 31, 2003, interest in amount of US$4,716 was accrued. Gross issuance costs comprised US$6,569 and were included, net of related accumulated amortization of US$3,675, in unamortized debt issue costs in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements. Under the loan agreement between VimpelCom and J.P. Morgan AG, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition.

In December 2002, Sberbank provided a US dollar denominated credit line of US$70,000 to VimpelCom-Region. VimpelCom-Region had the right to draw down the entire amount before April 1, 2003. VimpelCom-Region has made drawings under the credit line in the total amount of US$70,000. The loan will be repaid in twelve installments, on a quarterly basis, commencing November 27, 2004. The interest rate as at the date of signing was 13% per annum and is subject to change by Sberbank. As of December 31, 2002, the interest rate was 11.5% per annum.

As of December 31, 2003, assets pledged as collateral against the loan from Sberbank to VimpelCom-Region included certain items of telecommunications equipment with an approximate carrying amount of US$72,591 and promissory notes issued by VimpelCom-Region to Cellular Company with a nominal amount of 1,576,000 thousand rubles (US$53,514 at exchange rate as of December 31, 2003).

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom-Region's obligations under the loan from Sberbank for the total amount of US$50,000.

On January 15, 2003, Nordea Bank Sweden AB provided a US dollar denominated credit line of US$35,700 to VimpelCom. In 2003, VimpelCom made three drawings under the credit line in the amount of US$16,497, US$3,433 and US$13,936 on March 2, 2003, April 25, 2003 and December 5, 2003, respectively. Each of the tranche is to be repaid in six equal installments, on a semi-annual basis, commencing April 27, 2003. The loan bears interest at an annual rate of LIBOR rate plus 0.7%.

As of December 31, 2003, assets pledged as collateral against the credit line from Nordea Bank Sweden AB included certain items of telecommunications equipment with an approximate carrying amount of US$39,041.

On April 28, 2000, Sberegatelny Bank of the Russian Federation ("Sberbank") provided a four-year, US dollar denominated, credit line of US$80,000 to VimpelCom. The amount of the credit line was subsequently reduced to US$66,800. VimpelCom had the right to draw down the entire amount before April 28, 2001. VimpelCom has made drawings under the credit line in the total amount of US$66,800. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing July 10, 2002. The interest rate as at the date of signing was 13.25% per annum and is subject to change by Sberbank. As of December 31, 2003, the interest rate was 9.5% per annum.

As of December 31, 2003, assets pledged as collateral against this credit line included certain items of telecommunications equipment and buildings in Moscow owned by VimpelCom with an approximate carrying amount of US$20,127 and US$51,045, respectively, all of VimpelCom's shares in MSS Start, 50% of shares in Bee-Line Samara. The carrying amount of 50% of net assets of Bee-Line Samara in the accompanying consolidated balance sheet as of December 31, 2003 was US$7,859. The carrying amount of net assets of MSS Start in the accompanying consolidated balance sheet as of December 31, 2003 was US$1,646. Under the loan agreement between VimpelCom and Sberbank, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition.

On April 7, 2003, Raiffeisenbank Austria provided a rouble denominated credit line of 640,000 thousand roubles (US$20,459 at exchange rate as of April 7, 2003) to VimpelCom-Region. The loan bore interest at an annual rate of 14%. The principal amount and the accrued interest were fully repaid on May 20, 2003.

14. Senior Convertible Notes

On July 28, 2000, the offering of senior convertible notes registered with the SEC raised a total of US$70,320 (net of cost of issuance of US$4,680). Unamortised balance of debt issue costs of US$0 and US$2,759 was included in non-current assets in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, respectively.

The convertible notes mature on July 28, 2005. Holders of the convertible notes had the right to convert the notes into ADSs at any time after September 28, 2000 at the conversion price of US$27.0312 per ADS, subject to certain adjustments. VimpelCom was to pay cash interest on the convertible notes at the rate of 5.5% per annum from July 28, 2000, payable semi-annually on January 28 and July 28 of each. Such interest payments commenced on January 28, 2001. Unless previously converted or redeemed, VimpelCom was to repay the convertible notes at 135.41% of their principal amount, which represented a yield to maturity of 11% per annum compounded on a semi-annual basis. Amortization of discount on the notes and debt issuance costs was included in interest expense in the accompanying consolidated financial statements.

The convertible notes were redeemable by VimpelCom starting from July 28, 2002 at their accreted value, plus accrued but unpaid cash interest and any additional amounts, if the market price of the ADSs on the New York Stock Exchange exceeds 140% of the conversion price during a period of 30 consecutive trading days.

Senior convertible notes were issued by VimpelCom B.V., a wholly-owned subsidiary of VimpelCom Finance B.V., which is a wholly-owned subsidiary of VimpelCom. VimpelCom B.V. is a company with no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of senior convertible notes.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom B.V.'s obligations under the senior convertible notes, including the performance by VimpelCom B.V. of its conversion obligation.

In the third and fourth quarters 2003, senior convertible notes with the total nominal value of US$74,000 were converted into ADSs at the price of US$27.0312 per ADS (US$36.0416 per share) (Note 18).

In December 2003, senior convertible notes with the total nominal value of US$1,000 plus accrued interest in the amount of US$242 were repaid by VimpelCom. As of December 31, 2003, Vimpelcom had no obligations under senior convertible notes.

15. Rouble Denominated Bonds

On May 20, 2003, VimpelCom-Region issued rouble denominated bonds through VimpelCom Finance, a newly established consolidated ultimate subsidiary of VimpelCom-Region, in an aggregate principal amount of 3,000,000 thousand roubles (US$101,852 at exchange rate as of December 31, 2003). The bonds are due on May 16, 2006, and bondholders have a put option exercisable on May 18, 2004, at 100% of nominal value plus accrued interest. Interest is to be paid semi-annually. The annual interest rate for the first two interest payments is 8.8%. VimpelCom Finance will determine the interest rate for further interest payments no later than May 7, 2004, ten days before the second interest payment.

VimpelCom-Region irrevocably, fully and unconditionally guaranteed VimpelCom Finance's obligations under rouble denominated bonds.

16. Equipment Financing Obligations

Agreements between KBI and Alcatel

KBI entered into an agreement with Alcatel for the purchase and installation in four phases of mobile telecommunications GSM network equipment with a total contract value of US$135,000. In order to finance the transaction, KBI and Alcatel entered into a deferred payment agreement in the aggregate principal amount of US$113,242 plus interest (the "Alcatel Agreement").

The Alcatel Agreement requires interest to be paid at the US dollar LIBOR rate plus 4.0% over a period to be determined by the timing of the initiation of the four different phases of the Alcatel Agreement. Financing of the contract by Alcatel provides for repayment of Phase 1 and Phase 2 to commence no later than four years from the date of the contract. For the second phase, initiated in 1997, one annex was signed for equipment valued at US$47,785.

Repayment of amounts due under the Alcatel Agreement for the first and second phases were to begin after a grace period of three years from the date of acceptance of the related equipment and services, however, this grace period was to expire no later than May 26, 2000. Principal and interest repayments were made in eight semi-annual installments beginning May 27, 2000. As of December 31, 2003, all the equipment under the second phase was delivered and the principal and accrued interest were repaid on due dates.

On May 19, 2000, KBI and Alcatel signed the fifth amendment to the deferred payment agreement (the "Fifth Amendment"). The Fifth Amendment provides for the deferral of payment of the amount of EURO 15,936 thousand (US$13,657) in respect of future deliveries of equipment under the fourth phase of the agreements on the purchase and installation of mobile telecommunications network equipment. The liability accrues interest at the EURO six-month EURIBOR rate plus 9%. Principal repayments were to be made in two equal installments, no later than July 5, 2001 and December 15, 2001. Interest was to be repaid on the same dates in the full amount accrued as of the respective date. The Fifth Amendment changed the initial terms of payment under the fourth phase. Under the initial terms, payments in respect of future deliveries of equipment were to be made within 30 days after the delivery of equipment. As of December 31, 2002, all the equipment under the fourth phase was delivered and the principal and accrued interest were repaid on due dates.

16. Equipment Financing Obligations (continued)

On May 19, 2000, KBI and Alcatel signed an agreement on the purchase and installation in two phases (fifth and sixth phases) of mobile telecommunications GSM network equipment in the total value of EURO 26,135 thousand (US$32,668 at exchange rate as of December 31, 2003). Under the new agreement, further phases may be agreed. On May 19, 2000, an annex for the fifth phase was signed for the amount of EURO 7,135 thousand (US$8,919 at exchange rate as of December 31, 2003). On June 30, 2000, an annex for the sixth phase was signed for the amount of EURO 19,000 thousand (US$23,750 at exchange rate as of December 31, 2003).

On August 23, 2000, KBI and Alcatel signed the deferred payment agreement for the fifth phase. This agreement provides for the deferral of payment of the amount of EURO 5,566 thousand (US$6,958 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the fifth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than December 1, 2001. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2003, all the equipment was delivered under the fifth phase.

On September 7, 2000, KBI and Alcatel signed the deferred payment agreement for the sixth phase that provides for the deferral of payment of the amount of EURO 16,150 (US$20,188 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the sixth phase. This agreement was amended on January 10, 2001. The amount of deferred payments is divided in sub-phases 1, 2 and 3 in the amounts of EURO 12,828 thousand (US$16,035 at exchange rate as of December 31, 2003), EURO 1,700 thousand (US$2,125 at exchange rate as of December 31, 2003) and EURO 1,622 thousand (US$2,028 at exchange rate as of December 31, 2003), respectively. The liability for sub-phases 1, 2 and 3 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. The first installments under sub-phases 1, 2 and 3 were to become due no later than October 1, 2001, November 24, 2001 and January 30, 2002, respectively. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the sixth phase.

On December 20, 2000, KBI and Alcatel signed an annex for the seventh phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,000 thousand (US$7,277). On December 26, 2000, KBI and Alcatel signed the deferred payment agreement for the seventh phase. This agreement provides for the deferral of payment of the amount of EURO 6,800 thousand in respect of future deliveries of equipment under the seventh phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than February 15, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. On August 17, 2002, KBI and Alcatel agreed to accelerate the repayment. As of December 31, 2002, all the equipment was delivered under the seventh phase and all the principal and accrued interest were repaid.

On February 16, 2001, KBI and Alcatel signed an annex for the eighth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,769 thousand (US$10,961 at exchange rate as of December 31, 2003). On February 16, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eighth phase. The eighth phase is divided in three sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 553 thousand (US$691 at exchange rate as of December 31, 2003), sub-phase 2 in the amount of EURO 1,147 thousand (US$1,434 at exchange rate as of December 31, 2003) and sub-phase 3 in the amount of EURO 5,754 thousand (US$7,193 at exchange rate as of December 31, 2003). The liability for all the three sub-phases will accrue interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. The first installment for each sub-phase was to become due six months after the acceptance of the related equipment, but no later than February 15, April 15 and April 30, 2002 for sub-phases 1, 2 and 3, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the eighth phase.

On May 9, 2001, KBI and Alcatel signed an annex for the ninth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,500 thousand (US$10,625 at exchange rate as of December 31, 2003). On May 9, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the ninth phase. The ninth phase is divided in two sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 5,525 thousand (US$6,907 at exchange rate as of December 31, 2003) and sub-phase 2 in the amount of EURO 1,700 thousand (US$2,125 at exchange rate as of December 31, 2003). The liability for sub-phases 1 and 2 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. The first installment for each sub-phase was to become due six months after the acceptance of the related equipment, but no later than June 14 and June 15, 2002 for sub-phases 1 and 2, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the ninth phase.

On June 22, 2001, KBI and Alcatel signed an annex for the tenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,570 thousand (US$10,713 at exchange rate as of December 31, 2003). On June 22, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the tenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,284 thousand (US$9,105 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the tenth phase. This agreement was amended on October 29, 2001. The amount of deferred payments is divided in sub-phases 1 and 2 in the amounts of EURO 6,946 thousand (US$8,683 at exchange rate as of December 31, 2003) and EURO 339 thousand (US$424 at exchange rate as of December 31, 2003), respectively. The liability for sub-phases 1 and 2 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installments under sub-phases 1 and 2 were to become due six months after the acceptance of the related equipment, but no later than June 15 and July 1, 2002, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the tenth phase.

On July 20, 2001, KBI and Alcatel signed an annex for the eleventh phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 6,600 thousand (US$7,696). On July 20, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eleventh phase. This agreement provides for the deferral of payment of the amount of EURO 7,225 thousand in respect of future deliveries of equipment under the eleventh phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than July 15, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. On August 17, 2002, KBI and Alcatel agreed to accelerate the repayment. As of December 31, 2002, all the equipment was delivered under the eleventh phase and all the principal and accrued interest were repaid.

On November 5, 2001, KBI and Alcatel signed an annex for the thirteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 9,300 thousand (US$11,625 at exchange rate as of December 31, 2003). On November 5, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the thirteenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,905 thousand (US$9,881 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the thirteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than August 25, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the thirteenth phase.

On November 12, 2001, KBI and Alcatel signed an annex for the fourteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 9,300 thousand (US$11,625 at exchange rate as of December 31, 2003). On November 12, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the fourteenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,905 thousand (US$9,881 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the fourteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than August 30, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the fourteenth phase.

On January 8, 2002, KBI and Alcatel signed an annex for the fifteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 14,190 thousand (US$17,738 at exchange rate as of December 31, 2003). On January 8, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the fifteenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,061 thousand (US$15,076 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the fifteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than October 31, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the fifteenth phase.

On January 8, 2002, KBI and Alcatel signed an annex for the sixteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 15,040 thousand (US$18,800 at exchange rate as of December 31, 2003). On January 8, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the sixteenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,784 thousand (US$15,980 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the sixteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9 %. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than January 10, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the sixteenth phase.

On March 27, 2002, KBI and Alcatel signed an annex for the seventeenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 14,376 thousand (US$17,970 at exchange rate as of December 31, 2003). On March 27, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the seventeenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,220 thousand (US$15,275 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the seventeenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9 %. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than June 10, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the seventeenth phase.

On April 17, 2002, KBI and Alcatel signed an annex for the eighteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 11,646 thousand (US$14,558 at exchange rate as of December 31, 2003). On April 17, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eighteenth phase. The eighteenth phase is divided in three sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 5,693 thousand (US$7,116 at exchange rate as of December 31, 2003), sub-phase 2 in the amount of EURO 2,208 thousand (US$2,760 at exchange rate as of December 31, 2003) and sub-phase 3 in the amount of EURO 1,998 thousand (US$2,498 at exchange rate as of December 31, 2003). The liability for sub-phases 1, 2 and 3 accrues interest at the EURO six-month EURIBOR rate plus 2.9%. The first installment for each sub-phase becomes due no later than June 15, 2003, May 1, 2003 and August 1, 2003, respectively. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the eighteenth phase.

18. Equipment Financing Obligations (continued)

On July 11, 2002, KBI and Alcatel signed an annex for the nineteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 12,000 thousand (US$15,000 at exchange rate as of December 31, 2003). On July 11, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the nineteenth phase. This agreement provides for the deferral of payment of the amount of EURO 10,200 thousand (US$12,750 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the nineteenth phase. The liability will accrue interest at the EURO six-month EURIBOR rate plus 2.9 %. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than August 26, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the nineteenth phase.

On August 27, 2002, KBI and Alcatel signed an annex for the twentieth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 12,000 thousand (US$15,000 at exchange rate as of December 31, 2003). On August 27, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the twentieth phase. This agreement provides for the deferral of payment of the amount of EURO 10,200 thousand (US$12,750 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the twentieth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9 %. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than November 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the twentieth phase.

No deferral of payment under the twelfth, twenty first, twenty second, twenty third, twenty fourth, twenty fifth, twenty sixth, twenty seventh and twenty eighth phases was agreed between KBI and Alcatel.

In 2003, 2002, and 2001, interest of US$6,224, US$7,268 and US$8,013, respectively, was accrued under all agreements between KBI and Alcatel.

VimpelCom made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

As of December 31, 2003, telecommunications equipment received from Alcatel with the carrying amount of US$52,160 was pledged as collateral to secure the liability to Alcatel.

VimpelCom irrevocably, fully and unconditionally guaranteed KBI's obligations under equipment financing agreements with Alcatel for the total amount of EURO 65,358 (US$81,697 at exchange rate as of December 31, 2003).

Agreements between VimpelCom-Region and Alcatel

On August 31, 2001, VimpelCom-Region and Alcatel signed a frame contract for the supply of switching, radio and other telecommunications equipment (the "Frame Contract") and Indent 1 to the Frame Contract (Indent 1) for the amount of EURO 9,344 thousand (US$11,680 at exchange rate as of December 31, 2003).

On September 21, 2001, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,344 thousand (US$11,680 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under Indent 1. The liability accrued interest at the EURO three-month EURIBOR rate plus 2%. The initial payment date under Indent 1 was February 28, 2002, extended until August 31, 2002. The first interest payment was to be made 30 days after the delivery of the last consignment of the equipment, but no later than December 31, 2001. In addition, interest payments were to be made on February 28, May 31, and August 31, 2002. Interest was to be repaid in the full amount accrued as of the respective date.

On December 20, 2002, VimpelCom-Region and Alcatel agreed to change the terms under Indent 1. Interest rate was changed to the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was made on June 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under Indent 1.

On September 21, 2001, VimpelCom-Region and Alcatel signed Indent 2 to the Frame Contract ("Indent 2") for the amount of EURO 9,000 thousand (US$11,250 at exchange rate as of December 31, 2003). On September 21, 2001, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,000 thousand (US$11,250 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under Indent 2. The liability accrued interest at the EURO three-month EURIBOR rate plus 2%. Initial principal repayment date was March 21, 2002, extended until September 21, 2002. The first interest payment was to be made 30 days after the delivery of the last consignment of the equipment, but no later than January 21, 2002. In addition, interest payments were to be made on March 21, June 21, and September 21, 2002. Interest was to be repaid in the full amount accrued as of the respective date.

On December 20, 2002, VimpelCom-Region and Alcatel agreed to change the terms under Indent 2. Interest rate was changed to the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was made on June 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under Indent 2.

On September 16, 2002, VimpelCom-Region and Alcatel signed Indent 3 to the Frame Contract ("Indent 3") for the amount of EURO 9,500 thousand (US$11,875 at exchange rate as of December 31, 2003). On September 16, 2002, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 8,075 thousand (US$10,094 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under Indent 3. The liability accrues interest at the EURO three-month EURIBOR rate plus 5%. Principal repayment was to be made when VimpelCom-Region enters in certain financing arrangements, but no later than June 25, 2003. The first interest payment was made on March 25, 2003. The second interest payment shall be made together with the principal repayment. Interest should be repaid in the full amount accrued as of respective date. As of December 31, 2002, all the equipment was delivered under Indent 3. As of December 31, 2003, all the principal and accrued interest were paid.

No deferral of payment under Indent 4 was agreed between VimpelCom-Region and Alcatel.

On October 31, 2002, VimpelCom-Region and Alcatel signed Indent 5 to the Frame Contract ("Indent 5") for the amount of US$6,423. On October 31, 2002, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of US$5,469 in respect of future deliveries of equipment under Indent 5. The liability accrues interest at the US dollar three-month LIBOR rate plus 5%. Principal repayment was to be made when VimpelCom-Region enters in certain financing arrangements, but no later than June 25, 2003. The first interest payment was made on March 25, 2003. The second interest payment shall be made together with the principal repayment. Interest should be repaid in the full amount accrued as of respective date. As of December 31, 2003, all the equipment was delivered under Indent 5 and all the principal and accrued interest were paid.

In 2003, 2002 and 2001, interest of US$1,182, US$952 and US$9, respectively, was accrued under all agreements between VimpelCom-Region and Alcatel.

VimpelCom-Region made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

As of December 31, 2003, telecommunications equipment received from Alcatel with the carrying amount of US$12,997 was pledged as collateral to secure the liability to Alcatel.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom-Region's obligations under equipment financing agreements with Alcatel for the total amount of EURO 9,254 thousand (US$11,568 at exchange rate as of December 31, 2003).

Agreements between VimpelCom-Region and Ericsson

On September 28, 2001, VimpelCom-Region and Ericsson Radio Systems AB ("Ericsson") signed a contract for delivery of GSM equipment (the "Supply Contract") and a purchase order under the Supply Contract for US$16,609. Under the contract, overdue amounts accrue interest at the US dollar LIBOR rate plus 3.5%. All the equipment under the Supply Contract was delivered before December 31, 2002.

On December 3, 2001, VimpelCom-Region and Ericsson Credit AB signed a credit agreement on the financing of the delivery of equipment under the Supply Contract in the amount of US$16,650 (the "Credit Agreement"). VimpelCom-Region obtained financing under the Credit Agreement in January and February 2002, and used the proceeds to repay its obligation to Ericsson under the Supply Contract. The liability under the Credit Agreement accrued interest at the US dollar LIBOR rate plus 2% and was repaid before December 31, 2002.

On January 9, February 5, July 15 and September 19, 2002, VimpelCom-Region and Ericsson Radio Systems AB ("Ericsson") signed four purchase orders under the Supply Contract for US$2,979, US$27,316, US$519 and US$7,698.

On August 21, 2002, VimpelCom-Region and Ericsson Credit AB signed second tranche under the Credit Agreement on the financing of the delivery of equipment under the Supply Contract in the amount of US$70,000. The amount of the financing was subsequently reduced to US$45,662. VimpelCom-Region obtained financing under the Credit Agreement in 2002, and used the proceeds to repay its obligation to Ericsson under the Supply Contract. Initially the liability under the Credit Agreement accrued interest at the US dollar LIBOR rate plus 2% and was payable on December 20, 2002. On December 20, 2002, Ericsson extended the payment date until June 20, 2003 and interest rate was changed to US dollar LIBOR rate plus 5%. The liability under the second tranche of the Credit Agreement was fully repaid before December 31, 2003.

On December 20, 2002, VimpelCom-Region and Ericsson signed a purchase order under the Supply Contract for US$10,500.

On January 10 and April 14, 2003, VimpelCom-Region and Ericsson signed two purchase orders under the Supply Contract, for US$11,493 and US$25,590, respectively.

On February 25, 2003, VimpelCom-Region and Ericsson Credit AB signed the third tranche under the Credit Agreement on the financing of the delivery of equipment under the Supply Contract, in the amount of US$55,900. VimpelCom-Region obtained financing under the Credit Agreement in the second and third quarters 2003, and used the proceeds to repay its obligation to Ericsson under the Supply Contract. The liability under the Credit Agreement accrued interest at the US dollar LIBOR rate plus 5%. On June 20, 2003, Ericsson Credit AB extended the payment of US$44,730 under the third tranche until November 20, 2003. The liability under the third tranche of the Credit Agreement was fully repaid before December 31, 2003.

In 2003, 2002 and 2001, interest of US$2,687, US$1,596 and US$67, respectively, was accrued under all agreements between VimpelCom-Region and Ericsson.

Agreements between StavTeleSot and Alcatel

As of December 31, 2003, StavTeleSot had obligations under equipment financing agreements with Alcatel of EURO2,142 thousand (US$2,678 at exchange rate as of December 31, 2003). Equipment was received by StavTeleSot before it was acquired by VimpelCom-Region (Note 5).

Agreements between VimpelCom-Region and Technoserve

On May 16, 2002, VimpelCom-Region and Technoserve signed an agreement ("the Agreement") for delivery of GSM equipment for EURO 22,000 thousand (US$27,500 at exchange rate as of December 31, 2003). This agreement provides for the deferral of payment of the amount of EURO 18,700 thousand (US$23,375 at exchange rate as of December 31, 2003) in respect of the future deliveries of equipment. The liability will accrue interest at a rate of 10% per annum. The accrual of interest will start 91 day after the advance payment or after the last consignment of the equipment, whatever is later. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

On May 30, 2003, VimpelCom-Region and Technoserve signed the first amendment to the Agreement. The first amendment increased the total value of the Agreement by EURO 4,400 thousand (US$5,500 at exchange rate as of December 31, 2003) to EURO 26,400 thousands (US$33,000 at exchange rate as of December 31, 2003). Initially, the liability under the Agreement accrued interest at a rate of 10% per annum. The liability under deliveries occurred after May 30, 2003, accrues interest at a rate of 8% per annum.

On October 20, 2003, VimpelCom-Region and Technoserve signed the second amendment to the Agreement. The second amendment increased the total value of the Agreement by EURO 2,500 thousand (US$3,125 at exchange rate as of December 31, 2003) to EURO 28,900 thousands (US$36,125 at exchange rate as of December 31, 2003). The second amendment provides additional deferral of payment in the amount of EURO 2,125 thousand (US$2,656 at exchange rate as of December 31, 2003).

16. Equipment Financing Obligations (continued)

As of December 31, 2003, the equipment in the amount of EURO 26,977 thousand was delivered under the Agreement.

Agreements between VimpelCom and Technoserve

On April 25, 2002, VimpelCom and Technoserve signed an agreement for delivery of GSM equipment for EURO 6,000 thousand (US$7,500 at exchange rate as of December 31, 2003). This agreement provides for the deferral of payment of the amount of EURO 5,100 thousand (US$6,375 at exchange rate as of December 31, 2003) in respect of the future deliveries of equipment. The liability will accrue interest at a rate of 10% per annum. The accrual of interest will start 91 day after the advance payment or after the last consignment of the equipment, whatever is later. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

As of December 31, 2003, total value of equipment delivered under this contract was EURO 4,895 (US$6,119 at exchange rate as of December 31, 2003).

Agreements between VimpelCom and General DataCom

On August 26, 2002, VimpelCom and United Liability Company General DataCom ("DataCom") signed an agreement for delivery of telecommunications equipment for US$15,000. This agreement provides for the deferral of payment of the amount of US$12,750 in respect of the future deliveries of equipment. The liability will accrue interest at the US dollar six-month LIBOR rate plus 2%. The accrual of interest will start after the delivery of the last consignment of the equipment. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

On January 4, 2003, VimpelCom and DataCom signed an amendment to this agreement ("the Amendment"). Under the Amendment the total value of equipment to be delivered is US$7,676. As of December 31, 2003, total value of equipment delivered under this contract was US$7,676.

Amounts outstanding in connection with VimpelCom's equipment financing obligation consisted of the following at December 31:

	[illegible]	[illegible]
Alcatel (agreements with KB1):		
Supplier credit facilities	US$ 81,697	US$ 119,315
Accrued interest	1,003	2,343
Alcatel (agreements with VimpelCom-Region):		
Supplier credit facilities	11,567	23,877
Accrued interest	–	58
Alcatel (agreements with StavTeleSot):		
Supplier credit facilities	2,676	–
Accrued interest	–	–
Ericsson (agreements with VimpelCom-Region):		
Supplier credit facilities	–	45,485
Accrued interest	–	74
Technoserve A/S (agreements with VimpelCom-Region):		
Supplier credit facilities	16,889	10,981
Accrued interest	41	12
Technoserve A/S (agreements with VimpelCom):		
Supplier credit facilities	2,654	4,002
Accrued interest	16	4
DataCom (agreements with VimpelCom):		
Supplier credit facilities	4,444	5,257
Accrued interest	63	–
Other	890	3,633
[illegible]	[illegible]	[illegible]
Less current portion	(70,935)	(134,617)
[illegible]	[illegible]	[illegible]

Future payments under bank loans, ruble denominated bonds and supplier credit facilities are as follows:

2004	US$ 206,095
2005	323,756
2006	36,257
2007	23,169
2008	–
[illegible]	[illegible]

17. Capital Lease Obligations

As of December 31, 2003, Bee-Line Samara had obligations under lease agreements with Sberbankinveststroy of US$853. Equipment under the lease agreements was received by Bee-Line Samara before it was acquired by VimpelCom (Note 5). Under the lease agreements, the ownership of the leased assets is to be transferred to Bee-Line Samara after the end of the lease term and execution of all lease payments. Equipment received under these agreements was accounted for as capital leases.

As of December 31, 2003, VimpelCom had obligations under lease agreements with OJSC "Investelectrosvyaz" of US$14,688. Equipment under the lease agreements was received by VimpelCom on July 1, 2003 (Note 10). Under the lease agreements, the lease term is equal to the estimated remaining economic life of the leased property. Equipment received under these agreements was accounted for as capital leases.

Future payments under capital lease obligations are as follows:

2004	US$ 6,631
2005	3,316
2006	4,216
2007	1,121
2008	–
[illegible]	[illegible]

18. Shareholders' Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2003, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .001 ruble per share per year, and to receive a fixed liquidation value of .005 rubles per share in the event of VimpelCom's liquidation, to the extent there are sufficient funds available. As of December 31, 2003, this liquidation preference amounted to approximately US$2.5 at the official year-end exchange rate. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

Under the agreement dated December 1, 1998, prior to the occurrence of certain transactions, VimpelCom had the right to purchase from Telenor a part of the shares previously issued to Telenor. The number of shares that could be purchased was limited by a condition that Telenor's share in VimpelCom's total outstanding voting capital stock should not become less than 25% plus one share after the call option is exercised. In December 2000, VimpelCom purchased 250,000 shares of common stock for US$4,993 from Telenor under its call option to provide for shares to support grants under VimpelCom's stock option plan (Note 26). These shares were held by VC ESOP N.V., a consolidated subsidiary of VimpelCom, (132,882 shares and 202,551 shares as of December 31, 2003 and 2002) and were treated as treasury shares in the accompanying consolidated financial statements.

As of December 31, 2003 and 2002, 27,752 shares (37,003 ADSs) and 2,080,926 shares (2,774,568 ADSs), respectively, of VimpelCom's common stock issued on July 28, 2000 were held by VC Limited, a consolidated affiliate of VimpelCom. These shares were treated as treasury shares in the accompanying consolidated financial statements.

On October 8, 2001, VimpelCom purchased 3,744 shares of its common stock for US$75. On November 5, 2001, all of these shares were sold to Telenor for US$75.

On November 5, 2001, VimpelCom issued 5,150,000 shares of common stock (6,866,667 ADS) to Eco Telecom, raising US$92,197 (net of cost of issuance of US$10,803).

In 2002, VimpelCom sold 47,649 shares of its common stock for US$1,917. The excess of the proceeds over the cost of treasury shares sold in the amount of US$965 was allocated to additional paid-in capital in the accompanying consolidated financial statements.

In the third and fourth quarters 2003, VimpelCom used 2,053,174 shares (2,737,565 ADSs) of its treasury stock to meet its conversion obligations for senior convertible notes (Note 14). The excess of the nominal value of senior convertible notes reduced by unamortised debt issue cost over the cost of the treasury shares sold in the amount of US$32,617 was allocated to additional paid-in capital in the accompanying consolidated financial statements as of December 31, 2003.

On October 24, 2003, an Extraordinary General Meeting of VimpelCom Shareholders approved the merger of VimpelCom and VimpelCom-Region and the related issuance of 10,946,821 new VimpelCom common shares (the equivalent of 14,595,428 ADSs) in exchange for the 44.7% stake in VimpelCom-Region that is currently owned by Eco Telecom and by Telenor. Following the merger, Telenor will own approximately 26.6% and 29.9%, respectively, and Alfa Group will own approximately 32.9% and 24.5%, respectively, of the Company's total voting stock and total common stock. As of March 15, 2004, the merger and issuance of new shares had not occurred.

Each outstanding share of VimpelCom's common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly determined by the board of directors or the shareholders, and in the event of VimpelCom's liquidation, to receive part of VimpelCom's assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. Dividends to shareholders – residents of Russia are subject to a 6% withholding tax. Dividends to other shareholders are subject to a 15% withholding tax, which may be reduced or eliminated by double tax treaties. Transfers to reserves have been insignificant through December 31, 2003. As of December 31, 2003, VimpelCom's retained earnings distributable under Russian legislation were US$162,696 at the official year-end exchange rate.

As of December 31, 2003, the amount of consolidated retained earnings of VimpelCom represented by undistributed earnings of companies which are accounted for using the equity method was US$2,219.

19. VC Limited

VC Limited is a special purpose entity formed under the laws of the British Virgin Islands for the purpose of holding the ADSs that were used to satisfy the conversion obligations under the convertible notes. *VimpelCom does not own directly or indirectly any shares of VC Limited.* However, VimpelCom controls VC Limited pursuant to an agreement between VimpelCom and the sole shareholder of VC Limited by which VimpelCom has an irrevocable proxy to vote the shares of VC Limited for all purposes.

As of December 31, 2003 and 2002, the assets of VC Limited primarily consisted of shares of VimpelCom's common stock with the cost of US$768 and US$57,600, respectively. The liabilities of VC Limited primarily consisted of a loan due to VimpelCom B.V., a subsidiary of VimpelCom Finance B.V., in the amount of US$0 and US$62,601 as of December 31, 2003 and December 31, 2002. There were no other material assets and liabilities in the financial statements of VC Limited as of December 31, 2003 and 2002. Expenses of VC Limited for the years ended December 31, 2003, 2002 and 2001 primarily consisted of interest expense on the loan due to VimpelCom B.V. in the amount of US$2,199, US$3,159 and US$2,807, respectively. VC Limited had no other material revenues or expenses for each of the years 2003, 2002 and 2001.

20. VimpelCom-Region

Under the agreements on investments in VimpelCom-Region, dated May 2001, by and among VimpelCom, VimpelCom-Region, Eco Telecom and Telenor, VimpelCom contributed US$103,000 as equity to VimpelCom-Region (Note 1). In addition, Eco Telecom was to invest a total of US$117,000 of equity directly into VimpelCom-Region in two equal tranches, in November 2002 and November 2003. Telenor and VimpelCom had options, either collectively or individually, to invest up to an aggregate of US$117,000 directly in VimpelCom-Region simultaneously with each of Eco Telecom's contributions.

On December 3, 2001, VimpelCom-Region sold to Eco Telecom 1,323 newly issued shares of convertible voting preferred stock of VimpelCom-Region for a purchase price of approximately US$0.4. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .01 ruble per share per year, and to receive a fixed liquidation value of 20 rubles per share in the event of VimpelCom-Region's liquidation, to the extent there are sufficient funds available. As of December 31, 2003, this liquidation preference amounted to approximately US$0.9 at the official year end exchange rate. Each share of preferred stock is convertible into one share of common stock, but no later than April 1, 2050, upon an official registration of common stock issue. There is no premium payable on conversion. In accordance with the agreements on investments in VimpelCom-Region, dated May 30, 2001, the shares of preferred stock should be re-distributed between Eco Telecom, VimpelCom and Telenor upon equity contributions to VimpelCom-Region in order to maintain certain percentage of the parties in the voting capital stock of VimpelCom-Region. Upon the fulfillment of the agreements dated May 30, 2001, the shares of preferred stock shall be converted into common stock.

In addition, on December 3, 2001, VimpelCom sold to Eco Telecom one share of common stock of VimpelCom-Region for a purchase price of US$40.

On May 15, 2002, the annual shareholders' meeting of VimpelCom approved the following changes to the agreements on investments in VimpelCom-Region, dated May 30, 2001.

VimpelCom converted its options to purchase newly issued shares of VimpelCom-Region into an obligation and accelerated this obligation to November 2003, and Telenor accelerated its corresponding options to November 2003, in each case, subject to extension in certain instances. Eco Telecom's investments in VimpelCom-Region were scheduled as required under the original agreements dated May 30, 2001: US$58,480 in November 2002 and US$58,520 in November 2003, with each date subject to extension in certain cases, unless Eco Telecom chooses to accelerate all or a portion of its third tranche investments.

VimpelCom committed to provide VimpelCom-Region with a combination of secured loans, guarantees and leases of equipment and other assets with a total value of up to US$92,000, and with unsecured credits of up to US$30,000, with terms up to six years.

To the extent that external financing is not obtained by February 2005 in an amount necessary to meet VimpelCom-Region's five-year funding plan, VimpelCom-Region will give each of its shareholders the right to contribute to its capital the amount of cash necessary to make up the funding shortfall on a pro rata basis. If any shareholder does not *exercise its right to make such capital contribution in full,* the other shareholders which fully contribute their pro rata amount will have the right to contribute all or a portion of such shareholder's capital contribution on a pro rata basis. The shareholders of VimpelCom-Region further agreed to vote in favor of, and take all actions necessary to effect the issuance of VimpelCom-Region ordinary shares in connection with such capital contribution; provided that such obligation will not be applicable if the aggregate amount of the additional *funds raised by VimpelCom-Region (excluding the capital increases in* connection with the second and third closings in November 2002 and November 2003, respectively) exceeds US$300,000.

VimpelCom-Region's Board of Directors was disbanded as part of the unified management structure of VimpelCom and VimpelCom-Region.

On November 12, 2002, VimpelCom, Eco Telecom and Telenor each purchased 1,862 newly issued shares of VimpelCom-Region's common stock for US$58,480. Simultaneously, Eco Telecom sold 231 and 860 shares of VimpelCom-Region's preferred stock to Telenor and VimpelCom, respectively, at a price of 20 rubles per share. The closing represents the second tranche of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended.

Capital contributions of Eco Telecom and Telenor in VimpelCom-Region exceeded 35.01% of net assets of VimpelCom-Region after the contributions by US$23,073. The gain on the sale of newly issued stock of a subsidiary was included in additional paid-in capital in the consolidated financial statements of VimpelCom for the year ended December 31, 2002.

In anticipation of the announced merger between VimpelCom and VimpelCom-Region, approved on October 24, 2003 by an Extraordinary General Meeting of VimpelCom Shareholders (Note 18), Eco Telecom has accelerated the third tranche of its investment into VimpelCom-Region.

On August 27, 2003, Eco Telecom purchased 1,463 newly issued shares of VimpelCom-Region's common stock for US$58,520. Simultaneously, VimpelCom and Telenor sold 128 and 34 shares of VimpelCom-Region's preferred stock, respectively, to Eco Telecom, at a price of 20 rubles per share. The closing represented the third tranch of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended. Following the completion of this investment tranche, VimpelCom's interest in VimpelCom-Region became 55.31%.

VimpelCom's share in net assets of VimpelCom-Region increased by US$4,945 as a result of capital contribution of Eco Telecom made on August 27, 2003. The gain on the sale of newly issued stock of a subsidiary was included in additional paid-in capital in the consolidated financial statements of VimpelCom as of December 31, 2003.

As of December 31, 2003, issued and outstanding common stock of VimpelCom-Region comprised 9,818 shares.

21. Income Taxes

The Russian Federation was the only tax jurisdiction in which VimpelCom's income was subject to taxation.

On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35% to 24% effective January 1, 2002. The effect of the new tax legislation was recognized in the period of enactment.

Income tax expense (benefit) consisted of the following for the years ended December 31:

[illegible]	[illegible]	[illegible]	[illegible]
Current income taxes	US$ 126,289	US$ 58,324	US$ 28,509
Deferred taxes	(11,568)	(6,385)	(9,970)
[illegible]	[illegible]	[illegible]	[illegible]

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the statutory tax rates of 35% (from January 1, 2001 through December 31, 2001) and 24% (from January 1, 2002 through December 31, 2003) for the years ended December 31 is as follows:

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Effect of investment incentive deductions	–	–	(16,460)
Effect of non-deductible expenses and other permanent differences	27,421	6,528	16,860
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	(7,532)	754	1,269
Effect of changes in tax rate	–	–	(5,796)
[illegible]	[illegible]	[illegible]	[illegible]

21. Income Taxes (continued)

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

[illegible]	[illegible]	[illegible]
Deferred tax assets:		
Accrued operating and interest expenses	US$ 9,249	US$ 5,192
Deferred revenue	16,610	9,868
Bad debts, net of revenue accrual	–	2,599
Loss carry-forwards	421	5,736
[illegible]	[illegible]	[illegible]
Valuation allowance	–	(7,532)
[illegible]	[illegible]	[illegible]
Deferred tax liabilities:		
Revenue accrual, net of bad debts	4,410	–
Non-current assets	32,960	33,854
Forward agreement	3,364	1,494
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
Add current deferred tax assets	21,377	15,742
Less current deferred tax liability	(1,451)	–
[illegible]	[illegible]	[illegible]

For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

For Russian income tax purposes, VimpelCom has accumulated tax losses incurred in 2000, 2001 and 2002, which may be carried forward for use against future income. Its use is restricted to a maximum of 30% of taxable income. Tax loss carry forwards may be eroded by future devaluation of the ruble. As of December 31, 2003, for Russian income tax purposes, VimpelCom-Region had tax losses available to carry forward of approximately US$421, expiring on December 31, 2012.

22. Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001:

[illegible]	[illegible]
Provision for bad debts	16,088
Accounts receivable written off	(14,469)
[illegible]	[illegible]
Provision for bad debts	25,408
Accounts receivable written off	(21,090)
[illegible]	[illegible]
Provision for bad debts	11,074
Accounts receivable written off	(16,032)
[illegible]	[illegible]

The provision for bad debts included in the accompanying consolidated statements of operations is net of related value-added taxes of US$1,846, US$4,235 and US$2,682 for the years ended December 31, 2003, 2002 and 2001, respectively.

23. Related Party Transactions

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom.

Balances due from related parties, which are equity investees, except for Telenor Russia AS, which is not an equity investees, consisted of the following as of December 31:

[illegible]	[illegible]	[illegible]
Bee-Line Togliatti	US$ 1,013	US$ 1,411
Other	158	672
[illegible]	[illegible]	[illegible]

The amount due from Bee-Line Togliatti, a 50%-owned investee of Bee-Line Samara, mainly represents accounts receivable under the contract for telecommunications services.

Balances due to related parties consisted of the following as of December 31:

[illegible]	[illegible]	[illegible]
Telenor Russia AS	US$ 1,721	US$ 342
Eco Telecom and Alfa-Eco M	4,200	–
Alfa-Eco Telecom	1,400	–
Bee-Line Togliatti	532	1,623
Telenor Invest AS	–	999
Telenor Mobile Communication AS	750	395
FinMark Strategy Partners LLC	–	173
Other	–	382
[illegible]	[illegible]	[illegible]

On April 1, 1999, VimpelCom and Telenor Russia AS signed a Service Obligation Agreement ("Telenor Service Obligation Agreement"). Total expense in respect of management fees under the Telenor Service Obligation Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 amounted to US$1,041, US$774 and US$525, respectively. As of December 31, 2003 and 2002, the liability to Telenor Russia AS amounted to US$321 and US$205, respectively.

On October 1, 2003, VimpelCom and Telenor Russia AS signed a General Services Agreement. Total expense in respect of management fees under this General Services Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 amounted to US$1,167, US$0 and US$0, respectively. As of December 31, 2003 and 2002, the liability to Telenor Russia AS amounted to US$1,400 and US$0, respectively.

On August 28, 2003, VimpelCom and Eco Telecom and Limited Liability Company Alfa-Eco M ("Alfa-Eco M"), a part of the Alfa Group of companies in Russia, signed a Services Agreement. In accordance with the Services Agreement, Eco Telecom and Alfa-Eco M are to provide advising and consulting services to VimpelCom in connection with the upcoming merger between VimpelCom and VimpelCom-Region (Note 20). The total cost in respect of the Services Agreement as of December 31, 2003 amounted to US$3,500 and was included in telecommunications licenses and allocations of frequencies in the accompanying consolidated financial statements. As of December 31, 2003, the liability to Eco Telecom and Alfa-Eco M was US$4,200.

On October 1, 2003, VimpelCom and Limited Liability Company Alfa-Eco Telecom, a part of the Alfa Group of companies in Russia, signed a General Service Agreement. Total expense in respect of management fees under this General Service Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 amounted to US$1,167, US$0 and US$0, respectively. As of December 31, 2003 and 2002, the liability to Alfa-Eco Telecom amounted to US$1,400 and US$0, respectively.

The amount due to Bee-Line Togliatti mainly represents accounts payable under the contract for maintenance of telecommunications equipment.

The amounts due to Telenor Invest AS and Telenor Mobile Communication AS, companies registered in Norway and affiliated with Telenor, represent accounts payable by Extel and StavTeleSot for services under consultancy and other agreements.

On July 6, 2000, VimpelCom and AXP Consulting LLC, a US company controlled by a director of VimpelCom, signed a Service Obligation Agreement, with an amendment concluded in May 2001. In October 2001, AXP Consulting LLC changed its name to FinMark Strategy Partners LLC ("FinMark"). In accordance with the Service Obligation Agreement, FinMark provides advising and consulting services to VimpelCom. In accordance with an agreement between VimpelCom and FinMark, VimpelCom paid a fixed service fee to FinMark until December 31, 2002. The amount of the fee is US$575 per annum, net of all applicable taxes. If the personnel accepted under the agreement ceases to have the status as a director of the Board of VimpelCom, then VimpelCom will have the right to suspend the services under the agreement and withhold a pro rata portion of the annual fee. In May 2002, the personnel accepted under the agreement ceased to have the status as a director of the Board of VimpelCom. The total cost in respect of the Service Obligation Agreement recorded in the accompanying consolidated financial statements for the years ended December 31, 2002 and 2001 amounted to US$690 and US$1,288, respectively. As of December 31, 2002, the liability to FinMark was US$173.

23. Related Party Transactions (continued)

On June 30, 2000, the Board of Directors of VimpelCom approved a transaction with one of executive officers of VimpelCom (the "Executive Officer"). According to the agreement, VimpelCom was obliged to pay remuneration to the Executive Officer for the pledge of shares of VimpelCom's common stock as a collateral for borrowings under the credit line from Sberbank. The remuneration was calculated as 2% of the outstanding amount of borrowings under the credit line. The remuneration was paid to Executive Officer in two installments, in February and July 2001. Total remuneration accrued and included in interest expense in the accompanying consolidated statements of operations for the years ended December 31, 2001 was US$171. In 2001, the shares of VimpelCom's common stock were released from the pledge.

24. Earnings per Share

Net income per common share for all periods presented has been determined in accordance with SFAS No. 128, "Earnings per Share", by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of 1.33 to determine net income per ADS equivalent as each ADS is equivalent to three-quarters of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,		
[illegible]	[illegible]	[illegible]	[illegible]
	(In thousands, except per share amounts)		
Numerator:			
[illegible]	[illegible]	[illegible]	[illegible]
Denominator:			
Denominator for basic earnings per share – weighted average shares	38,241	38,014	33,642
Effect of dilutive securities:			
Convertible preferred stock	6,426	6,426	6,426
Senior convertible notes	2,076	–	–
Employee stock options	27	49	–
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

The following items were not included in the computation of earnings per share assuming dilution because they would not have a dilutive effect for the periods presented in the accompanying consolidated financial statements: senior convertible notes for the years ended December 31, 2002 (2,080,926 notes) and 2001 (2,080,926 notes) and employee stock options for the year ended December 31, 2001.

25. Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires companies to provide certain information about their operating segments. VimpelCom has two reportable segments: the Moscow license area and the regions outside of the Moscow license area (the "Regions"). The Moscow license area includes the city of Moscow and the Moscow region. The Regions include all other regions of the Russian Federation.

Management decided to organize the enterprise based on geographical areas. Management analyses the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different investment and marketing strategies. The Moscow license area represents a more developed market for VimpelCom's services compared to the Regions.

The Board of Directors and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom's consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, as discussed in Note 2.

	Year ended December 31, 2003		
[illegible]	[illegible]	[illegible]	[illegible]
Total operating revenues from external customers	US$ 918,749	US$ 416,849	US$ 1,335,598
Total intersegment revenues	58,450	42,506	100,956
Depreciation and amortization	120,511	64,826	185,337
Operating income	325,768	103,199	428,967
Interest income	11,611	1,478	13,089
Interest expense	49,274	24,161	73,435
Income before income taxes and minority interest	286,170	84,686	370,856
Income tax expense	88,980	19,661	108,641
Net income	197,190	62,422	259,612
Segment assets	1,717,716	1,021,674	2,739,390
Goodwill	9,801	15	9,816
Expenditures for long-lived assets	234,578	538,077	772,655

	Year ended December 31, 2002		
[illegible]	[illegible]	[illegible]	[illegible]
Total operating revenues from external customers	US$ 698,674	US$ 80,970	US$ 779,644
Total intersegment revenues	19,755	7,043	26,798
Depreciation and amortization	86,367	11,325	97,692
Operating income (loss)	238,477	(12,928)	225,549
Interest income	8,110	381	8,491
Interest expense	44,208	4,425	48,633
Income (loss) before income taxes and minority interest	199,759	(21,975)	177,784
Income tax expense	49,112	827	49,939
Net income (loss)	150,644	(23,192)	127,452
Segment assets	1,411,948	532,492	1,944,440
Goodwill	9,801	15	9,816
Expenditures for long-lived assets	331,593	256,230	587,823

	Year ended December 31, 2001		
[illegible]	[illegible]	[illegible]	[illegible]
Total operating revenues from external customers	US$ 416,936	US$ 10,960	US$ 427,896
Total intersegment revenues	3,451	1,013	4,464
Depreciation and amortization	59,266	2,104	61,370
Operating income (loss)	94,363	(6,695)	87,668
Interest income	5,731	2	5,733
Interest expense	26,528	337	26,865
Income (loss) before income taxes and minority interest	73,273	(7,089)	66,184
Income tax expense (benefit)	18,629	(90)	18,539
Net income (loss)	55,049	(6,981)	48,068
Segment assets	888,753	162,106	1,050,859
Goodwill	9,801	–	9,801
Expenditures for long-lived assets	165,926	101,739	267,665

25. Segment Information (continued)

A reconciliation of VimpelCom's total segment financial information to the corresponding consolidated amounts follows

Revenues:

[illegible]	[illegible]	[illegible]	[illegible]
Total operating revenues from external customers for reportable segments	US$ 1,335,598	US$ 779,644	US$ 437,896
Total intersegment revenues for reportable segments	100,956	26,798	4,464
Elimination of intersegment revenues	(100,956)	(26,798)	(4,464)
[illegible]	[illegible]	[illegible]	[illegible]

Net income (loss):

[illegible]	[illegible]	[illegible]	[illegible]
Total net income for reportable segments	US$ 259,612	US$ 127,452	US$ 98,068
Minority interest in net (income) loss of subsidiaries	(25,216)	2,090	–
Elimination of intersegment net (loss) income	(434)	16	(767)
[illegible]	[illegible]	[illegible]	[illegible]

Assets:

[illegible]	[illegible]	[illegible]
Total assets for reportable segments	US$ 2,739,390	US$ 1,946,440
Elimination of intercompany receivables	(437,158)	(251,696)
[illegible]	[illegible]	[illegible]

Other significant items:

Year ended December 31, 2003

[illegible]	[illegible]	[illegible]	[illegible]
Depreciation and amortization	US$ 185,337	US$ (11)	US$ 185,326
Operating income	428,967	(1,063)	427,904
Interest income	13,089	(4,711)	8,378
Interest expense	73,435	(5,189)	68,246
Income before income taxes and minority interest	370,856	(1,054)	369,802
Income tax expense	108,641	–	108,641
Expenditures for long-lived assets	772,655	(2,199)	770,456

Year ended December 31, 2002

[illegible]	[illegible]	[illegible]	[illegible]
Depreciation and amortization	US$ 97,692	US$ (275)	US$ 97,417
Operating income	225,549	(757)	224,792
Interest income	8,491	(1,322)	7,169
Interest expense	48,633	(2,047)	46,586
Income before income taxes and minority interest	177,784	(87)	177,697
Income tax expense	49,939	–	49,939
Expenditures for long-lived assets	587,823	(9,507)	578,316

Year ended December 31, 2001

[illegible]	[illegible]	[illegible]	[illegible]
Depreciation and amortization	US$ 61,370	US$ (64)	US$ 61,306
Operating income	87,668	(518)	87,150
Interest income	5,733	–	5,733
Interest expense	26,865	–	26,865
Income before income taxes and minority interest	66,184	(337)	65,847
Income tax expense	18,539	–	18,539
Expenditures for long-lived assets	267,665	(12,656)	255,009

26. Stock Option Plan

VimpelCom's 2000 Stock Option Plan adopted on December 20, 2000 authorized the grant of options to management personnel for up to 250,000 shares of VimpelCom's common stock. The following table summarizes the activity for the plan:

[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Options granted	72,500	3,000	28,500
Options exercised	(120,750)	(94,250)	–
Options forfeited	(1,500)	(4,500)	(15,750)
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

No options expired in the years ended December 31, 2003 and 2002. The following table summarizes the weighted-average exercise prices of options for each of the following groups of options:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Options granted	46.13	34.60	23.60	17.70	23.60	17.70
Options exercised	25.32	18.99	23.60	17.70	23.60	17.70
Options forfeited	23.60	17.70	23.60	17.70	23.60	17.70
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

The weighted average grant-date fair value of options granted during the years ended December 31, 2003, 2002 and 2001 was US$43.15 (US$32.36 per ADS equivalent), US$20.33 (US$15.25 per ADS equivalent) and US$11.63 (US$8.72 per ADS equivalent), respectively.

The options granted vest at varying rates over one to three year periods. If certain events provided for in 2000 Stock Option Plan occur, the vesting period for certain employees is accelerated.

As of December 31, 2003, the weighted average contractual life of outstanding options was two years. VimpelCom can accelerate the expiration date. VimpelCom recognizes compensation costs for awards with graded vesting schedules on a straight-line basis over two to three year periods.

The manner of exercise of stock options in the year ended December 31, 2003 required variable accounting for stock-based compensation under APB No. 25 and related Interpretations. The amount of compensation expense in respect of 2000 Stock Option Plan included in the accompanying consolidated statements of operations was US$45,381 in the year ended December 31, 2003.

26. Stock Option Plan (continued)

Pro forma information regarding net income (loss) and net income (loss) per common share is required by SFAS No. 123, and has been determined as if VimpelCom has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions.

Risk-free interest rate	1.7%	1.4%	3.1%
Expected dividends yield	0.0%	0.0%	0.0%
Volatility factor of expected market price of VimpelCom's common stock	0.943	1.003	1.070
Weighted average expected life of the options (years)	3.25	2.0	2.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because VimpelCom's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

27. Contingencies and Uncertainties

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

The taxation system in Russia is evolving as the central government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in 2003 and previous years which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management's best estimate.

As of December 31, 2003, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom's liability, if any, in all pending litigation, other legal proceeding or other matters other than what is discussed above, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on VimpelCom could have a significant impact on the VimpelCom's ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

VimpelCom's ability to generate revenues in Moscow and the Moscow region is dependent upon the operation of the wireless telecommunications networks under its licenses. VimpelCom's AMPS/D-AMPS license to operate in the Moscow license area expires in November 2007, while the GSM license for the Moscow license area expires in April 2008. Resolution No. 642, dated June 5, 1994, of the Government of the Russian Federation defines the circumstances under which a license may be revoked. Under this resolution, grounds for termination are both broad and subjective and there is little precedent upon which to determine the practical likelihood of termination.

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there is only a small number of telephone line capacity suppliers in Moscow. In the year ended December 31, 2003, VimpelCom purchases telephone line capacity primarily from two suppliers: Teleross and Digital Telephone Networks.

VimpelCom's AMPS licenses to operate wireless networks in the regions (not including Moscow and the Moscow region) include a condition to make non-returnable contributions to the development of the public switched telecommunications network of the Russian Federation. The amount of contribution is unspecified and will be agreed with or determined by the respective local administrations. VimpelCom has made no significant payments and it is not possible to determine the amount that will eventually become payable.

Moscow GSM License

On December 30, 2003, Gossvyaznadzor, an official body responsible for the compliance with the legislation and regulations in telecommunications industry, issued Notices to each of VimpelCom and KBI ordering them to cure alleged violations of several government regulations, the Federal Law on Telecommunications, two provisions of the Civil Code of the Russian Federation (in the case of KBI) and license provisions. KBI is a wholly-owned subsidiary of VimpelCom which holds the GSM-900/1800 license for the Moscow license area (Note 1). VimpelCom's revenues related to this license were US$868,958, US$633,822 and US$322,173 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Notices provided specific cure periods for many of the stated violations and required VimpelCom and KBI to notify Gossvyaznadzor of compliance with them. The Notices did not, however, specify the actions that VimpelCom and KBI must take to cure the stated violations. In management's opinion, with the exception of the stated violation that KBI is disputing, VimpelCom and KBI have implemented measures to comply with the Notices within the stipulated cure periods that have passed to date and have notified Gossvyaznadzor of that fact. The cure period for one point in the Notices is April 1, 2004 and the Company is in the process of complying with this point.

On January 22, 2004, KBI filed a motion with the Arbitration Court of Moscow to issue a preliminary injunction to suspend Clause 5 of the Notice to KBI ("Clause 5"). KBI is disputing the portion of Clause 5 that alleges that KBI does not have agreements for provision of telecommunications services with the subscribers of its network and thereby violates clause 1, article 779 of the Civil Code of the Russian Federation. On January 22, 2004, the Arbitration Court of Moscow issued a ruling satisfying KBI's motion for injunctive relief by suspending Clause 5. In a separate ruling on January 22, 2004, the Arbitration Court of Moscow accepted KBI's complaint challenging the validity of Clause 5. On March 18, 2004, the Moscow Arbitrazh Court ruled in favor of KBI and invalidated the relevant provision of the December 30, 2003 notice. Gossvyaznadzor attempted to bring the tax authorities and the Moscow Prosecutors' office, into the case as third parties, but these motions were defeated. Gossvyaznadzor can appeal this decision and it has publicly stated that it intends to appeal.

Management cannot make an estimate of the effects of the ultimate resolution of the matters described above on VimpelCom's consolidated financial statements.

28. Quarterly Financial Data (Unaudited)

The following table sets forth selected highlights for each of the fiscal quarters during the years ended December 31, 2003 and 2002 (US dollars in thousands, except per share data):

2003					
Net operating revenues	US$ 244,437	US$ 304,440	US$ 378,981	US$ 407,740	US$ 1,335,598
Operating income	68,686	97,277	126,707	135,034	427,364
Net income	41,397	52,647	72,190	67,738	233,962
Net income per common share - basic	1.09	1.38	1.89	1.75	6.12
Net income per common share - diluted	0.93	1.18	1.61	1.48	5.22
2002					
Net operating revenues	US$ 145,060	US$ 173,381	US$ 221,077	US$ 228,978	US$ 768,496
Operating income	44,330	49,876	76,136	54,450	224,792
Net income	28,046	21,941	40,487	39,078	129,552
Net income per common share - basic	0.74	0.58	1.06	1.03	3.41
Net income per common share - diluted	0.63	0.49	0.91	0.88	2.91

29. Subsequent Events

In January 2004, VimpelCom changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 year. The change will decrease net income for the year ended December 31, 2004 by approximately US$40,000. This change occurred due to VimpelCom's continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated, credit line of US$69,700 to VimpelCom-Region. VimpelCom-Region has the right to draw down the entire amount before November 10, 2004. The loan is to be repaid in fourteen equal installments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at an annual rate of LIBOR rate plus 0.325%.

On February 24, 2004, VimpelCom-Region and Svenska Handelsbanken AB signed a pledge agreement. Under the pledge agreement, all the equipment with respective software received under Supply Contract with Ericsson AB is to be pledged as security for the obligations under the Svenska Handelsbanken AB credit agreement.

VimpelCom irrevocably and unconditionally guarantees twenty percent of VimpelCom-Region's obligations under the credit agreement with Svenska Handelsbanken AB.